Exhibit 99.1

EQUINOX GOLD

2026 SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

2026 SPECIAL MEETING OF SHAREHOLDERS MANAGEMENT INFORMATION CIRCULAR

2026 Special Meeting of Shareholders

Letter from the Chair

Dear Fellow Shareholders,

Please find attached the information circular regarding the proposed business combination of Equinox Gold and Orla Mining.

This transaction is a transformative milestone for Equinox Gold — and for me personally. Just over eight years ago, we began Equinox Gold with a bold vision: to build a new gold company of scale. We believed scale mattered because it creates resilience, diversification, stronger liquidity, improved access to capital, and greater leverage to the gold price. Most importantly, scale creates the opportunity to deliver lasting value for shareholders.

Since 2018, we have worked relentlessly to achieve that vision. Equinox Gold has combined with three companies, built five new mines, optimized our portfolio through strategic asset sales, and successfully spun out three new companies, each of which now has a market capitalization exceeding $1 billion.

Equinox Gold’s proposed business combination with Orla Mining represents another significant step forward in that strategy. By combining our operating expertise, financial strength, and highly complementary North American portfolio, we believe we are creating a gold mining company with the scale, growth profile, and asset quality to drive long-term shareholder value.

The combined company is expected to produce approximately 1.1 million ounces of gold in 2026 from a portfolio of high-quality, long-life assets concentrated entirely in North America. Our three Canadian mines alone are expected to produce nearly 700,000 ounces in 2026 with near-term growth to 780,000 ounces, positioning Equinox Gold as the second largest producer of Canadian gold.

The combination also accelerates our growth objectives, creating one of the strongest organic growth pipelines in the sector. We see a clear, fully funded pathway to approximately 1.9 million ounces of annual gold production through nicely sequenced growth initiatives in Canada, the U.S. and Mexico.

I have been bullish on gold since we launched Equinox Gold, and I remain just as bullish today. In an increasingly uncertain macroeconomic environment, particularly for the U.S. dollar, gold continues to demonstrate its enduring importance as a store of value and global monetary asset. By growing our production profile and expanding our mineral reserves and resources, Equinox Gold is increasingly positioned to create enormous value for shareholders in a rising gold price environment.

Great companies are built on strong foundations and exceptional teams. The combination of Equinox Gold and Orla Mining strengthens our foundation in Canada, expands our portfolio of operating mines across North America, and brings together two highly capable organizations with a shared commitment to operational excellence and responsible mining. With enhanced scale, improved asset quality, and increased financial strength, I believe Equinox Gold is exceptionally well positioned for the future.

On a personal note, this transaction is also bittersweet. Upon its completion, I have agreed to step down as Chair in favour of Charles (Chuck) Jeannes. I have known Chuck for many years and have long admired his leadership and accomplishments in the mining industry, including his tenure as CEO of Goldcorp. While stepping aside is not without emotion, I firmly believe this is the right time, and I am delighted that Chuck has agreed to lead the Equinox Gold Board.

“Ross Beaty”

Chair

June 19, 2026

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

MEETING INFORMATION

When Wednesday, July 22, 2026 9:00 a.m. (Pacific Time)	Where 1133 Melville Street, Suite 3500 Vancouver, British Columbia, Canada

NOTICE IS HEREBY GIVEN that the special meeting (Meeting) of the holders (Equinox Gold Shareholders) of common shares (Equinox Gold Shares) in the capital of Equinox Gold Corp. (Company or Equinox Gold) is scheduled to be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 22, 2026 at 9:00 a.m. (Pacific Time).

At the Meeting, Equinox Gold Shareholders will be asked to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (Share Issuance Resolution) authorizing and approving the issuance of up to 421,770,377 Equinox Gold Shares in connection with the proposed acquisition by Equinox Gold of all the outstanding common shares (Orla Shares) of Orla Mining Ltd. (Orla) by way of a proposed plan of arrangement under the Canada Business Corporations Act (Arrangement) involving Equinox Gold and Orla, pursuant to the terms and subject to the conditions of the Arrangement Agreement (as defined in the Circular) dated May 12, 2026 between Equinox Gold and Orla.

The Share Issuance Resolution is limited to the issuance of Equinox Gold Shares in connection with the Arrangement, including the issuance of (i) Equinox Gold Shares as consideration for Orla Shares (including Orla Shares issued upon settlement of certain Orla Convertible Securities to be settled for Orla Shares at the effective time of the Arrangement), and (ii) Equinox Gold Shares issuable in connection with the exercise or settlement of certain Orla Convertible Securities adjusted to be exercisable or settled for Equinox Gold Shares following the effective time of the Arrangement as contemplated by the Plan of Arrangement (as defined in the Circular). The total number of Equinox Gold Shares authorized for issuance pursuant to the Share Issuance Resolution also includes a 2% buffer to account for administrative and clerical matters. The Share Issuance Resolution does not authorize a new class of shares, superior voting rights, or a discretionary financing unrelated to the Arrangement. For further information, please see the sections entitled “Background to the Arrangement & Recommendations”, “The Arrangement” and “The Arrangement Agreement” in the Circular.

The accompanying management information circular of Equinox Gold dated June 19, 2026 (Circular) provides specific details of the business to be considered at the Meeting. The full text of the Share Issuance Resolution is set out in “Schedule “A” – Share Issuance Resolution” attached to this Circular. If the Arrangement is not completed, the Equinox Gold Shares referred to in the Share Issuance Resolution will not be issued, even if the Share Issuance Resolution is approved at the Meeting.

THE BOARD OF DIRECTORS OF EQUINOX GOLD UNANIMOUSLY RECOMMENDS THAT EQUINOX GOLD SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION. IT IS A CONDITION TO COMPLETION OF THE ARRANGEMENT THAT THE SHARE ISSUANCE RESOLUTION BE APPROVED AT THE MEETING.

The record date for determination of Equinox Gold Shareholders entitled to receive notice of and to vote at the Meeting was the close of business on June 15, 2026 (Record Date). Holders of Equinox Gold Shares as at the Record Date who either attend the Meeting in person or who have completed and delivered a proxy or voting instruction form (VIF) in the manner and subject to the provisions described in the section entitled “Meeting and Voting Information” in the Circular shall be entitled to vote, or to have their Equinox Gold Shares voted, on all matters to come before the Meeting.

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Voting of Proxies

The Meeting will be held in person. Registered Equinox Gold Shareholders (as defined in the Circular) and duly appointed proxyholders can attend the Meeting in person, where they can participate, vote, and ask questions.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the Meeting via live webcast at https://event.choruscall.com/mediaframe/webcast.html?webcastid=lNaDtjga, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

Equinox Gold Shareholders are strongly encouraged to submit their votes in advance of the Meeting by proxy or VIF, as applicable.

Registered Shareholders

Registered Equinox Gold Shareholders will receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Investor Services Inc., Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, Canada M5H 4A6 not later than 9:00 a.m. (Pacific Time) on July 20, 2026 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting as it may be adjourned or postponed from time to time. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.

Beneficial Shareholders

Beneficial Equinox Gold Shareholders (as defined in the Circular) who hold their Equinox Gold Shares registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (Intermediaries) may receive certain other materials from their Intermediary, such as a VIF, to vote their shares. If you are a beneficial Equinox Gold Shareholder and receive these materials through your broker or other Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other Intermediary.

Questions

Equinox Gold has retained Laurel Hill Advisory Group (Laurel Hill) as its proxy solicitation agent and shareholder communications advisor to assist with shareholder communications and proxy solicitation in connection with the Meeting. If you have any questions before the Meeting about Equinox Gold, the Meeting Materials (as defined in the Circular) or the voting process, please contact Laurel Hill by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (international), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by email at assistance@laurelhill.com.

Voting your Equinox Gold Shares

You can vote your Equinox Gold Shares using any one of the methods outlined below.

Internet

If you are using a smartphone, scan the QR code on your proxy form and follow the instructions on the screen. If you vote using the internet, go to www.investorvote.com and follow the instructions on screen. Your 15-digit control number is in the bottom left corner of the first page of your proxy form.

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Telephone

Call 1-866-732-8683 (in North America) or 1-312-588-4290 (outside North America) from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which is in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Proxyholders (as defined in the Circular) as your proxyholder.

Mail or courier

Complete your proxy form, sign, and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

320 Bay Street, 14th Floor,

Toronto, Ontario, Canada M5H 4A6

Appointing another person to attend the Meeting and vote your shares on your behalf

You can appoint a person other than the Management Proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names of the Management Proxyholders in your proxy form or VIF (as applicable) and print the name of the person that you want to appoint as your proxyholder in the space provided. This person does not need to be an Equinox Gold shareholder. Complete your voting instructions, sign, and date the proxy form, and return your proxy form to Computershare using one of the methods noted above.

By order of the Board of Directors

“Jacqlin Anthony”

General Counsel and Corporate Secretary

June 19, 2026

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MANAGEMENT INFORMATION CIRCULAR

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Interest of Informed Persons in Material Transactions	93

Additional Information	93

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QUESTIONS & ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING

All capitalized terms used herein but not otherwise defined have the meanings set forth under “Management Information Circular – Glossary of Terms” in this Circular.

This Circular is provided to you in connection with the solicitation by or on behalf of management of Equinox Gold of proxies to be used at the Meeting to be held in person on July 22, 2026 at 9:00 a.m. (Pacific Time) for the purposes indicated in the Notice of Meeting.

Your vote is very important. Equinox Gold Shareholders are strongly encouraged to submit their votes in advance of the Meeting by proxy or VIF, as applicable.

The questions and answers below give general information about the Arrangement and related matters and guidance for voting your Equinox Gold Shares.

About the Arrangement

Q:	Why is the Meeting being held?

The Meeting is being held to consider, and if deemed advisable, to approve the Share Issuance Resolution outlined in the Arrangement Agreement, pursuant to which Equinox Gold has agreed to acquire all of the issued and outstanding Orla Shares by way of the Arrangement in exchange for the issuance of 1.00 Equinox Gold Share (the Exchange Ratio) and $0.0001 in cash for each issued and outstanding Orla Share. Pursuant to the policies of the Toronto Stock Exchange (TSX), the issuance of Equinox Gold Shares in connection with the Arrangement must be approved by Equinox Gold Shareholders.

The Share Issuance Resolution is limited to the issuance of Equinox Gold Shares in connection with the Arrangement, including the issuance of (i) Equinox Gold Shares as consideration for Orla Shares (including Orla Shares issued upon settlement of certain Orla Convertible Securities to be settled for Orla Shares at the effective time of the Arrangement), and (ii) any Equinox Gold Shares issuable in connection with the exercise or settlement of certain Orla Convertible Securities adjusted to be exercisable or settled for Equinox Gold Shares following the effective time of the Arrangement as contemplated by the Plan of Arrangement. The Share Issuance Resolution does not authorize a new class of shares, superior voting rights, or a discretionary financing unrelated to the Arrangement.

The Arrangement cannot proceed unless several conditions are satisfied, including the approval of the Share Issuance Resolution by Equinox Gold Shareholders. See “The Arrangement” and “The Arrangement Agreement”.

Q:	Who is Orla Mining?

Orla is a Canadian mining company listed on the TSX under the symbol “OLA” and on the NYSE American Stock Exchange (NYSE American) under the symbol “ORLA”. Orla has three material gold projects:

•	the Musselwhite Mine located in Ontario, Canada;

•	the Camino Rojo Mine located in Zacatecas, Mexico, which consists of the Camino Rojo oxide gold mine and the Camino Rojo sulfide development project; and

•	the South Railroad Project located in Nevada, U.S., which consists of the Dark Star and Pinion deposits within the prospective land package called the “South Carlin Complex” along the Carlin trend.

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Q:	Why is Equinox Gold proposing to combine with Orla?

Management of Equinox Gold and the board of directors of Equinox Gold (the Equinox Gold Board) believe that combining with Orla will accelerate achievement of the Company’s growth and revaluation objectives, delivering greater value to Equinox Gold Shareholders than could be achieved on a standalone basis. The combination of Equinox Gold and Orla will create:

•

North America’s new senior gold producer: 1.1 million ounces of gold production[1] from a highly complementary portfolio of six North American mines, underpinned by a significant gold endowment of approximately 23 million ounces of Proven & Probable Mineral Reserves and an additional approximately 25 million ounces of Measured & Indicated Resources [2];

•

Peer-leading growth profile to more than 1.9 million ounces annually: Clear path to more than 800,000 ounces [3] of near-term organic gold production growth from North American assets, both enhancing and accelerating Equinox Gold’s growth potential;

•

Second largest producer of Canadian gold: 100% ownership of three cornerstone Canadian mines that are expected to collectively produce 685,000 ounces[4] of gold in 2026, with significant potential for production growth and mine life extension from expansion and exploration upside, resulting in significant production from a market-preferred, low-risk jurisdiction;

•

Enhanced scale and diversification while maintaining jurisdictional simplicity: Highly complementary asset portfolios in Canada, the U.S. and Mexico, allowing the shareholders of each company to participate in accelerated production growth milestones while maintaining a tier-one North American jurisdictional profile;

•

Substantial free cash flow generation and robust financial position: Substantial combined free cash flow[5] profile, based on analyst consensus estimates, and substantial total available liquidity[6] to drive growth and continued shareholder returns, while maintaining financial flexibility;

•

Industry-leading team of mine builders and operators: Key additions to both the Equinox Gold Board and management team create a leadership team with proven track records of delivering enhanced shareholder value across key metrics such as production, mineral reserves, cash flow and net asset value, and a shared commitment to operational excellence, disciplined capital allocation and responsible mining;

•

Diversified portfolio provides scale and optionality: Six producing mines and four growth projects across four North American countries provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside and longer-term optionality;

•	Improved capital markets profile: Increased scale and liquidity for investors;

[1]

Mid-point of Equinox Gold’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the news release of Equinox Gold dated January 14, 2026 and the news release of Orla dated January 20, 2026, respectively.

[2]	See Note to U.S. Shareholders and Forward-Looking Information.
[3]

Anticipated production growth is expected from the execution of Valentine Phase 2 expansion (Canada) and the development of Castle Mountain Mine (U.S.), South Railroad Complex (U.S.), Los Filos expansion project (Mexico) and Camino Rojo underground project (Mexico) and operating in line with expectations outlined in current technical reports, which technical reports are available under the respective SEDAR+ profiles of Equinox Gold (in the case of Valentine, Castle Mountain and Los Filos) and Orla (in the case of South Railroad and Camino Rojo).

[4]

Mid-point of Equinox Gold’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the news release of Equinox Gold dated January 14, 2026 and the news release of Orla dated January 20, 2026, respectively.

[5]

Free cash flow is a non-IFRS measure, which are measures with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. See Non-IFRS Financial Measures.

[6]

Liquidity is a non-IFRS measure, which are measures with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. See Non-IFRS Financial Measures.

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•

Significant re-rate potential: Combined company delivers advantages neither company could achieve on a standalone basis, including greater scale, lower risk, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and stronger free cash flow[7], providing significant re-rating potential; and

•	Operating efficiencies: Complementary operating platforms focused in Canada and the U.S.

The Equinox Gold Board believes the Arrangement provides Equinox Gold Shareholders with continued participation in a larger, more liquid North American gold producer with a broader asset base, enhanced free cash flow profile, and improved capital allocation flexibility. In assessing the Arrangement, the Equinox Gold Board weighed the issuance of new Equinox Gold Shares against the expected contribution from Orla’s producing and development assets, the financial capacity of the combined company, and the enhanced potential of the combined organic growth pipeline.

In evaluating the Arrangement, Equinox Gold’s Board considered alternatives reasonably available to the Company, including continuing as a standalone company and pursuing organic growth and development opportunities. After considering the expected benefits, risks, timing, execution requirements and relative certainty of these alternatives, the Equinox Gold Board concluded that the Arrangement was in the best interests of Equinox Gold.

See “Background to the Arrangement & Recommendations – Reasons for the Arrangement”.

Q:	How was the Exchange Ratio calculated?

On May 12, 2026, after the close of trading on the TSX, Mr. Beaty, Mr. Hall and Ms. Dimitrov met with BMO Capital Markets to review market trading information for Equinox Gold Shares relative to Orla Shares. Following that meeting, Mr. Beaty and Mr. Jeannes met to discuss the Exchange Ratio and certain terms of the Arrangement Agreement. Mr. Beaty and Mr. Jeannes concluded on the Exchange Ratio of 1.00 Equinox Gold Share and $0.0001 in cash for each Orla Share, subject to negotiation of the remaining deal terms.

The Equinox Gold Board, after reviewing market data and consulting with their management teams and respective financial advisors, determined that the Consideration, including the Exchange Ratio of 1.00 Equinox Gold Share for each Orla Share is fair, from a financial point of view, to Equinox Gold, fairly reflecting the market value of Equinox Gold relative to Orla on the TSX over recent time periods.

The Equinox Gold Board also considered that, immediately following completion of the Arrangement, current Equinox Gold Shareholders and former Orla Shareholders are expected to own approximately 67% and 33% of the outstanding Equinox Gold Shares on a fully diluted in-the-money basis, respectively, fairly reflecting each party’s relative contribution to key valuation metrics of Post-Arrangement Equinox Gold.

Q:	What are Equinox Gold Shareholders being asked to vote on?

At the Meeting, Equinox Gold Shareholders will be asked to authorize and approve the issuance of up to 421,770,377 Equinox Gold Shares (the Consideration Shares) in connection with the Arrangement. The Equinox Gold Shares authorized for issuance: (i) will be issued to Orla Shareholders (other than Orla Shareholders validly exercising Dissent Rights) in exchange for their Orla Shares (including Orla Shares issued upon settlement of certain Orla Convertible Securities to be settled for Orla Shares at the Effective Time); (ii) are expected to be issued on the exercise, conversion or settlement of Orla Convertible Securities, as applicable, following the Effective Date; and (iii) may be issued for any other matters contemplated by the Arrangement. The total number of Equinox Gold Shares authorized for issuance pursuant to the Share Issuance Resolution also includes a 2% buffer to account for clerical and administrative matters. The full text of the Share

[7]

Free cash flow is a non-IFRS measure, which are measures with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. See Non-IFRS Financial Measures.

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Issuance Resolution is attached as “Schedule “A” – Share Issuance Resolution” to this Circular. Also see “The Arrangement – Required Approvals – Shareholder Approvals”.

Q:	What threshold of Equinox Gold Shareholder approval is required to pass the Share Issuance Resolution?

Pursuant to section 604(c) of the TSX Company Manual, to be effective, the Share Issuance Resolution required pursuant to section 611(c) of the TSX Company Manual must be approved by a simple majority of the votes cast thereon by the Equinox Gold Shareholders present in person or represented by proxy at the Meeting. See “The Arrangement – Required Approvals – Shareholder Approvals”.

Q:	What other approvals are required for the completion of the Arrangement?

In addition to approval of the Share Issuance Resolution by Equinox Gold Shareholders, the Arrangement requires several additional approvals to become effective, including:

(i)

the Arrangement Resolution must be approved at the Orla Meeting by at least 66 2⁄3% of the votes cast by all Orla Shareholders present in person or represented by proxy and entitled to vote at the Orla Meeting;

(ii)	the Court must grant the Final Order approving the Arrangement;

(iii)	Canadian Competition Approval (which was obtained on June 1, 2026);

(iv)	Mexican CNA Approval;

(v)

the TSX must have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions, and the NYSE American must have approved the listing of the Consideration Shares; and

(vi)	certain other closing conditions customary for transactions of this nature.

See “The Arrangement – Required Approvals”.

Q:	Does the Equinox Gold Board support the Arrangement?

Yes. The Equinox Gold Board, based upon due diligence completed by management of the Company supported by certain external advisors, after careful consideration and review of the input from both financial and legal advisors, unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Equinox Gold; (ii) determined that the Consideration is fair to Equinox Gold; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution.

In making its recommendation, the Equinox Gold Board considered a number of factors as described in this Circular under the heading “Background to the Arrangement & Recommendations – Reasons for the Arrangement”, including the fairness opinions received from each of BMO Capital Markets and CIBC World Markets, to the effect that as at the date of such opinions, and based upon and subject to the respective assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox Gold. See “Background to the Arrangement & Recommendations”, “Schedule “C” – BMO Fairness Opinion” and “Schedule “E”– CIBC Fairness Opinion”.

Q:	How many Equinox Gold Shares are expected to be issued at the Effective Time?

Pursuant to the Arrangement, Orla Shareholders will receive, for each Orla Share held, 1.00 Equinox Gold Share and $0.0001 in cash. As at the Record Date, there were 375,312,739 Orla Shares outstanding. Accordingly, it is expected that 377,029,979

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Equinox Gold Shares (including the settlement of Orla RSUs and Orla DSUs) will be issuable as Consideration Shares for the Orla Shares, subject to certain assumptions, including that no additional Orla Shares, Orla RSUs or Orla DSUs are issued prior to the Effective Time and that there are no Dissenting Orla Shareholders. It is anticipated that following the Effective Time, current Equinox Gold Shareholders and former Orla Shareholders will own approximately 67% and 33% of the then outstanding Equinox Gold Shares on a fully diluted in-the-money basis, respectively. Following completion of the Arrangement, Equinox Gold will, in certain circumstances, issue additional Equinox Gold Shares upon the exercise, conversion or settlement of the Orla Convertible Securities, as applicable, subject to certain adjustments to such Orla Convertible Securities pursuant to the Arrangement and the terms of such respective instruments and security based compensation plans.

The Share Issuance Resolution does not authorize a new class of shares, superior voting rights, or a discretionary financing unrelated to the Arrangement.

See “The Arrangement – Effect of the Arrangement”.

Q:	Have any Equinox Gold Shareholders or Orla Shareholders agreed to vote in favour of the Arrangement?

Yes. Each of the directors and senior officers of Equinox Gold, who collectively hold 32,165,734 Equinox Gold Shares or approximately 4.1% of the issued and outstanding Equinox Gold Shares as of the Record Date, have entered into voting support agreements with Orla, whereby such Equinox Gold Shareholders have agreed to, among other things, support the Arrangement and vote their Equinox Gold Shares in favour of the Share Issuance Resolution, subject to certain exceptions.

In addition, Equinox Gold has entered into voting support agreements with the Orla Supporting Shareholders, which include each of the directors and executive officers and certain significant shareholders of Orla, pursuant to which such Orla Supporting Shareholders have agreed to, among other things, vote all their Orla Shares (including any Orla Shares issued upon the exercise, conversion or settlement of the Orla Convertible Securities, as applicable, prior to the Record Date) in favour of the Arrangement Resolution. The Orla Supporting Shareholders collectively hold 99,060,265 Orla Shares or approximately 26.4% of the issued and outstanding Orla Shares as at June 15, 2026, the Record Date for the Meeting.

The Voting Support Agreements do not alter the rights attached to any Equinox Gold Shares or Orla Shares.

See “Voting Support Agreements” for more information.

Q:	When will the Arrangement become effective?

It is currently expected that the Effective Date will occur in the third quarter of 2026, and in no event will completion of the Arrangement occur later than November 12, 2026, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement. See “The Arrangement – Timing”.

Q:	What will happen if the Share Issuance Resolution is not approved by Equinox Gold Shareholders or the Arrangement is not completed for any reason?

If the Share Issuance Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and, in certain circumstances, the Termination Fee and the Expense Reimbursement may be paid by Equinox Gold or Orla, as applicable. See “The Arrangement Agreement – Expenses and Termination Fees”.

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About the Meeting

Q:	Who is entitled to attend and vote at the Meeting?

Equinox Gold Shareholders of record as of the close of business on June 15, 2026, the Record Date for the Meeting, are entitled to receive notice of the Meeting or any adjournment or postponement thereof.

The Meeting will be held in person. Registered Equinox Gold Shareholders and duly appointed proxyholders can attend the Meeting in person, where they can participate, vote, and ask questions.

Q:	When will the Meeting be held and how can I attend?

The Meeting is scheduled to be held on July 22, 2026 commencing at 9:00 a.m. (Pacific Time), subject to any adjournment(s) or postponement(s) thereof. The Meeting will be hosted in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada. Voting during the Meeting will only be available for Registered Equinox Gold Shareholders and duly appointed proxyholders (including Beneficial Equinox Gold Shareholders who have appointed themselves as proxyholder).

Equinox Gold Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy form or VIF (as applicable) and register their proxyholder with Computershare, Equinox Gold’s proxy agent. Registering the proxyholder is an additional step once an Equinox Gold Shareholder has submitted their proxy form or VIF.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the Meeting via live webcast at https://event.choruscall.com/mediaframe/webcast.html?webcastid=lNaDtjga, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

Q:	How can a Registered Equinox Gold Shareholder vote?

You are a Registered Equinox Gold Shareholder if you hold any Equinox Gold Shares in your own name, as recorded in the shareholder register of Equinox Gold maintained by Computershare.

If you are a Registered Equinox Gold Shareholder, you can vote your Equinox Gold Shares using one of the methods below:

•

Online: www.investorvote.com. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone, you can scan the QR code on your proxy form;

•	By Mail: Using the envelope accompanying your proxy form;

•	By Phone: 1-866-732-8683 (in North America) or 1-312-588-4290 (outside North America); or

•

In Person: By attending the Meeting in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 22, 2026 at 9:00 a.m. (Pacific Time). You have the right to appoint a person or company, other than the Management Proxyholders named in the form of proxy, to represent and vote your shares at the Meeting. See “Meeting and Voting Information – Registered Holders – Voting by Proxy”.

Equinox Gold Shares represented by a properly executed proxy form will be voted or withheld from voting on any ballot in accordance with the instructions of the shareholder. If no choice is specified, the Equinox Gold Shares represented by the proxy will be voted FOR the Share Issuance Resolution.

Q:	How can a Beneficial Equinox Gold Shareholder vote?

Only Registered Equinox Gold Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Equinox Gold Shares held by an Equinox Gold Shareholder are registered either:

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(i)

in the name of an Intermediary that the Beneficial Equinox Gold Shareholder deals with regarding the Equinox Gold Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans (each as defined in the Tax Act) and similar plans; or

(ii)	in the name of a clearing agency, such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

If you are a Beneficial Equinox Gold Shareholder, you can vote your Equinox Gold Shares:

•

Online: www.investorvote.com. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your VIF. If you are using a smartphone, you can scan the QR code on your VIF;

•	By Mail: Using the envelope accompanying your VIF;

•	By Phone: Using the number(s) listed on your VIF; or

•

In Person: By attending the Meeting in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 22, 2026 at 9:00 a.m. (Pacific Time). If you are a Beneficial Equinox Gold Shareholder and you wish to vote your Equinox Gold Shares in person at the Meeting, strike out the names of the persons listed in the form of proxy and insert your name in the space provided or, in the case of a VIF, follow the directions indicated on the form.

Equinox Gold Shares represented by a properly executed VIF will be voted or withheld from voting on any ballot in accordance with the instructions of the shareholder. If no choice is specified, the Equinox Gold Shares represented by the VIF will be voted FOR the Share Issuance Resolution.

Beneficial Equinox Gold Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF is to be delivered. See “Meeting and Voting Information – Beneficial Holders” for additional information.

Q:	Should I send in my proxy or voting instruction form now?

Yes. To ensure your vote is counted, Equinox Gold Shareholders should immediately complete and submit their proxy or VIF in accordance with the instructions provided therein.

Q:	When is the proxy voting deadline?

Proxies will not be valid unless the completed, dated and signed proxy form is received by Computershare Investor Services Inc., Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, Canada M5H 4A6 not later than 9:00 a.m. (Pacific Time) on July 20, 2026 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting as it may be adjourned or postponed from time to time. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.

Q:	When is the voting instruction form deadline?

Beneficial Equinox Gold Shareholders should return their completed VIF in accordance with the instructions provided by their broker or other Intermediary.

Q:	Do I have dissent rights?

No. Equinox Gold Shareholders are not entitled to exercise dissent rights in respect of the Share Issuance Resolution.

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Q: What if I have other questions?

Equinox Gold has retained Laurel Hill as its proxy solicitation agent and shareholder communications advisor to assist with shareholder communications and proxy solicitation in connection with the Meeting. If you have any questions before the Meeting about Equinox Gold, the Meeting Materials or the voting process, please contact Laurel Hill by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (international), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by email at assistance@laurelhill.com.

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GENERAL MATTERS

Date of Information Unless otherwise indicated, all information contained in this Circular is accurate as of June 15, 2026.	Currency All dollar amounts set forth in this Circular are in United States dollars, except where otherwise indicated.

Glossary of Terms

The following is a glossary of certain terms used in this Circular, including “Schedule “G” – Information Concerning Equinox Gold” and “Schedule “I” – Information Concerning Post-Arrangement Equinox Gold”. Terms and abbreviations used in the other Schedules to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

“2023 Convertible Notes” means the 5-year $172.5 million principal amount of unsecured convertible notes issued by Equinox Gold on September 21, 2023;

“2025 Convertible Notes” means the 5-year $49.7 million principal amount of unsecured convertible notes issued by Calibre on March 4, 2025 and assumed by Equinox Gold;

“Acquiror Holdco” has the meaning given to such term in the section entitled “Summary – Parties to the Arrangement – Post-Arrangement Equinox Gold”;

“Acquiror Holdco Shares” means common shares in the capital of Acquiror Holdco;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from, or public announcement of intention by, any person (other than a Party or any of its affiliates) made after the date hereof relating to: (i) any acquisition, sale, disposition, lease, license, joint venture, royalty, stream, long-term supply agreement or other arrangement having the same economic effect as an acquisition, sale or disposition, direct or indirect, of: (a) the assets of a Party and/or one or more of its subsidiaries (including shares of subsidiaries of such Party) that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party); or (b) 20% or more of any voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party); (ii) any take-over bid, tender offer, treasury issuance, exchange offer or other offer for any class of voting or equity securities of a Party that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of a Party; or (iii) a plan of arrangement, merger, amalgamation,

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consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party);

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated hereby, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;

“affiliate” except where otherwise indicated, has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions, in force as of the date of this Circular;

“AISC” means all-in sustaining cost, which is a non-IFRS financial measure as defined and calculated in the Equinox Gold Annual MD&A;

“Amalco” has the meaning given to such term in the section entitled “Summary – Parties to the Arrangement - Post-Arrangement Equinox Gold”;

“Amalco Shares” means common shares in the capital of Amalco;

“Amalgamation” has the meaning given to such term in the section entitled “The Arrangement – Plan of Arrangement”;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Orla and Equinox Gold, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of May 12, 2026 between Equinox Gold and Orla, including all schedules annexed thereto, as the same may be amended, supplemented, or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Orla Shareholders approving the Arrangement to be considered and, if deemed advisable, passed, with or without variation at the Orla Meeting;

“Articles of Arrangement” means the articles of arrangement to be filed in connection with the Arrangement and required by subsection 192(6) of the CBCA, such articles to be filed with the Director after the Final Order has been granted, giving effect to the Arrangement, and which shall be in a form and content satisfactory to Orla and Equinox Gold, each acting reasonably;

“associate” has the meaning ascribed to such term in the Securities Act;

“BCBCA” means the Business Corporations Act (British Columbia);

“Beneficial Equinox Gold Shareholder” means Equinox Gold Shareholders who hold their Equinox Gold Shares in the name of an Intermediary and not in their own name;

“Blakes” means Blake, Cassels & Graydon LLP;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

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“BMO Fairness Opinion” means the oral fairness opinion delivered by BMO Capital Markets to the Equinox Gold Board and the written fairness opinion delivered by BMO Capital Markets to Equinox Gold dated May 12, 2026, to the effect that, as of May 12, 2026, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox Gold;

“Board Recommendation” means, in respect of Equinox Gold, the Equinox Gold Board Recommendation and, in respect of Orla, the Orla Board Recommendation;

“Business Day” or “business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Calibre” means Calibre Mining Corp.;

“Calibre Transaction” has the meaning ascribed to such term in “Schedule “G” – Information Concerning Equinox Gold”;

“Camino Rojo Mine” means the Camino Rojo oxide gold mine and the Camino Rojo sulfide development project located in Zacatecas, Mexico, owned and operated by Minera Camino Rojo S.A. de C.V., a wholly-owned Material Subsidiary of Orla;

“Camino Rojo Technical Report” means the technical report on the Camino Rojo Mine prepared by Andrew Boushy, P.Eng. and David Frost, FAusIMM from DRA Americas Inc.; Caleb Cook, P.E. from Kappes, Cassiday & Associates; Marie-Christine Gosselin, P.Geo., Frank Palkovits, P.Eng., Luis Vasquez, P.Eng. and James (Jim) Theriault, P.Eng., all from SLR Consulting (Canada) Ltd; Sylvain Guerard, P.Geo. and Stephen Ling, P.Eng. from Orla; Andrew Kelly, P.Eng., from Blue Coast Research Ltd.; and Patrick McCann, P.Eng., from Entech Mining Ltd. entitled “NI 43-101 Technical Report, Camino Rojo Project, Zacatecas State, Mexico”, dated March 18, 2026, with an effective date of September 30, 2025;

“Canadian Competition Approval” means, in connection with the transactions contemplated by the Arrangement Agreement, either (a) the applicable waiting period under section 123(1) of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate;

“Canadian Securities Laws” means the Securities Act, together with all other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder;

“Canadian Securities Regulators” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

“Cash Consideration” means $0.0001 per Orla Share, without interest;

“Castle Mountain Project” or “Castle Mountain” means Equinox Gold’s 100%-owned development-stage Castle Mountain Project in California, U.S.;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CEO” means Chief Executive Officer;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“CFO” means Chief Financial Officer;

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“Chair” means the person responsible for overseeing and facilitating the Meeting;

“Change in Recommendation” means, a situation wherein either Party shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its subsidiaries (i) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; (ii) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal; (iii) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the other Party, such Party’s Board Recommendation; (iv) if an Acquisition Proposal has been publicly disclosed in respect of a Party, that Party fails to publicly recommend against such Acquisition Proposal within five Business Days after the other Party’s written request that the Party or the Party’s board of directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to such Party, such rejection of such Acquisition Proposal) and reaffirm the Party’s Board Recommendation within such five Business Day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last five days prior to the Orla Meeting (in the case of an Acquisition Proposal in respect of Orla) or the Meeting (in the case of an Acquisition Proposal in respect of Equinox Gold), as applicable, the Party in respect of which the Acquisition Proposal is made fails to take the actions referred to in this clause (iv), with references to the applicable five Business Day period prior to being replaced with three Business Days); (v) fail to include the Party’s Board Recommendation in the Orla Circular or the Circular, respectively; (vi) make any public announcement or take any other action inconsistent with the recommendation of the Equinox Gold Board to approve the Arrangement, in the case of the Equinox Gold Board, or the Orla Board, in the case of Orla; (vii) approve or authorize, or cause or permit the Party or its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with the Arrangement Agreement); or (viii) commit or agree to do any of the foregoing (any act by a Party described in clauses (i) to (vii) inclusive (to the extent related to the foregoing clauses (i) to (vii) inclusive));

“CIBC Fairness Opinion” means the oral fairness opinion delivered by CIBC World Markets to the Equinox Gold Board and the written fairness opinion delivered by CIBC World Markets to Equinox Gold dated May 12, 2026, to the effect that, as of May 12, 2026, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox Gold;

“CIBC World Markets” means CIBC World Markets Inc.;

“Circular” means the Notice of Meeting and this management information circular of Equinox Gold, dated June 19, 2026 (including all schedules, appendices and exhibits hereto), and information incorporated by reference herein, to be sent to the Equinox Gold Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement;

“CNA” means the National Antitrust Commission (Comisión Nacional Antimonopolio) of Mexico;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition, and shall include the Competition Bureau;

“Competition Act” means the Competition Act (Canada), R.S.C. 1985, c. C-34, and the regulations promulgated thereunder;

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“Competition Challenge” has the meaning given to such term in the section entitled “Required Approvals – Canadian Competition Approval”;

“Computershare” means Computershare Investor Services Inc., Equinox Gold’s transfer agent;

“Concession” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which a Party or any of its subsidiaries owns or has a right or option to acquire or use;

“Confidentiality Agreement” means the agreement between Equinox Gold and Orla dated February 27, 2026 pursuant to which Equinox Gold has been provided with access to confidential information of Orla and Orla has been provided with access to confidential information of Equinox Gold;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement for each Orla Share that is issued and outstanding immediately prior to the Effective Time, consisting of the Consideration Shares, being 1.00 Equinox Gold Share for each Orla Share, and the Cash Consideration, being $0.0001 in cash for each Orla Share;

“Consideration Shares” means the Equinox Gold Shares to be issued as partial Consideration pursuant to the Arrangement (including, for certainty, Consideration Shares issuable for Orla Shares issued on settlement of the Orla DSUs and the Orla RSUs pursuant to the Plan of Arrangement), and the Equinox Gold Shares issuable following the Effective Time on the exercise, conversion or settlement of Orla Options, Orla Notes, Orla Warrants and Orla Bonus Shares;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Orla or Equinox Gold or any of their respective subsidiaries is a party or by which Orla or Equinox Gold or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“CSA” means the Canadian Securities Administrators;

“Deloitte LLP” means Deloitte LLP, Chartered Professional Accountants;

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by each of the Parties and acting as depositary in relation to the Arrangement;

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent exercisable by a registered holder of Orla Shares as of the Record Date in respect of the Arrangement as set out in Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court;

“Dissenting Orla Shareholder” means a registered holder of Orla Shares as of close of business on the Record Date who has (i) duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out in Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order, and any other order of the Court, and (ii) who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“EBITDA” means earnings before interest, taxes, depreciation, and amortization;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

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“Effective Time” means 12:01 a.m. (Pacific Time) on the Effective Date, unless a different time on the Effective Date is agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

“El Limon Complex” means Equinox Gold’s 100%-owned producing El Limon mining operations located in Nicaragua;

“Equinox Gold” or the “Company” means Equinox Gold Corp., a corporation existing under the Laws of British Columbia;

“Equinox Gold AIF” means the Company’s annual information form filed on SEDAR+ and EDGAR for the year ended December 31, 2025 dated March 30, 2026;

“Equinox Gold Annual Financial Statements” means Equinox Gold’s audited consolidated financial statements as at and for the years ended December 31, 2025 and 2024, including the Reports of the Independent Registered Public Accounting Firm thereon and notes thereto;

“Equinox Gold Annual MD&A” means the Company’s management’s discussion and analysis on the financial condition and results of operation of Equinox Gold dated February 20, 2026 for the year ended December 31, 2025;

“Equinox Gold Benefit Plans” means, collectively, all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Equinox Gold or any such Material Subsidiary or in respect of which Equinox Gold or any of its Material Subsidiaries has any actual or potential liability;

“Equinox Gold Board” means the board of directors of Equinox Gold as the same is constituted from time to time;

“Equinox Gold Board Recommendation” has the meaning given to such term in the section entitled “Background to the Arrangement & Recommendations – Recommendation of the Equinox Gold Board”;

“Equinox Gold Convertible Notes” means, collectively, the 2023 Convertible Notes and the 2025 Convertible Notes, as amended;

“Equinox Gold Disclosure Letter” means the disclosure letter dated May 12, 2026 regarding the Arrangement Agreement that was executed by Equinox Gold and delivered to Orla concurrently with the execution of the Arrangement Agreement;

“Equinox Gold Financial Statements” means Equinox Gold Annual Financial Statements and Equinox Gold Interim Financial Statements;

“Equinox Gold Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of Equinox Gold as at and for the three months ended March 31, 2026, including the notes thereto;

“Equinox Gold Interim MD&A” means the management’s discussion and analysis of Equinox Gold dated May 6, 2026, for the three months ended March 31, 2026;

“Equinox Gold MD&As” means the Equinox Gold Annual MD&A and Equinox Gold Interim MD&A;

“Equinox Gold Options” means the outstanding options to purchase Equinox Gold Shares granted under the Calibre stock option plan and Marathon Gold Corporation stock option plan;

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“Equinox Gold Properties” means Valentine Mine, Greenstone Mine, Mesquite Mine, El Limon Complex, La Libertad Complex, Castle Mountain Project and Los Filos Mining Complex, each as more particularly described in the Equinox Gold Public Disclosure Record;

“Equinox Gold PSU” means a performance-based restricted share unit (PSU) issued pursuant to the Equinox Gold Restricted Share Unit Plan;

“Equinox Gold Public Disclosure Record” means all documents and information required to be filed or furnished, as applicable, by Equinox Gold under applicable Canadian Securities Laws on SEDAR+ or pursuant to the 1934 Act, during the three years prior to the date of the Arrangement Agreement;

“Equinox Gold Restricted Share Unit Plan” means the restricted share unit plan of Equinox Gold adopted by the Equinox Gold Shareholders on May 1, 2025, as amended;

“Equinox Gold RSU” means a restricted share unit (RSU) issued pursuant to the Equinox Gold Restricted Share Unit Plan, as amended;

“Equinox Gold Shareholder Approval” means the approval of the Share Issuance Resolution by a simple majority of the votes cast in respect of the Share Issuance Resolution by Equinox Gold Shareholders present in person or by proxy at the Meeting, as required by the rules of the TSX;

“Equinox Gold Shareholder” means a holder of one or more Equinox Gold Shares;

“Equinox Gold Shares” means common shares in the capital of Equinox Gold;

“Equinox Gold Supporting Shareholders” means each of the senior officers and directors of Equinox Gold that entered into Equinox Gold Voting Support Agreements;

“Equinox Gold Technical Reports” means, collectively, the technical reports for the: (i) Greenstone Mine entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” dated March 30, 2026, with an effective date of December 31, 2025; and (ii) Valentine Mine entitled “NI 43-101 Technical Report, Valentine Gold Mine, Newfoundland and Labrador, Canada” dated March 30, 2026 with an effective date of December 31, 2025;

“Equinox Gold Termination Fee Event” has the meaning ascribed thereto in the Arrangement Agreement, and in the section of this Circular entitled “The Arrangement Agreement”;

“Equinox Gold Voting Support Agreements” means the voting support agreements (including all amendments thereto) between Orla and the Equinox Gold Supporting Shareholders setting forth the terms and conditions upon which the Equinox Gold Supporting Shareholders agree to vote their Equinox Gold Shares in favour of the Share Issuance Resolution;

“Equinox Gold Warrant Certificates” means the warrant certificates, as amended, each dated March 4, 2025, representing the common share purchase warrants previously issued by Calibre and assumed as part of Equinox Gold’s acquisition of Calibre;

“Equinox Gold Warrants” means the Equinox Gold Share purchase warrants issued under the terms of the Equinox Gold Warrant Certificates;

“Exchange Ratio” means a ratio equal to 1.00 Equinox Gold Share for each Orla Share;

“Exchanges” means the TSX and the NYSE American, as applicable;

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“Expense Reimbursement” means $10 million payable in certain circumstances pursuant to the Arrangement Agreement by Equinox Gold or Orla, as applicable;

“Final Order” means the final order of the Court pursuant to section 192 of the CBCA, approving the Arrangement, in form and substance acceptable to Orla and Equinox Gold, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that any such amendment, modification, supplementation or variation is acceptable to both Orla and Equinox Gold, each acting reasonably), or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Orla and Equinox Gold, each acting reasonably);

“Form 44-101F1” means Form 44-101F1 – Short Form Prospectus of the CSA;

“Forward-looking Information” has the meaning given to such term in the section entitled “General Matters – Forward-Looking Information”;

“Governmental Entity” means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (iv) any stock exchange, including the Exchanges; or (v) any government-run, government-owned, or government-controlled entity;

“Greenstone Mine” or “Greenstone” means Equinox Gold’s 100%-owned producing Greenstone gold mine in Ontario, Canada;

“Greenstone Technical Report” means the technical report on the Greenstone Mine prepared by Phillipe Lebleu, P. Eng., Scott Davidson, P. Geo., Niel de Bruin, P. Geo., Kelly Boychuk, P. Eng., and Alex Thompson, P. Geo. from Equinox Gold and Neil Lincoln, P. Eng., independent metallurgical consultant, entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada”, dated March 30, 2026, with an effective date of December 31, 2025;

“IFRS Accounting Standards” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Inaugural Dividend” has the meaning ascribed to such term in “Schedule “G” – Information Concerning Equinox Gold”;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the 1933 Act with respect to the issuance of the Equinox Gold Shares issuable as Consideration pursuant to the Arrangement, made pursuant to section 192 of the CBCA following the application contemplated by the Arrangement Agreement, in form and substance acceptable to both Orla and Equinox Gold, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Orla Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Orla and Equinox Gold, each acting reasonably);

“Intermediary” means an intermediary through which a Beneficial Equinox Gold Shareholder holds their Equinox Gold Shares, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by RRSPs, RRIFs, RESPs (each as defined in the Tax Act) and similar plans, and such Intermediary’s nominees;

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“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder;

“Key Regulatory Approvals” means the Canadian Competition Approval, the Mexican CNA Approval and the other regulatory approvals described in the Arrangement Agreement, including the approval of the TSX of the delisting of Orla Shares following completion of the Arrangement and the approval of the listing and posting for trading on the NYSE American, in the case of the TSX subject only to satisfaction of the standard listing conditions, of the Equinox Gold Shares issuable in connection with the Arrangement;

“KPMG LLP” means KPMG LLP, Chartered Professional Accountants;

“La Libertad Complex” means Equinox Gold’s 100%-owned producing La Libertad mining operations located in Nicaragua;

“Laurel Hill” means Laurel Hill Advisory Group, the proxy solicitation agent and shareholder communications advisor retained by Equinox Gold;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal being delivered by Orla to the registered Orla Shareholders providing for the delivery of Orla Shares to the Depositary in exchange for the Consideration;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, other than Permitted Liens;

“Los Filos Mining Complex” or “Los Filos” means Equinox Gold’s 100%-owned Los Filos mine complex in Guerrero State, Mexico, which is currently on care and maintenance;

“Management Proxyholders” means Darren Hall, CEO of Equinox Gold, and Peter Hardie, CFO of Equinox Gold, who have agreed to act as the Equinox Gold management proxyholders for the Meeting;

“Material Adverse Effect” means in respect of any Orla or Equinox Gold, as applicable, any change, effect, event, occurrence or state of facts that either individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event, occurrence or state of facts resulting from or relating to: (i) the execution, announcement or performance of the Arrangement Agreement or the consummation of the transactions contemplated thereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of such Party with its customers, suppliers, service providers and employees); (ii) changes in general economic, securities, financial, banking or currency exchange markets including, without limitation, the imposition or adjustment of tariffs provided that such changes do not have a materially disproportionate effect on that person relative to comparable gold mining companies; (iii) any change in IFRS Accounting Standards or changes in applicable regulatory accounting requirements applicable to the industries in which such Party conducts business, or that results from any action taken for the purpose of complying with any of the foregoing; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (v) changes or developments affecting the gold mining industry generally or gold prices (on a current or forward basis), provided that such changes do not have a materially disproportionate effect on that person

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relative to comparable gold mining companies; (vi) generally applicable changes in applicable Law provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (viii) changes in political or civil conditions in any jurisdiction in which such person’s assets and/or its business and operations are located provided that such changes do not have a materially disproportionate effect on that person relative to comparable gold mining companies; (ix) any change or development in political policy conditions in Canada, U.S., Mexico or Nicaragua provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (x) any decrease in the market price or any decline in the trading volume of that person’s common shares on the Exchanges (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (ix) above) may be taken into account in determining whether a Material Adverse Effect has occurred); (xi) any actions taken or omitted to be taken by such person pursuant to the Arrangement Agreement to obtain any approvals, consents, registrations, permits, or authorizations for the completion of the transactions contemplated by the Arrangement Agreement; and (xii) any other changes agreed in writing by the Parties, provided, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means, in respect of any person, any Contract entered into outside the ordinary course of business of such person (except for any earn-in, option, joint venture or similar agreement not relating to the Equinox Gold Properties or the Orla Properties, as applicable) to which such person is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $20 million in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $20 million; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $20 million over the remaining term of the Contract; (vi) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or (vii) that is otherwise material to such person and its subsidiaries, considered as a whole; and, for greater certainty, with respect to Orla, includes the Material Contracts described in the Orla Disclosure Letter and, with respect to Equinox Gold, includes the Material Contracts described in the Equinox Gold Disclosure Letter;

“Material Employees” means senior management and executive officers as set out in the Equinox Gold Disclosure Letter and the Orla Disclosure Letter, as applicable;

“material fact” has the meaning ascribed to such term in the Securities Act provided, that with respect to any documents filed or furnished by Equinox Gold or Orla with or to the SEC, “material fact” means a fact that is “material”, where “material” has the meaning ascribed thereto under the 1934 Act;

“Material Subsidiary” means, in the case of Orla, those subsidiaries of Orla described in the Orla Disclosure Letter as being Material Subsidiaries of Orla and, in the case of Equinox Gold, those subsidiaries of Equinox Gold described in the Equinox Gold Disclosure Letter as being Material Subsidiaries of Equinox Gold;

“Meeting” means the special meeting of Equinox Gold Shareholders to be held at 9:00 a.m. (Pacific Time) on July 22, 2026 or any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting;

“Meeting Materials” means, collectively, the Notice of Meeting and this Circular;

“Mesquite Mine” or “Mesquite” means Equinox Gold’s 100%-owned producing Mesquite gold mine in California, U.S.;

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“Mexican Antitrust Law” means the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) or the applicable Mexican Law that replaces it;

“Mexican CNA Approval” means the unconditional approval or clearance of the transactions contemplated in the Arrangement Agreement issued by CNA, or its tacit approval (due to the statutory term for purposes of issuing the approval elapsing) pursuant to the provisions set forth in Mexican Antitrust Law, having not been modified or withdrawn prior to the Effective Time;

“Mexico” means the United Mexican States;

“misrepresentation” has the meaning attributed to such term under the Securities Act;

“Musselwhite Mine” means Orla’s 100%-owned Musselwhite gold mine, an underground mine in Ontario, Canada;

“Musselwhite Technical Report” means the technical report on the Musselwhite Mine prepared by Ryan Wilson, P.Geo., David Frost, FAusIMM and Daniel M. Gagnon, P.Eng., all from DRA Americas Inc.; James (Jim) Theriault, P.Eng. from SLR Consulting (Canada) Ltd.; and Paul Gauthier, P.Eng., Paul Palmer, P.Eng. and William Richard (Rick) McBride, P.Eng., from WSP Canada Inc. entitled “Technical Report, Musselwhite Mine, Ontario, Canada”, dated December 20, 2024 with an effective date of November 18, 2024;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the CSA;

“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions of the CSA;

“NI 45-102” means National Instrument 45-102 — Resale of Securities of the CSA;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the CSA;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the CSA;

“No Action Letter” means written confirmation from the Commissioner that he or she does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated hereby, such written confirmation having not been modified or withdrawn prior to the Effective Time;

“NOBOs” has the meaning given to such term in the section entitled “Meeting and Voting Information – Additional Details – Delivery of Meeting Materials”;

“Non-Approving Party” has the meaning given to such term in the section entitled “The Arrangement Agreement – Expenses and Termination Fees – Termination Fee”;

“non-IFRS measures” has the meaning given to such term in the section entitled “Non-IFRS Financial Measures”;

“Notice of Meeting” means the notice of the special meeting of Equinox Gold Shareholders that accompanies this Circular;

“Notifiable Transaction” has the meaning given to such term in the section entitled “Required Approvals – Canadian Competition Approval”;

“Notification” has the meaning given to such term in the section entitled “Required Approvals – Canadian Competition Approval”;

“NYSE American” means the NYSE American Stock Exchange;

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“OBOs” has the meaning given to such term in the section entitled “Meeting and Voting Information – Additional Details – Delivery of Meeting Materials”;

“ordinary course of business” or “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Orla” means Orla Mining Ltd., a corporation existing under the Laws of Canada;

“Orla AIF” means the annual information form of Orla for the year ended December 31, 2025, dated March 19, 2026;

“Orla Annual Financial Statements” means the consolidated annual financial statements of Orla as at and for the years ended December 31, 2025 and 2024, including the auditor’s reports thereon and the notes thereto;

“Orla Annual MD&A” means the management’s discussion and analysis on the financial condition and results of operations of Orla for the year ended December 31, 2025;

“Orla Benefit Plans” means, collectively, all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Orla or any such Material Subsidiary or in respect of which Orla or any of its Material Subsidiaries has any actual or potential liability;

“Orla Board” means the board of directors of Orla;

“Orla Board Recommendation” means the unanimous determination of the Orla Board, after receiving financial and legal advice, certain fairness opinions and the unanimous recommendation of the special committee of independent members of the Orla Board, that the Arrangement is in the best interests of Orla and fair to Orla Shareholders and the unanimous recommendation of the Orla Board to Orla Shareholders that they vote for the Arrangement Resolution;

“Orla Bonus Shares” means 500,000 Orla Shares issuable pursuant to the Orla Bonus Share Agreement;

“Orla Bonus Share Agreement” means the bonus share agreement dated July 14, 2017 between Orla and Charles Jeannes;

“Orla Circular” means the notice of special meeting and management information circular of Orla, dated June 19, 2026 (including all schedules, appendices and exhibits thereto), and information incorporated by reference therein, to be sent to Orla Shareholders in connection with the Orla Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement;

“Orla Convertible Securities” means the Orla Options, Orla Warrants, Orla RSUs, Orla PSUs, Orla DSUs, Orla Notes and Orla Bonus Shares;

“Orla Disclosure Letter” means the disclosure letter dated May 12, 2026 regarding the Arrangement Agreement that was executed by Orla and delivered to Equinox Gold concurrently with execution of the Arrangement Agreement;

“Orla DSU” means a deferred share unit issued pursuant to the Orla DSU Plan;

“Orla DSU Plan” means the deferred share unit plan of Orla effective June 27, 2018 and amended June 12, 2019;

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“Orla Financial Statements” means Orla’s Annual Financial Statements and Orla’s Interim Financial Statements;

“Orla Incentive Securities” means Orla Options, Orla RSUs, Orla DSUs and Orla PSUs;

“Orla Interim Financial Statements” means the unaudited interim consolidated financial statements of Orla for the three months ended March 31, 2026 and 2025;

“Orla Interim MD&A” means the management’s discussion and analysis on the financial condition and results of operations of Orla for the three months ended March 31, 2026;

“Orla Meeting” means the special meeting of Orla Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if thought appropriate, approve the Arrangement Resolution;

“Orla Notes” means the outstanding 5-year unsecured convertible notes issued by Orla on February 28, 2025;

“Orla Options” means outstanding options to acquire Orla Shares granted under the Orla Stock Option Plan;

“Orla Private Placement Warrants” means the Orla Share purchase warrants issued on February 28, 2025 by Orla in connection with the private placement of the Orla Notes;

“Orla Properties” means Camino Rojo Mine, Musselwhite Mine and South Carlin Complex (including the South Railroad Project), each as more particularly described in the Orla Public Disclosure Record;

“Orla PSU” means a performance share unit issued pursuant to the Orla PSU Plan;

“Orla PSU Plan” means the performance share unit plan of Orla effective March 27, 2023 and amended March 30, 2024 and December 18, 2025;

“Orla Public Disclosure Record” means all documents and information required to be filed or furnished, as applicable, by Orla under applicable Canadian Securities Laws on SEDAR+ or pursuant to the 1934 Act, during the three years prior to the date of the Arrangement Agreement;

“Orla RSU” means a restricted share unit issued pursuant to the Orla RSU Plan;

“Orla RSU Plan” means the restricted share unit plan of Orla effective April 2, 2020 and amended June 24, 2025;

“Orla Shareholder Approval” has the meaning given to such term in the section entitled “The Arrangement – Required Approvals – Shareholder Approvals – Orla Shareholder Approval”;

“Orla Shareholders” means holders of one or more Orla Shares;

“Orla Shares” means the common shares in the capital of Orla;

“Orla Stock Option Plan” means the stock option plan of Orla effective December 6, 2016 and amended May 24, 2018, June 12, 2019 and June 24, 2025;

“Orla Supporting Shareholders” means each of the senior officers and directors of Orla and certain other Orla Shareholders identified in the Orla Disclosure Letter that entered into Orla Voting Support Agreements;

“Orla Technical Reports” means the Musselwhite Technical Report, the Camino Rojo Technical Report and the South Railroad Technical Report;

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“Orla Termination Fee Event” has the meaning ascribed thereto in the Arrangement Agreement, and in the section of this Circular entitled “The Arrangement Agreement – Expenses and Termination Fees – Termination Fee”;

“Orla Voting Support Agreements” means the voting support agreements (including all amendments thereto) between Equinox Gold and the Orla Supporting Shareholders setting forth the terms and conditions upon which the Orla Supporting Shareholders agree to vote their Orla Shares in favour of the Arrangement Resolution;

“Orla Warrant Certificates” means (i) the warrant certificates, as amended, each dated February 28, 2025, representing the Orla Private Placement Warrants; and (ii) the warrant certificates, as amended, each dated December 18, 2019, representing the Trinity Warrants (as defined in the Arrangement Agreement);

“Orla Warrantholder” means a holder of one or more Orla Warrants;

“Orla Warrants” means Orla Share purchase warrants issued under the terms of the Orla Warrant Certificates;

“Outside Date” means November 12, 2026 or such later date as may be agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

“Party” means any of Orla or Equinox Gold, as the case may be, and “Parties” means both of them, collectively;

“PCAOB” means the Public Company Accounting Oversight Board (United States);

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Permitted Liens” means, with respect to Orla, the Permitted Liens described in the Orla Disclosure Letter and, with respect to Equinox Gold, the Permitted Liens described in the Equinox Gold Disclosure Letter;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form provided in “Schedule “B” – Plan of Arrangement” attached hereto, and any amendments or variations thereto made in accordance with the Arrangement Agreement, or the Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

“Post-Arrangement Equinox Gold” means Equinox Gold after giving effect to the Arrangement;

“Post-Arrangement Equinox Gold Board” means the board of directors of Post-Arrangement Equinox Gold;

“Proxy Deadline” means the date by which each Equinox Gold Shareholder proxy form must be deposited with Computershare, specifically no later than 9:00 a.m. (Pacific Time) on July 20, 2026, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in the province of British Columbia) before the time set for any adjournment or postponement of the Meeting;

“Qualified Person” shall have the meaning ascribed to such term in NI 43-101;

“Receiving Party” has the meaning given to such term in the section entitled “The Arrangement Agreement – Non-Solicitation Covenants and Right to Match – Superior Proposals and Right to Match”;

“Record Date” means June 15, 2026;

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“Registered Equinox Gold Shareholder” means the registered holder of Equinox Gold Shares as recorded in the shareholder register of Equinox Gold;

“Regulation S” means Regulation S under the 1933 Act;

“Representatives” means any officer, director, employee, representative (including any financial or other advisor) or agent of a Party or any of its subsidiaries;

“Responding Party” has the meaning given to such term in the section entitled “The Arrangement Agreement – Non-Solicitation Covenants and Right to Match – Superior Proposals and Right to Match”;

“Response Period” has the meaning given to such term in the section entitled “The Arrangement Agreement – Non-Solicitation Covenants and Right to Match – Superior Proposals and Right to Match”;

“Returns” means all reports, forms, elections, declarations, designations, notices, filings, information statements and returns, including any amended filings, schedules, attachments, supplements, appendices and exhibits thereto, that are filed or required to be filed with any Governmental Entity in connection with any Taxes, and whether in tangible or electronic form;

“Rule 144” means Rule 144 under the 1933 Act;

“SCE” means sustaining capital expenditures;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) thereof;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ described in National Instrument 13-103 – System for Electronic Document Analysis and Retrieval+ (SEDAR+) of the CSA and available for public view at www.sedarplus.ca;

“Share Issuance Resolution” means the ordinary resolution of the holders of outstanding Equinox Gold Shares approving the issue of the Consideration Shares pursuant to the Arrangement, substantially in the form and content attached hereto as “Schedule “A” – Share Issuance Resolution”;

“South Railroad” or “South Railroad Project” means Orla’s 100%-owned South Railroad project, an open pit heap leach project located in Nevada, U.S., which consists of the Dark Star and Pinion deposits and is situated within the “South Carlin Complex”;

“South Railroad Technical Report” means the technical report on the South Railroad Project prepared by Matthew Sletten, P.E. and Benjamin Bermudez, P.E. from M3 Engineering and Technology Corp.; Michael S. Lindholm, CPG, Thomas Dyer, P.E. and Gary (Joe) Petersen, SME-RM, QP from RESPEC Company LLC; Raymond H. Walton, P.Eng. from Ray Walton Consulting Inc.; Richard DeLong, QP-MMSA, RG, PG from WestLand, a Trinity Consultants Team; and Warren Black, M.Sc., P. Geo. and Michael Dufresne, M.Sc., P. Geo. from APEX Geoscience Ltd., entitled “South Railroad Project, NI 43-101 Feasibility Study Update, Elko County, Nevada”, dated February 27, 2026, with an effective date of September 30, 2025;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any

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other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party or third parties acting jointly or in concert with one another after the date of the Arrangement Agreement that relates to the acquisition of 100% of the outstanding voting shares of a Party (Target) (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of the Target and its subsidiaries, taken as a whole that is not obtained in violation of the Arrangement Agreement, or any agreement between the person making such Superior Proposal and the Target; and (i) complies with all applicable Laws; (ii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (iii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Target, is made available to all shareholders of the Target on the same terms and conditions; (iv) that is not subject to a due diligence or access condition (but, for greater certainty, may include a customary access covenant); (v) that is not subject to a financing condition; and (vi) in respect of which the Target’s board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, and such other factors deemed to be relevant by the board of directors of the Target, including certainty of financing, likelihood of obtaining regulatory approvals and the expected timing and likelihood of consummation, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement;

“Superior Proposal Agreement” has the meaning given to such term in the section entitled “The Arrangement Agreement – Non-Solicitation Covenants and Right to Match – Superior Proposals and Right to Match”;

“Supplemental Orla Notes” means supplemental notes, or other appropriate instruments evidencing adjustments to the Orla Notes, to be entered into by Equinox Gold in connection with the Orla Notes;

“Supplemental Orla Warrant Certificates” means supplemental certificates, or other appropriate instruments evidencing adjustments to the Orla Warrants, to be entered into by Equinox Gold in connection with the Orla Warrants;

“Supplementary Information Request” has the meaning given to such term in the section entitled “Required Approvals – Canadian Competition Approval”;

“Target” has the meaning given to such term in the definition of “Superior Proposal” above;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“Taxes” means, with respect to any person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, digital services taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, ecological taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, global minimum or “Pillar 2” taxes, goods and service taxes, harmonized sales taxes, mining duties (whether assessed on explored or exploited surface area, related to mining or non-mining activities, based on sales, profits, production, volume or otherwise measured in any manner under applicable Law), contributions, duties, government charges or fees (aprovechamientos), tariffs, customs duties, surtaxes or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, any requirement to pay or repay any amount to a

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Governmental Entity in respect of a tax credit, refund, rebate, governmental grant or subsidy, overpayment, or similar adjustment of Taxes, and any instalments in respect thereof, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and “Tax” means any one of such Taxes;

“Termination Fee” means $250 million, in respect of Orla and $475 million, in respect of Equinox Gold;

“Trinity Advisors” means Trinity Capital Partners Corporation;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Securities Laws” means, federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, including judicial and administrative interpretations thereof;

“Valentine Mine” or “Valentine” means Equinox Gold’s 100%-owned producing Valentine gold mine, located in Newfoundland and Labrador, Canada;

“Valentine Technical Report” means the technical report on the Valentine Mine prepared by Nicholas Capps, P. Geo., Niel de Bruin, P. Geo., Scott Davidson, P. Geo. and Kelly Boychuk, P. Eng. from Equinox Gold; Jeff Colden, P. Eng. from Moose Mountain Technical Services; Neil Lincoln, P. Eng., Grant A Malensek, P. Eng. and Stuart Collins, P.E. from SLR Consulting Canada Ltd.; and Tony Gilman, P. Eng of Terrane Geoscience Inc., entitled “NI 43-101 Technical Report, Valentine Gold Mine, Newfoundland and Labrador, Canada”, dated March 30, 2026, with an effective date of December 31, 2025;

“VIF” means a voting instruction form; and

“Voting Support Agreements” means, collectively, the Equinox Gold Voting Support Agreements and the Orla Voting Support Agreements.

Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include firms and corporations and vice versa.

Information Contained in this Circular

This Circular describes the business of the Meeting, items to be voted upon and the voting process. In particular, it contains a detailed description of the Arrangement and the matters to be considered at the Meeting, as well as detailed information regarding Equinox Gold and Orla. It also includes certain risk factors relating to completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement. Please give this Circular careful consideration and, if you require assistance, consult your financial, tax, legal or other professional advisors.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation.

The information concerning Orla contained in this Circular has been provided by Orla. Although Equinox Gold has no knowledge that would indicate that any of such information is untrue or incomplete, Equinox Gold does not assume any responsibility for the accuracy or completeness of such information or the failure by Orla to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Equinox Gold.

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Descriptions of the terms of the Arrangement Agreement, the Plan of Arrangement and the Voting Support Agreements in this Circular are summaries of the key terms of those documents and are qualified in their entirety by the full text of such agreements. Equinox Gold Shareholders should refer to the full text of each of the Arrangement Agreement, the Plan of Arrangement and the Voting Support Agreements for complete details of those documents. The full text of the Arrangement Agreement and the Voting Support Agreements is available under Equinox Gold’s and Orla’s respective SEDAR+ profiles at www.sedarplus.ca and EDGAR profiles at www.sec.gov. The Plan of Arrangement is attached as “Schedule “B” – Plan of Arrangement” to this Circular.

Forward-Looking Information

This Circular and the documents incorporated by reference herein contain certain statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and section 21E of the 1934 Act, as amended, and forward-looking information within the meaning of applicable Canadian Securities Laws, including, without limitation, financial and business prospects and financial outlooks, which may be forward-looking plans and intentions, growth, results of operations, performance and business prospects and opportunities (collectively, Forward-looking Information). All statements other than statements of historical fact may be Forward-looking Information. Forward-looking Information contained in this Circular is based on expectations, estimates and projections as of the date of this Circular and include, without limitation: statements made in the “Letter from the Chair”; statements relating to the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operational performance; the Company’s production and cost guidance; the timing for and the Company’s ability to successfully advance its growth and development projects; and the conversion of mineral resources to mineral reserves. In particular, and without limitation, this Circular contains Forward-looking Information regarding the Arrangement concerning:

•	the expected benefits of the Arrangement and attributes of Post-Arrangement Equinox Gold, including potential growth opportunities and operational, competitive and portfolio synergies;

•

the expected percentage ownership of Equinox Gold Shareholders and former Orla Shareholders following the consummation of the Arrangement, and the share price and market capitalization of Post-Arrangement Equinox Gold;

•	the structure and effect of the Arrangement;

•	the timing of the Meeting, the Orla Meeting and the Final Order;

•	the anticipated Effective Date;

•

the anticipated number of Equinox Gold Shares to be issued pursuant to the Arrangement, including the number of Equinox Gold Shares that may be, in certain circumstances, issued upon the exercise, conversion or settlement of the Orla Convertible Securities, as applicable;

•	the anticipated receipt of all required Key Regulatory Approvals for the Arrangement;

•	the ability of Equinox Gold and Orla to satisfy other conditions to, and to complete, the Arrangement; and

•	the potential costs of the Arrangement to Equinox Gold, including in the event the Arrangement is not completed.

Forward-looking Information involves known and unknown risks and uncertainties that may cause the Company’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by such Forward-looking Information. When used in this Circular, words such as “believe”, “will”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “potential”, “intend”, “anticipate”, “expect”, “estimate”, “target”, “objective” and similar expressions are intended to identify Forward-looking Information as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should” or the negative connotation of such terms. The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: the ability of the Post-Arrangement Equinox Gold directors, executives and management team to work effectively together and achieve the anticipated benefits of the Arrangement; Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; effective integration of the Post-Arrangement Equinox Gold assets and workforce; tonnage of ore to be mined and

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2026 Special Meeting of Shareholders

processed remaining consistent with current expectations and ore grades and recoveries remaining consistent with mine plans; existing assets are retained and continue to produce as expected; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as currently estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each property; capital, decommissioning and reclamation estimates remaining as estimated; timely execution of Castle Mountain permitting; successfully completing and achieving the anticipated production growth of Phase 2 expansions at Valentine and Castle Mountain; stable gold prices and input costs; availability of funding; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objectives related to environmental performance; and the ability of Equinox Gold to work productively with its Indigenous partners. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information.

Forward-looking Information relating to the Arrangement reflect management’s current beliefs, based on information available as of the date of this Circular and certain expectations and assumptions regarding the Arrangement, including:

•

the structure and expected benefits of the Arrangement are based upon several factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions;

•

certain steps in, and timing of, the Arrangement and the Effective Date, as well as the number of Equinox Gold Shares to be issued pursuant to the Arrangement, are based upon the terms of the Arrangement and advice received from counsel to Equinox Gold relating to timing and expectations;

•

the listing of the Consideration Shares on the TSX and the NYSE American, as well as the delisting of the Orla Shares from the TSX and the NYSE American, is based on anticipated receipt of all required approvals from such stock exchanges and markets, as applicable;

•	the approval of the Share Issuance Resolution by Equinox Gold Shareholders and the approval of the Arrangement Resolution by Orla Shareholders;

•	receipt of the Canadian Competition Approval, Mexican CNA Approval and other Key Regulatory Approvals;

•

the ability of Equinox Gold and Orla to satisfy the other closing conditions in all material respects in accordance with the terms of the Arrangement Agreement, and in a timely manner, is based upon management’s current expectations regarding timing and the ability of Equinox Gold and Orla to satisfy their respective obligations under the Arrangement Agreement; and

•	management’s current expectations regarding completion of the Arrangement, the ability to realize operational synergies and future growth in gold and other metal and mineral production.

Various assumptions underlying Forward-looking Information are based on management’s expectations concerning industry, economic and market conditions, including: (i) prevailing commodity prices and exchange rates; (ii) projected capital and operating costs; (iii) other assumptions set forth in the Equinox Gold Technical Reports and the Orla Technical Reports, respectively; (iv) prevailing regulatory, tax and environmental laws and regulations, including tariffs; (v) that there will be no significant events occurring outside of the normal course of business of Equinox Gold or Orla; (vi) future costs of labour, materials and other supplies; and (vii) general economic, political and market conditions.

Forward-looking Information contained herein speaks only as of the date of this Circular. Equinox Gold believes that the expectations and assumptions reflected in such Forward-looking Information are reasonable and relevant based on information available as at the date of this Circular, but no assurance can be given that these expectations will prove to be correct.

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2026 Special Meeting of Shareholders

Forward-looking Information and other information contained herein concerning mineral exploration, development and operations, and management’s general expectations concerning such industries, are based on estimates prepared by Orla and Equinox Gold using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Orla and Equinox Gold believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While Orla and Equinox Gold are not aware of any misstatements regarding any industry data presented herein, mineral exploration and development involves risk and uncertainties and industry data is subject to change based on various factors.

The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this Circular and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: development of projects and expansion activities; community relations; the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner or at all; environmental risks, regulations and hazards; property rights and commitments; defects in land title; uncertainty of mineral reserves and mineral resources estimates; acquisitions, business arrangements or transactions; changes in tax laws, regulations and administrative practices; production and cost estimates; liquidity and financing risk; fluctuations in gold prices; operational risks; foreign operations; tailings and tailings storage facilities; employee and labour relations; sanctions targeting individuals and entities affiliated with the Nicaraguan government; government regulation; climate change; maintaining adequate infrastructure and reliance on the supply chain risk; volcanic and seismic activity risk; water management; the proper functioning and availability of cybersecurity and information systems; reclamation estimates, costs and obligations; uninsurable risks; properties located in remote areas; corruption and bribery; artificial intelligence risks; share price fluctuation; declaration, amount, and payment of future dividends; inability to maintain effective internal controls over financial reporting; conflicts of interest; and risks inherent in the nature of the Arrangement, including:

•

the conditions to completion of the Arrangement, including receipt of all required Key Regulatory Approvals and Court approval may not be satisfied or waived by the Outside Date, or at all, which may result in the Arrangement not being completed;

•	the Arrangement Agreement could be terminated by either Party under certain circumstances;

•

if there are a significant number of Dissenting Orla Shareholders, a substantial cash payment may be required to be made to such Dissenting Orla Shareholders that could have an adverse effect on Equinox Gold’s financial condition and cash resources if the Arrangement is completed;

•	Equinox Gold and Orla will incur costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

•	Post-Arrangement Equinox Gold may fail to realize the anticipated benefits of the Arrangement;

•

risks and unforeseen difficulties related to the integration of Equinox Gold’s and Orla’s existing businesses, including that Equinox Gold Shareholders may be exposed to additional business risks not previously applicable to their investments in Equinox Gold Shares;

•	Post-Arrangement Equinox Gold will be subject to additional foreign country and political risk;

•	Post-Arrangement Equinox Gold may not realize the benefits of its growth projects; and

•	other risks and uncertainties discussed under the heading “Risk Factors”.

Readers are cautioned that the foregoing lists of factors are not exhaustive and there may be other factors that could affect Equinox Gold, Orla or Post-Arrangement Equinox Gold. Accordingly, undue reliance should not be placed on Forward-looking Information. For Forward-looking Information in the documents incorporated by reference herein, readers should refer to the applicable forward-looking information advisories, including the related assumptions and risk factors, set out in those documents.

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2026 Special Meeting of Shareholders

Except as required by Law, Equinox Gold and Orla do not undertake any obligation to publicly update or revise any Forward-looking Information. All Forward-looking Information contained in this Circular is expressly qualified by this cautionary statement and those made in each of Equinox Gold’s and Orla’s respective filings with Canadian and United States securities regulatory authorities that are expressly incorporated by reference herein.

Non-IFRS Financial Measures

The Equinox Gold Financial Statements and Orla Financial Statements and historical financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS Accounting Standards.

This Circular and certain of the documents incorporated by reference herein, refer to certain supplementary measures that are not defined by IFRS Accounting Standards (collectively, the non-IFRS measures) but are used by Equinox Gold to analyze and evaluate the results of Equinox Gold’s business and are used as benchmarks for performance. The Company provides such non-IFRS measures because it believes that certain investors use them to evaluate the Company’s performance. However, such measures do not have a standardized meaning prescribed by IFRS Accounting Standards and may not be comparable to similar measures presented by other companies, including Orla. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

Such non-IFRS measures include cash cost, AISC, SCE, free cash flow, liquidity and EBITDA.

Cash cost is a non-IFRS measure and includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, mine site general and administrative expenses, and brownfields exploration expenditures are added to the cash cost to calculate the AISC.

Free cash flow is calculated as cash provided from operating activities, less purchases of mineral properties, plant and equipment, net deposits on long-term assets, current income tax, plus back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.

SCE are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at Equinox Gold’s projects and certain expenditures at Equinox Gold’s operating sites which are deemed expansionary. SCE can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and tailings storage facility raises.

EBITDA is calculated by Equinox Gold as net income before interest expense, income tax expense and depreciation.

Liquidity is defined as cash and cash equivalents plus undrawn amounts available under the Company’s credit facilities.

For additional information regarding non-IFRS measures used and presented by Equinox Gold, including reconciliations to the closest comparable IFRS measures, see “Non-IFRS Measures” in the Equinox Gold Annual MD&A and the Equinox Gold Interim MD&A, which are available under Equinox Gold’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov and are incorporated by reference in this Circular.

For additional information regarding non-IFRS measures used and presented by Orla, including reconciliations to the closest comparable IFRS Accounting Standards measures, see the section “Non-GAAP Measures” on page 21 of the Orla Annual MD&A and “Non-GAAP Measures” on page 17 of the Orla Interim MD&A, each of which is incorporated by reference in this Circular and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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2026 Special Meeting of Shareholders

Note to U.S. Shareholders

Each of Equinox Gold and Orla is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and this Circular has been prepared in accordance with the disclosure requirements of applicable Canadian Securities Laws. Accordingly, the solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act. As such, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Equinox Gold Shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included or incorporated by reference in this Circular, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information included or incorporated by reference in this Circular is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Equinox Gold is organized under the laws of a jurisdiction other than the U.S., that some or all of its officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the U.S., and that all or a substantial portion of the assets of Equinox Gold, Orla and such persons are located outside the U.S. As a result, it may be difficult or impossible for Equinox Gold Shareholders resident in the U.S. to effect service of process within the U.S. upon Equinox Gold or Orla, their respective officers and directors or the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under U.S. Securities Laws. In addition, Equinox Gold Shareholders resident in the U.S. should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or the state-specific “blue sky” securities laws of any state within the U.S.; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the U.S.

THE CONSIDERATION SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Exchange Rate Data

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in United States dollars, as quoted by the Bank of Canada.

	Three months ended March 31,		Year ended December 31,
	2026	2025	2025	2024
	$	$	$	$
Closing	0.7174	0.6956	0.7296	0.6950
High	0.7399	0.7059	0.7376	0.7510
Low	0.7174	0.6848	0.6848	0.6937

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2026 Special Meeting of Shareholders

	Three months ended March 31,		Year ended December 31,
	2026	2025	2025	2024
	$	$	$	$
Average	0.7290	0.6968	0.7157	0.7302

On June 15, 2026, the daily exchange rate as quoted by the Bank of Canada was C$1.00 = $0.7152 ($1.00 = C$1.3982).

MEETING AND VOTING INFORMATION

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting scheduled to be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 22, 2026 at 9:00 a.m. (Pacific Time) and any adjournment or postponement thereof, for the purposes set forth in the Notice of Meeting.

The Meeting

The Meeting will be held in person. Registered Equinox Gold Shareholders and duly appointed proxyholders can attend the Meeting in person, where they can participate, vote, and submit questions during the Meeting.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the Meeting via live webcast at https://event.choruscall.com/mediaframe/webcast.html?webcastid=lNaDtjga, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Equinox Gold for use at the Meeting for the purposes set forth in the accompanying notice of meeting.

Equinox Gold has retained Laurel Hill as its proxy solicitation agent and shareholder communications advisor to assist in the solicitation of proxies from Equinox Gold Shareholders for the Meeting and provide additional services including but not limited to strategic shareholder communications. Equinox Gold has agreed to pay Laurel Hill an aggregate fee of C$200,000, plus reasonable out-of-pocket expenses, for these services. The Company may also reimburse brokers, investment dealers or other Intermediaries holding Equinox Gold Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals to obtain their proxies. Laurel Hill may contact shareholders by telephone, email and other permitted means to remind them to vote, answer questions regarding voting procedures and assist with the collection of voting instructions. All costs of the solicitation of proxies for the Meeting will be borne by Equinox Gold.

Equinox Gold is not aware of any items of business to be considered at the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the Equinox Gold Shares represented thereby in accordance with their best judgment on such matter.

Registered Holders

Voting by Proxy

Voting by proxy is the easiest way to vote. By using one of the methods outlined below to vote by proxy, you are authorizing your proxyholder to vote your Equinox Gold Shares at the Meeting, or to withhold your vote, according to your instructions. Darren Hall, CEO of Equinox Gold, and Peter Hardie, CFO of Equinox Gold, have agreed to act as the Equinox Gold

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2026 Special Meeting of Shareholders

Management Proxyholders for the Meeting. If you appoint the Management Proxyholders but do not provide instructions on how to vote, your Equinox Gold Shares will be voted FOR the Share Issuance Resolution.

Equinox Gold Shares represented by a properly executed proxy form will be voted or withheld from voting on any ballot in accordance with the instructions of the shareholder. If no choice is specified, the Equinox Gold Shares represented by the proxy will be voted FOR the Share Issuance Resolution. If there are other items of business that properly come before the Meeting, or amendments or variations to the Share Issuance Resolution, your proxyholder has the discretion to vote your Equinox Gold Shares as they see fit.

You have the right to appoint a person or company, other than the Management Proxyholders named in the form of proxy, to represent and vote your shares at the Meeting. You may appoint someone else as the proxyholder to vote your Equinox Gold Shares by printing their name in the space provided on your proxy form, and submitting it as directed on the form. This person does not need to be an Equinox Gold Shareholder.

Unless otherwise noted, the following instructions assume you are appointing the Management Proxyholders as your proxy.

A proxy form will not be valid unless it is dated and signed by you, as the Registered Equinox Gold Shareholder, or by your attorney with proof that they are authorized to sign, and completed according to the instructions set out in the proxy form. If you represent a Registered Equinox Gold Shareholder who is a company or an association, your proxy form should have the seal of the company or association, if applicable, and must be executed by a duly authorized officer or an attorney.

If a proxy form is executed by an attorney for a Registered Equinox Gold Shareholder who is an individual, or by an officer or attorney of a Registered Equinox Gold Shareholder who is a company or association, the relevant attorney or officer must include the original authorization, or a notarized copy of the written authorization for the officer or attorney, with the proxy form.

Your vote must be registered, either by registering your proxy vote by phone or by internet or by depositing your completed proxy form with Computershare by 9:00 a.m. (Pacific Time) on July 20, 2026, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in the province of British Columbia) before the time set for any adjournment or postponement of the Meeting (Proxy Deadline).

See “How Can I Attend the Meeting?” in the “Questions & Answers – Questions Regarding the Meeting” section for further details.

How your Equinox Gold Shares Will be Voted

Equinox Gold Shares represented by a properly executed proxy form will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the Equinox Gold Shareholder and where a choice with respect to any matter to be acted upon, such Equinox Gold Shares will be voted accordingly. If no choice is specified, the Equinox Gold Shares represented by the proxy will be voted FOR the Share Issuance Resolution.

The proxy form, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed as proxyholder thereunder to vote with respect to any amendment or variation of the Share Issuance Resolution, and with respect to other matters which may properly come before the Meeting. As at the date hereof, management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

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2026 Special Meeting of Shareholders

Changing your Vote

A Registered Equinox Gold Shareholder who has returned a proxy form may revoke it by:

•	completing and signing another proxy form with a later date and delivering it to Computershare as instructed on the proxy form so that it is received prior to the Proxy Deadline;

•	voting again on the Internet or by phone at any time prior to the Proxy Deadline;

•

delivering a written notice of revocation or other valid instrument in writing, signed by such Equinox Gold Shareholder or by his or her authorized representative, to: (i) the registered office of the Company at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, at any time up to and including the last Business Day before the day of the Meeting; or (ii) the Chair of the Meeting at the Meeting;

•	attending and voting at the Meeting (see “How can I Attend the Meeting?” in the “Questions & Answers – Questions Regarding the Meeting” section); or

•	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Equinox Gold Shareholders have the right to directly revoke a proxy. Beneficial Equinox Gold Shareholders that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of such Intermediary.

Beneficial Holders

Generally, Beneficial Equinox Gold Shareholders who have not waived the right to receive Meeting Materials will be sent a VIF which must be completed, signed and returned by the Beneficial Equinox Gold Shareholder in accordance with the Intermediary’s directions on the VIF. In some cases, such Beneficial Equinox Gold Shareholder will instead be given a proxy form which has already been signed by the Intermediary, which is restricted as to the number of Equinox Gold Shares beneficially owned by the Beneficial Equinox Gold Shareholder, but which is otherwise not completed. This type of proxy form provided by the Intermediary does not need to be signed by the Beneficial Equinox Gold Shareholder but, to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under “Meeting and Voting Information – Registered Holders – Voting by Proxy” above.

The purpose of these procedures is to permit Beneficial Equinox Gold Shareholders to direct the voting of the Equinox Gold Shares that they beneficially own. Should a Beneficial Equinox Gold Shareholder wish to attend in person and vote at the Meeting (or have another person attend in person and vote on behalf of the Beneficial Equinox Gold Shareholder), the Beneficial Equinox Gold Shareholder should strike out the names of the persons named in the proxy and insert the Beneficial Equinox Gold Shareholder’s name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the VIF.

Beneficial Equinox Gold Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF or proxy form is to be delivered.

Notice to U.S. Beneficial Holders

To attend and vote at the Meeting, you must first obtain a valid legal proxy form from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these proxy materials or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy form from your

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2026 Special Meeting of Shareholders

Intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy form to Computershare and by email to USlegalproxy@computershare.com. Requests for registration should be directed to:

Computershare Investor Services Inc.

Proxy Department, 320 Bay Street,

14th Floor, Toronto, Ontario, Canada

M5H 4A6

Or

Email at: USlegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 9:00 a.m. (Pacific Time) on July 20, 2026. You will receive a confirmation of your registration by email after Computershare receives your registration materials.

You may attend the Meeting in person on July 22, 2026 at 9:00 a.m. (Pacific Time) at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada to vote your Equinox Gold Shares during the Meeting.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the Meeting via live webcast at https://event.choruscall.com/mediaframe/webcast.html?webcastid=lNaDtjga, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

Additional Details

Delivery of Meeting Materials

We have arranged for Intermediaries to forward the Meeting Materials to Beneficial Equinox Gold Shareholders of record and we may reimburse such Intermediaries for their reasonable fees and disbursements in that regard.

There are two kinds of Beneficial Equinox Gold Shareholders – those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as “NOBOs”, and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to as “OBOs”.

In accordance with the requirements of NI 54-101, the Company will distribute the Meeting Materials to Intermediaries and clearing agencies for onward distribution to all Beneficial Equinox Gold Shareholders. Intermediaries are required to forward the Meeting Materials to Beneficial Equinox Gold Shareholders unless a Beneficial Equinox Gold Shareholder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Beneficial Equinox Gold Shareholder. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary for the Meeting.

Voting Securities

As at the Record Date, the Company had issued and outstanding 789,157,839 fully paid and non-assessable Equinox Gold Shares, with each Equinox Gold Share carrying the right to one vote. The Company has no other classes of voting securities.

Holders of Equinox Gold Shares as at the Record Date who either attend the Meeting in person or who have completed and delivered a proxy form or VIF in the manner and subject to the provisions described under “Questions & Answers – Questions Regarding the Meeting” shall be entitled to vote or to have their Equinox Gold Shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, as of the Record Date, except as noted below, no person or company beneficially owned or exercised control or direction over, directly or indirectly, Equinox Gold Shares carrying more

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2026 Special Meeting of Shareholders

than 10% of the voting rights attached to all outstanding Equinox Gold Shares. No new class of voting securities will be created and the Consideration Shares will carry the same rights as the existing Equinox Gold Shares.

Shareholder	Number of Equinox Gold Shares	% of Outstanding Equinox Gold Shares
Van Eck Associates Corp.	85,080,607(1)(2)	10.8%

Notes:

1.	As at March 31, 2026.
2.	Source: Schedule 13F filed by Van Eck Associates Corp. on March 31, 2026.

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2026 Special Meeting of Shareholders

SUMMARY

This summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules hereto and documents incorporated into this Circular by reference.

The Meeting

The Meeting is scheduled to be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 22, 2026 at 9:00 a.m. (Pacific Time). Registered Equinox Gold Shareholders and duly appointed proxyholders (including Beneficial Equinox Gold Shareholders who have appointed themselves as proxyholder) can attend the Meeting in person and participate, vote, and submit questions during the Meeting.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the Meeting via live webcast at https://event.choruscall.com/mediaframe/webcast.html?webcastid=lNaDtjga, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

The Record Date for determining the Equinox Gold Shareholders entitled to receive notice of and to vote at the Meeting was June 15, 2026. Only Equinox Gold Shareholders of record as of the close of business (Pacific Time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Parties to the Arrangement

Equinox Gold

Equinox Gold is a Canadian mining company headquartered in Vancouver, British Columbia with a portfolio of four operating mines and a pipeline of development and expansion projects in Canada, the U.S., Mexico and Nicaragua.

The material operations of Equinox Gold consist of the following:

•	Greenstone, an open-pit gold mining and conventional milling operation with underground potential located in Ontario, Canada; and

•	Valentine, an open-pit gold mining and conventional milling operation located in Newfoundland and Labrador, Canada.

In addition, Equinox Gold owns the Mesquite Mine, an open-pit heap leach mine located in California, U.S.; La Libertad Complex and El Limon Complex, a series of underground and open-pit mines located in Nicaragua; the development-stage Castle Mountain Project, located in California, U.S.; and the Los Filos Mine Complex, located in Guerrero, Mexico, which is currently on care and maintenance.

The Equinox Gold Shares are listed on the TSX under the trading symbol “EQX” and on the NYSE American under the symbol “EQX”.

See “Schedule “G” – Information Concerning Equinox Gold” for additional information regarding Equinox Gold.

Orla

Orla is a Canadian mining company headquartered in Vancouver, British Columbia. Orla has three material gold projects:

•	the Musselwhite Mine located in Ontario, Canada;

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2026 Special Meeting of Shareholders

•	the Camino Rojo Mine located in Zacatecas, Mexico, which consists of the producing Camino Rojo oxide gold mine and the Camino Rojo sulfide development project; and

•

the South Railroad Project located in Nevada, U.S., which consists of the Dark Star and Pinion deposits and is situated within the prospective land package called the “South Carlin Complex” along the Carlin trend.

The Orla Shares are listed on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”.

See “Schedule “H” – Information Concerning Orla” for additional information regarding Orla.

Post-Arrangement Equinox Gold

As a result of the Arrangement, Orla will amalgamate with a wholly-owned subsidiary of the Company (Acquiror Holdco) (such subsidiary will be incorporated under the federal Laws of Canada prior to the Effective Date), and such surviving entity (Amalco) will become a wholly-owned subsidiary of Equinox Gold. For further information concerning the business and operations of Post-Arrangement Equinox Gold, see “Schedule “I” – Information Concerning Post-Arrangement Equinox Gold”.

Background to the Arrangement & Recommendations

Background to the Arrangement

The Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations among representatives of Equinox Gold and Orla and their respective financial and legal advisors. See “Background to the Arrangement & Recommendations – Background to the Arrangement” for a detailed summary of the background to the Arrangement and the events leading up to execution of the Arrangement Agreement and the public announcement of the proposed Arrangement.

Recommendation of the Equinox Gold Board

After careful consideration, the Equinox Gold Board determined, in consultation with its legal and financial advisors and based in part on the BMO Fairness Opinion and the CIBC Fairness Opinion, that the Arrangement is in the best interests of Equinox Gold and unanimously recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution. The determination of the Equinox Gold Board is based on various factors described more fully in the Circular. See “Background to the Arrangement & Recommendations – Recommendation of the Equinox Gold Board”.

Reasons for the Arrangement

In unanimously determining that the Arrangement is in the best interests of Equinox Gold, that the Consideration is fair to Equinox Gold and in supporting the Arrangement generally, the Equinox Gold Board considered and relied on a number of principal factors, including, among others, factors relating to: (i) the combination of quality assets entirely in North America, in particular the addition of a third Canadian mine; (ii) the complementary and diversified portfolio of Post-Arrangement Equinox Gold; (iii) enhanced and well-sequenced organic growth potential; (iv) immediate increase to production and cash flow; (v) enhanced liquidity and financial capacity, improving Equinox Gold’s ability to self fund growth and continue returning capital to shareholders following completion of the Arrangement; (vi) a strengthened leadership team; (vii) increased market capitalization; and (viii) participation by both companies’ shareholders in Post-Arrangement Equinox Gold’s operations and growth projects. In the course of its deliberations, the Equinox Gold Board also considered the various procedural and qualitative safeguards provided by the terms of the Arrangement Agreement to protect the interests of Equinox Gold and Equinox Gold Shareholders. See “Background to the Arrangement & Recommendations – Reasons for the Arrangement” for a more detailed description of these and other factors and procedural safeguards.

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Financial Advisors

BMO Fairness Opinion

BMO Capital Markets has delivered the BMO Fairness Opinion to the Equinox Gold Board concluding that, as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox Gold.

The full text of the BMO Fairness Opinion, setting out among other things, the assumptions made, matters considered, information reviewed and limitations and qualifications on the review undertaken by BMO Capital Markets in connection with the BMO Fairness Opinion, is attached as “Schedule “C” – BMO Fairness Opinion” to this Circular. The summary of the BMO Fairness Opinion described in this Circular is qualified in its entirety by the full text of the BMO Fairness Opinion. See “Background to the Arrangement & Recommendations – Financial Advisors”.

Pursuant to its engagement letter with BMO Capital Markets, Equinox Gold has agreed to pay BMO Capital Markets fees for its services as financial advisor (a substantial portion of which is contingent on the successful completion of the Arrangement), including a fixed fee for the BMO Fairness Opinion (which is not contingent on the substance of or conclusions reached in the BMO Fairness Opinion or the completion of the Arrangement). The Company has also agreed to reimburse BMO Capital Markets for its reasonable expenses incurred in connection with its services with such reimbursement of expenses not being dependent on the completion of the Arrangement or the conclusions reached in the BMO Fairness Opinion and to indemnify BMO Capital Markets against certain liabilities that might arise out of its engagement.

CIBC Fairness Opinion

CIBC World Markets has delivered the CIBC Fairness Opinion to the Equinox Gold Board concluding that, as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox Gold.

The full text of the CIBC Fairness Opinion, setting out among other things, the assumptions made, matters considered, information reviewed and limitations and qualifications on the review undertaken by CIBC World Markets in connection with the CIBC Fairness Opinion, is attached as “Schedule “E” – CIBC Fairness Opinion” to this Circular. The summary of the CIBC Fairness Opinion described in this Circular is qualified in its entirety by the full text of the CIBC Fairness Opinion. See “Background to the Arrangement & Recommendations – Financial Advisors”.

Pursuant to its engagement letter with CIBC World Markets, Equinox Gold has agreed to pay CIBC World Markets a fixed fee for the CIBC Fairness Opinion (which is not contingent on the substance of or conclusions reached in the CIBC Fairness Opinion or the completion of the Arrangement). The Company has also agreed to reimburse CIBC World Markets for its reasonable expenses incurred in connection with its services, with such reimbursement of expenses not being dependent on the completion of the Arrangement or the conclusions reached in the CIBC Fairness Opinion and to indemnify CIBC World Markets against certain liabilities that might arise out of its engagement.

The Arrangement

Effects of the Arrangement

The purpose of the Arrangement is to effect the business combination of Equinox Gold and Orla. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, Orla will amalgamate with Acquiror Holdco, and Amalco will become a wholly-owned subsidiary of Equinox Gold. See “The Arrangement – Effects of the Arrangement” below.

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The adjustment of Orla Options, Orla Warrants and Orla Notes is intended to preserve the economic position of holders of such Orla Convertible Securities in connection with the Arrangement and does not provide for superior voting rights or a new equity compensation plan for Equinox Gold Shareholders to approve at the Meeting.

Orla RSUs and DSUs

All Orla RSUs and Orla DSUs outstanding at the Effective Time (whether vested or unvested) will immediately vest and settle in Orla Shares immediately prior to the Arrangement. Such Orla Shares will be exchanged for Equinox Gold Shares as described below. See “The Arrangement – Effects of the Arrangement – Orla RSUs and DSUs”.

Orla PSUs

All Orla PSUs outstanding at the Effective Time (whether vested or unvested) will immediately vest and will be exchanged for a cash payment, net of withholdings, equal to the “Market Price” of Orla Shares immediately prior to the Effective Time. See “The Arrangement – Effects of the Arrangement – Orla PSUs”.

Orla Shares

Under the terms of the Arrangement, each Orla Share outstanding at the Effective Time (excluding any Orla Shares held by Dissenting Orla Shareholders, but including any Orla Shares issued upon settlement of the Orla RSUs and Orla DSUs pursuant to the Plan of Arrangement) will be deemed to be transferred to Equinox Gold in exchange for the Consideration. The Exchange Ratio implies a consideration of approximately C$20.28 (or $14.80) per Orla Share based on the closing price of the Equinox Gold Shares of C$20.28 on the TSX and $14.80 on the NYSE American on May 12, 2026 (being the last trading day prior to the announcement of the Arrangement).

Each Orla Share held by Dissenting Orla Shareholders will be deemed to have been transferred to Orla (free and clear of any encumbrances), without any further act or formality, and such Dissenting Orla Shareholders will cease to have any rights as an Orla Shareholder other than the right to be paid the fair value for their Orla Shares by Orla.

See “The Arrangement – Effects of the Arrangement – Orla Shares”.

Orla Options

Pursuant to the Plan of Arrangement, each Orla Option outstanding immediately prior to the Effective Time (whether vested or unvested) will fully vest and will remain outstanding in accordance with the terms of the Orla Stock Option Plan and shall entitle the holder to acquire the number of Equinox Gold Shares equal to: (A) the number of Orla Shares that were issuable upon exercise of such Orla Option immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Equinox Gold Shares, at an exercise price per Equinox Gold Share (rounded up to the nearest whole cent) equal to the quotient of: (M) the exercise price per Orla Share at which such Orla Option was exercisable immediately prior to the Effective Time, divided by (N) the Exchange Ratio. The Orla Option shall be exercisable until the original expiry date of such Orla Option except that the term of any Orla Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox Gold following 30 days after the Effective Date shall be the lesser of (Y) the current expiry date of the Orla Option; and (Z) the date that is 12 months following the Effective Date, and subject to the additional terms set out in the Plan of Arrangement.

See “The Arrangement – Effects of the Arrangement – Orla Options”.

Orla Bonus Shares

The Orla Bonus Shares shall not vest in accordance with the terms of the Orla Bonus Share Agreement on the occurrence of a Change of Control (as such term is defined in the Orla Bonus Share Agreement) but shall be adjusted such that the Orla

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Bonus Shares shall vest and settle on the date that Charles Jeannes ceases to act as a director on the Equinox Gold Board. The Orla Bonus Shares will be adjusted to settle for the Consideration that would have been received as a result of the Arrangement had the Orla Bonus Shares been settled immediately prior to the Effective Time.

See “The Arrangement – Effects of the Arrangement – Orla Bonus Shares”.

Other Orla Convertible Securities

All Orla Notes and Orla Warrants will continue in accordance with their respective terms and, following the completion of the Arrangement, will become convertible or exercisable, as applicable, for the Consideration that the holder would have otherwise been entitled to receive as a result of the Arrangement had the holder converted or exercised such Orla Notes or Orla Warrants, as applicable, immediately prior to the Effective Time.

See “The Arrangement – Effects of the Arrangement – Other Orla Convertible Securities”.

Equinox Gold Shares

If the Arrangement is completed, the actual number of Equinox Gold Shares that will be issued on the Effective Date will depend on the number of Orla Shares issued and outstanding on the Effective Date, which will be affected by the number of Orla RSUs and DSUs exchanged into Orla Shares prior to the Effective Time. Additional Equinox Gold Shares will be issued upon the exercise, conversion or settlement of the Orla Convertible Securities, as applicable.

Equinox Gold anticipates that immediately following the completion of the Arrangement, current Equinox Gold Shareholders and former Orla Shareholders will own approximately 67% and 33% of the outstanding Equinox Gold Shares on a fully diluted in-the-money basis, respectively, assuming that: (i) there are no Dissenting Orla Shareholders; and (ii) prior to the Effective Date, (a) no additional Equinox Gold security-based compensation awards are issued; and (b) no additional Orla Shares or Orla Convertible Securities are issued.

The Share Issuance Resolution does not authorize a new class of shares, superior voting rights, or a discretionary financing unrelated to the Arrangement.

See “The Arrangement – Effects of the Arrangement – Equinox Gold Shares”.

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(i)	the Arrangement Resolution must be approved by 66 2⁄3% of Orla Shareholders at the Orla Meeting in the manner required by the Interim Order and applicable Laws;

(ii)	the Share Issuance Resolution must be approved by a simple majority of Equinox Gold Shareholders at the Meeting in the manner required by applicable Laws;

(iii)	the Arrangement must be approved by the Court;

(iv)	all conditions precedent to the Arrangement set forth in the Arrangement Agreement, including that all Key Regulatory Approvals are obtained, must be satisfied or waived by the appropriate Party; and

(v)	the Final Order and related documents, in the form prescribed by the CBCA, must be filed with the Director.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all. See “Risk Factors – Risk Factors Relating to the Arrangement”.

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Required Approvals

Shareholder Approvals

Equinox Gold Shareholder Approval

Pursuant to section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer’s outstanding securities on a non-diluted basis in connection with an acquisition. At the Meeting, Equinox Gold Shareholders will be asked to approve the Share Issuance Resolution authorizing the issuance of up to 421,770,377 Equinox Gold Shares in connection with the Arrangement, representing approximately 53.4% of the 789,157,839 issued and outstanding Equinox Gold Shares as of the Record Date (on a non-diluted basis).

Accordingly, the TSX requires that the Share Issuance Resolution be approved at the Meeting by a simple majority of the votes cast on the Share Issuance Resolution by Equinox Gold Shareholders present or represented by proxy at the Meeting. If the Share Issuance Resolution is not approved by Equinox Gold Shareholders, the Company will not be able to satisfy the listing requirements of the TSX, and the Arrangement will not proceed.

The TSX will generally not require further shareholder approval for the issuance of up to an additional 105,442,594 Equinox Gold Shares, such number being 25% of the number of Equinox Gold Shares approved by Equinox Gold Shareholders for the Arrangement. Any such additional Equinox Gold Shares would be issuable only in connection with the Arrangement and would rank equally with the existing Equinox Gold Shares. The Share Issuance Resolution does not authorize Equinox Gold to issue Equinox Gold Shares for purposes unrelated to the Arrangement without any approval that may otherwise be required under applicable Law or stock exchange rules.

The full text of the Share Issuance Resolution is set out in “Schedule “A” – Share Issuance Resolution”.

Orla Shareholder Approval

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Orla Meeting.

Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved at the Orla Meeting by at least 66 2⁄3% of the votes cast by all Orla Shareholders present in person or represented by proxy and entitled to vote at the Orla Meeting.

See “The Arrangement – Required Approvals– Shareholder Approvals – Orla Shareholder Approval”.

Court Approvals

On June 19, 2026, Orla obtained the Interim Order providing for the calling and holding of the Orla Meeting and other procedural matters.

The CBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement and the Interim Order, if the Share Issuance Resolution and the Arrangement Resolution are approved at the Meeting and the Orla Meeting, respectively, Orla intends to make an application to the Court for the Final Order. The Court hearing in respect of the Final Order is expected to take place on July 28, 2026, at the courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Pacific Time), or as soon thereafter as counsel may be heard.

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See “The Arrangement – Required Approvals – Court Approvals”.

Stock Exchange Listings

As soon as practicable following completion of the Arrangement, the Company intends to apply to applicable Canadian Securities Regulators to have Orla cease to be a reporting issuer and to have the Orla Shares delisted from the TSX and the NYSE American.

Equinox Gold has applied to list and post for trading the Consideration Shares on the TSX and NYSE American, and has received conditional approval from the TSX, satisfying a condition to completion of the Arrangement that the TSX will have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions. It is also a condition to completion of the Arrangement that the NYSE American must have approved the listing of the Consideration Shares.

See “The Arrangement – Required Approvals – Stock Exchange Listings”.

Securities Laws Matters

Canada

The Equinox Gold Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be “freely tradable” and the resale of such Equinox Gold Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined under applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for Equinox Gold Shares; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Equinox Gold, the selling shareholder has no reasonable grounds to believe that Equinox Gold is in default of securities legislation.

See “The Arrangement – Securities Laws Matters – Canada”.

United States

A general overview of certain requirements of U.S. Securities Laws that may be applicable to Orla Shareholders is set out in this Circular under the heading “The Arrangement – Securities Laws Matters – United States”. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws.

Subject to obtaining the Final Order, the issuance of the Consideration Shares to Orla Shareholders in exchange for the Orla Shares pursuant to the Arrangement, will not be registered under the 1933 Act and will be issued by Equinox Gold pursuant to the Section 3(a)(10) Exemption. Certain restrictions on resale under U.S. Securities Laws, including, as applicable, Rule 144, may be applicable with respect to securities issued to affiliates of Equinox Gold. The Orla Convertible Securities that remain outstanding following completion of the Arrangement may only be exercised or converted pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities Laws or pursuant to a registration statement under the 1933 Act.

See “The Arrangement – Securities Laws Matters – United States”.

The Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, a copy of which can be found under Equinox Gold’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and in accordance with the Plan of

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Arrangement, the full text of which is attached as “Schedule “B” – Plan of Arrangement” to this Circular. A summary of certain key terms of the Arrangement Agreement is provided under “The Arrangement Agreement” and is qualified in its entirety by the full text of the Arrangement Agreement.

In addition to certain covenants, representations and warranties made by each of Orla and Equinox Gold in the Arrangement Agreement, each Party has provided certain non-solicitation covenants, agreeing not to solicit, promote, facilitate or knowingly encourage an Acquisition Proposal from any third party. However, a Party may, prior to obtaining the Equinox Gold Shareholder Approval or the Orla Shareholder Approval, as applicable, respond to an Acquisition Proposal that constitutes or could reasonably be expected to lead to a Superior Proposal, subject to the other Party’s right to match any such Superior Proposal within five Business Days.

The Arrangement Agreement may be terminated by mutual written consent of Orla and Equinox Gold and by each Party in certain circumstances as more particularly set forth in the Arrangement Agreement, including the failure to obtain the requisite Equinox Gold Shareholder Approval or the Orla Shareholder Approval. Subject to certain limitations, each Party may also terminate the Arrangement Agreement if the Arrangement Agreement is not consummated by the Outside Date, which date can be extended by written agreement of the Parties.

In certain circumstances, Orla or Equinox Gold, as applicable, will be required to pay the other Party a termination fee equal to $250 million, in respect of an Orla Termination Fee Event and $475 million, in respect of an Equinox Gold Termination Fee Event. In addition to the other rights and remedies of the Parties under the Arrangement Agreement, each Party may be required to reimburse the other for certain costs and expenses up to a maximum of $10 million in certain circumstances.

The Equinox Gold Board considered the Termination Fee of $475 million, representing approximately 4.0% of the implied equity value of Equinox Gold’s market capitalization as at May 12, 2026, and the Expense Reimbursement of $10 million, and concluded that these amounts, together with the matching right and non-solicitation covenants, are customary for transactions of this nature and not preclusive of a Superior Proposal.

See “The Arrangement Agreement” for a more detailed summary of the material terms of the Arrangement Agreement.

Voting Support Agreements

Equinox Gold Voting Support Agreements

Each of the Equinox Gold Supporting Shareholders have entered into an Equinox Gold Voting Support Agreement with Orla pursuant to which each such Equinox Gold Supporting Shareholder has agreed to, among other things, vote all Equinox Gold Shares beneficially owned by them in favour of the Share Issuance Resolution, subject to the terms and conditions of such agreements. As of the Record Date, Equinox Gold Supporting Shareholders beneficially owned or exercised control or direction over 32,165,734 Equinox Gold Shares or approximately 4.1% of the issued and outstanding Equinox Gold Shares. The Voting Support Agreements do not alter the rights attached to any Equinox Gold Shares or Orla Shares.

Orla Voting Support Agreements

Equinox Gold has entered into Orla Voting Support Agreements with each of the Orla Supporting Shareholders, pursuant to which each such Orla Supporting Shareholder has agreed to, among other things, vote all Orla Shares beneficially owned by them in favour of the Arrangement Resolution, subject to the terms and conditions of such agreements. As of the Record Date, Orla Supporting Shareholders beneficially owned or exercised control or direction over 99,060,265 Orla Shares or approximately 26.4% of the issued and outstanding Orla Shares. The Voting Support Agreements do not alter the rights attached to any Equinox Gold Shares or Orla Shares.

See “Voting Support Agreements”.

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Risk Factors

Equinox Gold Shareholders voting in favour of the Share Issuance Resolution will be endorsing the proposed acquisition of all the issued and outstanding Orla Shares by Equinox Gold. The Arrangement involves risks. The following is a list of certain risk factors associated specifically with the Arrangement and which Equinox Gold Shareholders should carefully consider in evaluating whether to endorse the Share Issuance Resolution:

•	the expected benefits of the Arrangement and attributes of Post-Arrangement Equinox Gold, including potential growth opportunities and operational, competitive and portfolio synergies;

•

the expected percentage ownership of Equinox Gold Shareholders and former Orla Shareholders following the consummation of the Arrangement, and the share price and market capitalization of Post-Arrangement Equinox Gold;

•	the structure and effect of the Arrangement;

•	the timing of the Meeting, the Orla Meeting and the Final Order;

•	the anticipated Effective Date;

•

the anticipated number of Equinox Gold Shares to be issued pursuant to the Arrangement, including the number of Equinox Gold Shares that may be, in certain circumstances, issued upon the exercise, conversion or settlement of the Orla Convertible Securities, as applicable;

•	the anticipated receipt of all required Key Regulatory Approvals for the Arrangement;

•	the ability of Equinox Gold and Orla to satisfy other conditions to, and to complete, the Arrangement; and

•	the potential costs of the Arrangement to Equinox Gold, including in the event the Arrangement is not completed.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Circular, including under the heading “Risk Factors” below.

If the Arrangement is completed, Equinox Gold will become subject to certain risks involved with Orla’s business. In addition, whether or not the Arrangement is completed, Equinox Gold will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see “Risk Factors” in the Orla AIF and the Equinox Gold AIF, respectively, each of which are incorporated by reference in this Circular and are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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BACKGROUND TO THE ARRANGEMENT & RECOMMENDATIONS

On May 12, 2026, Equinox Gold entered into the Arrangement Agreement with Orla to implement the Arrangement by way of the Plan of Arrangement. Pursuant to the Arrangement, Equinox Gold will acquire all of the issued and outstanding Orla Shares in exchange for 1.00 Equinox Gold Share and $0.0001 in cash for each issued and outstanding Orla Share.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Equinox Gold and Orla and their respective financial and legal advisors. The following is a summary of the principal events leading up to the execution of the Arrangement Agreement and public announcement of the Arrangement.

Equinox Gold was founded in December 2017 with the objective of building an Americas-focused gold mining company with a diversified portfolio of producing, development and exploration assets. Since 2017, Equinox Gold has expanded its asset base through exploration, development and acquisitions, evolving from a single-asset developer into a multi-asset gold producer with operations across the Americas, a multi-million-ounce reserve base and a pipeline of development and expansion projects.

On June 17, 2025, Equinox Gold completed the Calibre Transaction, pursuant to which Equinox Gold acquired 100% of the issued and outstanding common shares of Calibre. The Calibre Transaction expanded Equinox Gold’s portfolio to include the La Libertad and El Limon operating mine complexes in Nicaragua, the Pan Mine in the U.S. and the Valentine Mine, at that time a project under development, in Newfoundland & Labrador, Canada.

Prior to completion of the Calibre Transaction, Calibre regularly reviewed potential strategic alternatives with a view to maximizing shareholder value. In that context, representatives of Calibre and Equinox Gold held discussions regarding a potential combination in July and again in September 2024. Calibre ultimately determined to pursue the Calibre Transaction with Equinox Gold, which Calibre viewed as a means to accelerate profitable growth, enhance shareholder value, strengthen its North American production profile and support a further market re-rating.

Following completion of the Calibre Transaction, Equinox Gold achieved several strategic milestones, including first gold production at the Valentine Mine in September 2025, followed by commercial production in November 2025. In 2025, the combined Equinox Gold / Calibre portfolio achieved record full-year gold production of 922,827 ounces. Equinox Gold also advanced its portfolio optimization strategy through the sale of the Pan Mine and certain other Nevada assets on October 1, 2025, and the sale of its 100% interest in the Aurizona Mine, RDM Mine and Bahia Complex, comprising the Santa Luz and Fazenda Mines, in Brazil on January 23, 2026. These divestitures reflected Equinox Gold’s focus on larger-scale, high-quality assets in tier-one jurisdictions and supported significant debt reduction. Since June 30, 2025, Equinox Gold reduced total debt by approximately $1.1 billion, ending March 31, 2026 with net debt of $77 million (excluding convertible debentures).

The successful integration of Calibre, combined with operational execution, portfolio optimization and balance sheet improvement, contributed to a significant market re-rating of Equinox Gold, demonstrating a track record of executing value-enhancing strategic transactions. Equinox Gold’s share price on the TSX increased approximately 124% from C$8.62 at the closing of the Calibre Transaction to C$19.29 at December 31, 2025.

With enhanced cash flow from a larger portfolio of operating mines, and a stronger balance sheet as the result of debt reduction, Equinox Gold initiated a quarterly dividend and share buyback program in the first quarter of 2026.

Equinox Gold also continued to review its strategic plan to create a premier Americas-focused gold producer and assess opportunities to enhance shareholder value. Equinox Gold engaged from time to time in informal discussions with other intermediate gold companies and market participants regarding potential strategic opportunities that could complement

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the Company’s asset base and long-term growth strategy. In this context, Equinox Gold considered the evolution of Orla’s asset portfolio, including the addition of the South Railroad Project in Nevada through Orla’s acquisition of Gold Standard Ventures in 2022, the further consolidation of its Nevada land position through the acquisition of Contact Gold in 2024, and, in particular, its acquisition of the Musselwhite Mine in Ontario in early 2025. These developments further aligned Orla’s asset base with Equinox Gold’s focus on larger-scale, high-quality assets in tier-one jurisdictions.

In October 2025, following previous discussions between Trinity Advisors and Orla, Mr. Ross Beaty, Chair of Equinox Gold, and Mr. Blayne Johnson and Mr. Doug Forster, directors of Equinox Gold, met with Mr. Pierre Lassonde, a significant shareholder of Orla, and representatives from Trinity Advisors, financial advisor to Orla, and discussed a potential transaction involving Equinox Gold and Orla. Both companies expressed interest in exploring such a transaction and indicated their willingness to consider a mutually acceptable share exchange ratio based on prevailing market prices, reflecting a no-premium transaction, subject to agreement on other transaction terms.

Following these discussions, Equinox Gold identified a potential transaction with Orla as a timely strategic opportunity to advance its strategic objectives and, in early February 2026, commenced working with BMO Capital Markets to evaluate the proposed Arrangement.

On January 29, 2026, Mr. Charles (Chuck) Jeannes, the Chair of Orla, contacted Mr. Ross Beaty, the Chair of Equinox Gold, to socialize the prospect of combining the two companies. Mr. Jeannes and Mr. Beaty held a high-level discussion of the benefits of a potential combination between the companies. Mr. Jeannes and Mr. Beaty agreed to meet in person to discuss the matter further at the BMO Global Mining conference in Florida in February.

On February 12, 2026, senior management of Equinox Gold met with BMO Capital Markets to discuss the potential Arrangement with Orla and to receive preliminary perspectives from BMO Capital Markets on certain financial aspects of the potential transaction. Equinox Gold subsequently entered into an engagement letter with BMO Capital Markets, dated May 6, 2026 and effective as of February 12, 2026, described in further detail below.

On February 13, 2026, Mr. Darren Hall, the Chief Executive Officer of Equinox Gold, and Ms. Daniella Dimitrov, the Chief Strategy and Risk Officer of Equinox Gold, met with Mr. Jason Simpson, the President & Chief Executive Officer of Orla, and Mr. Etienne Morin, the Chief Financial Officer of Orla, to discuss the potential Arrangement and related matters, including the proposed transaction timeline and due diligence process.

On February 18, 2026, the Equinox Gold Board received an update on corporate development activities, which included consideration of a potential transaction with Orla.

On February 24, 2026, Mr. Beaty met with Mr. Lassonde and Mr. Jeannes to discuss the proposed Arrangement. Mr. Hall and Mr. Simpson subsequently joined the meeting, and the participants continued discussions regarding the proposed Arrangement, including potential timing, the strategic rationale for the transaction, the anticipated profile and market positioning of the combined company, and the opportunity to create a larger, Americas-focused gold producer with enhanced scale, increased exposure to tier-one jurisdictions, a diversified portfolio of producing assets and a pipeline of development and expansion opportunities. Following this meeting, on February 25, 2026, Mr. Hall and Ms. Dimitrov met with Mr. Simpson and Mr. Morin to further discuss the proposed Arrangement, including the scope and timing of due diligence, the engagement of advisors, anticipated transaction timing and other process-related matters.

On February 27, 2026, the Parties entered into the Confidentiality Agreement and aligned on a proposed timeline and due diligence process. Equinox Gold engaged technical, financial, tax and legal advisors to support its due diligence review. On March 5, 2026, Orla granted Equinox Gold and its representatives, including its advisors, access to a virtual data room containing confidential information regarding Orla. On March 10, 2026, Equinox Gold similarly granted Orla and its representatives, including its advisors, access to a virtual data room containing confidential information regarding Equinox Gold. Thereafter, the Parties and their respective advisors conducted reciprocal due diligence, with Equinox Gold, together

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with its financial, technical, tax and legal advisors, undertaking a detailed review of Orla that continued throughout the period leading up to signing of the Arrangement Agreement.

During March and April 2026, the Parties and their respective advisors continued to engage with one another in furtherance of the proposed Arrangement, including to facilitate ongoing due diligence, respond to due diligence requests, discuss the potential transaction structure and coordinate transaction timetable matters.

On March 11, 2026, Mr. Jeannes and Mr. Beaty met again in Vancouver to discuss the merits of the potential transaction. On March 12, 2026, Mr. Jeannes and Mr. Hall discussed various aspects of the transaction.

On March 31, 2026, representatives of Orla visited Equinox Gold’s El Limon Mine in Nicaragua as part of Orla’s due diligence review. Orla representatives subsequently visited Equinox Gold’s Greenstone Mine and Valentine Mine on April 7, 2026 and April 8, 2026, respectively. Representatives of Equinox Gold visited Orla’s Camino Rojo Mine in Mexico on April 1, 2026 as part of Equinox Gold’s due diligence review, followed by a visit to Orla’s Musselwhite Mine in Canada on April 2, 2026.

On April 3, 2026, Mr. Jeannes and Mr. Beaty discussed the potential transaction, including certain results of Equinox Gold’s due diligence and the future composition of Post-Arrangement Equinox Gold’s board of directors.

On April 7, 2026, management of Equinox Gold advised the Equinox Gold Board of the ongoing discussions with Orla and provided an update on the due diligence conducted to date, including technical due diligence informed by site visits, financial and tax due diligence, and legal due diligence conducted by Canadian, U.S. and Mexican legal counsel. Management also discussed its preliminary views regarding the proposed Arrangement, including the strategic rationale and key diligence considerations identified to date. BMO Capital Markets provided the Equinox Gold Board with an overview and financial analysis of the proposed Arrangement. Following discussion and deliberation, the Equinox Gold Board authorized management to continue discussions with Orla.

Several meetings took place between the Parties in early April to advance discussions on the business combination and the timing thereof. As the due diligence process progressed, the Parties determined that it would be appropriate to enter into exclusive negotiations. On April 17, 2026, the Parties entered into an exclusivity agreement pursuant to which each Party agreed to deal and negotiate exclusively with the other Party in respect of the Arrangement until May 13, 2026, provided that, among other things, Orla and Equinox Gold would not be restricted from amending their respective credit agreements.

During April 2026 and in the period leading up to announcement of the Arrangement, the Parties, together with their respective financial advisors and legal counsel, engaged in various discussions in connection with the Arrangement Agreement, including with respect to final due diligence matters and various proposed transaction terms including conditions to the Arrangement, termination provisions and termination fees.

On April 20, 2026, Blakes, legal counsel to Equinox Gold, provided legal counsel to Orla with a preliminary draft of the Arrangement Agreement. The initial draft of the Arrangement Agreement was generally reciprocal, including with respect to “fiduciary out” provisions and representations and warranties. Starting on April 20, 2026, the Equinox Gold and Orla transaction teams, assisted by their respective legal and financial advisors, commenced intensive negotiations of the Arrangement Agreement and related documents.

On April 20, 2026, Mr. Jeannes and Mr. Beaty again discussed the status of the potential transaction, including the mechanics for determining the Exchange Ratio for an “at-market” transaction, certain due diligence matters and the future composition of Post-Arrangement Equinox Gold’s board of directors.

On April 27, 2026, Blakes received preliminary comments on the draft Arrangement Agreement from Orla’s legal counsel, and Equinox Gold’s management team and Blakes began considering outstanding deal terms.

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During the week of April 29, 2026, Messrs. Simpson and Hall met to discuss the proposed business combination, focusing on the key commercial issues remaining to be resolved in the draft Arrangement Agreement.

On April 30, 2026, Mr. Jeannes and Mr. Beaty again discussed the future composition of Post-Arrangement Equinox Gold’s board of directors.

Around this time, Equinox Gold and Orla inquired with certain parties as to their willingness to sign voting and support agreements. Ultimately, each director and officer of Equinox Gold entered into an Equinox Gold Voting Support Agreement and each director and officer of Orla and Mr. Lassonde and an affiliate of Fairfax Financial Holdings Limited entered into an Orla Voting Support Agreement.

On May 6, 2026, Equinox Gold executed an engagement letter with each of (i) BMO Capital Markets, effective February 12, 2026, engaging BMO Capital Markets as a financial advisor in connection with the evaluation of the Arrangement, and to provide a fairness opinion in respect of the Arrangement, and (ii) CIBC World Markets, effective May 6, 2026, engaging CIBC World Markets to provide a fixed fee fairness opinion in respect of the Arrangement.

On May 6, 2026, the Equinox Gold Board met with members of Equinox Gold management and its legal and financial advisors to discuss the proposed transaction. The Equinox Gold Board received updates on the status of negotiations and the results of due diligence, as well as an overview of the key terms of the transaction documents and the proposed transaction timeline. Blakes also advised the Equinox Gold Board of its fiduciary duties in respect of the proposed transaction. BMO Capital Markets provided the Equinox Gold Board with a detailed analysis of the proposed transaction including: (i) an overview and perspectives on each of Equinox Gold and Orla; (ii) an overview of precedent transactions for precious metals companies; (iii) the rationale for a proposed combination of the Parties, as well as the risks associated with the proposed transaction and the mitigating factors; (iv) various perspectives on Post-Arrangement Equinox Gold including production, operating cost, growth and leverage profile. Management and advisors responded to various questions from the Equinox Gold Board. Following the meeting, Messrs. Jeannes and Simpson, on behalf of Orla met with Messrs. Beaty and Hall to discuss the proposed business combination, focusing on feedback from the reciprocal site visits and roles and responsibilities moving forward, including with respect to leadership structure and board composition.

Based on the preliminary information presented, the Equinox Gold Board indicated to management that it was supportive of continued evaluation of the proposed transaction with Orla and would review the opportunity further at its next meeting.

During the following week, the parties, along with their respective legal advisors, continued to negotiate and exchange drafts of the definitive documents.

On May 7, 9 and 10, 2026, Mr. Jeannes had several calls with Mr. Beaty, Mr. Blayne Johnson and Mr. Doug Forster regarding leadership roles within Post-Arrangement Equinox Gold.

On May 11, 2026, Messrs. Jeannes, Lassonde, Beaty, Johnson, Forster, and Hall held a virtual meeting with respect to leadership structure and board composition of Post-Arrangement Equinox Gold.

On May 12, 2026, after the close of trading on the TSX, Mr. Beaty, Mr. Hall and Ms. Dimitrov met with BMO Capital Markets to review market trading information for Equinox Gold Shares relative to Orla Shares. Following that meeting, Mr. Beaty and Mr. Jeannes met to discuss the Exchange Ratio and certain terms of the Arrangement Agreement. Mr. Beaty and Mr. Jeannes concluded on the Exchange Ratio of 1.00 Equinox Gold Share and $0.0001 in cash for each Orla Share, subject to negotiation of the remaining deal terms.

On May 12, 2026, the Equinox Gold Board met to consider the merits of the Arrangement and final terms and conditions of the Arrangement Agreement, including the Termination Fee, the Exchange Ratio and the other proposed terms of the Arrangement Agreement and Plan of Arrangement. In conjunction with this meeting, Equinox Gold management presented their final conclusions and analyses of the Arrangement and received final reports as to the results of financial and legal

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due diligence. At this meeting, each of BMO Capital Markets and CIBC World Markets delivered presentations to the Equinox Gold Board on the work undertaken and the methodologies considered for the purposes of preparing the BMO Fairness Opinion and the CIBC Fairness Opinion, respectively, and provided oral fairness opinions, subsequently confirmed in writing, that as of May 12, 2026, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. The Equinox Gold Board received advice from Blakes regarding their fiduciary duties, the process of negotiating the Arrangement Agreement and the related transaction documents, and a summary of the final terms and conditions of the Arrangement.

Following receipt of the oral BMO Fairness Opinion, the oral CIBC Fairness Opinion, and advice from legal counsel, the Equinox Gold Board deliberated and considered the proposed terms and conditions of the Arrangement, including the financial terms, the Termination Fee and the Expense Reimbursement. After deliberations, the Equinox Gold Board unanimously determined that the Arrangement was in the best interests of Equinox Gold and unanimously authorized Equinox Gold to enter into the Arrangement Agreement, the Orla Voting Support Agreements and related matters.

Through the evening of May 12, 2026, management of Equinox Gold and Orla, along with their respective financial and legal advisors, worked to finalize the terms of the Arrangement Agreement, the Plan of Arrangement, and the documents related thereto, following which the Arrangement Agreement, the Equinox Gold Voting Support Agreements and the Orla Voting Support Agreements were executed and delivered. Equinox Gold and Orla jointly announced the Arrangement on May 13, 2026.

Reasons for the Arrangement

In the course of its evaluation of the Arrangement and in reaching the Equinox Gold Board Recommendation, the Equinox Gold Board consulted with the Company’s senior management, its financial advisors and its legal counsel, and considered a number of strategic, financial and operational factors and potential benefits and risks of the Arrangement, including, without limitation, those listed below, in light of the Equinox Gold Board’s knowledge of the business, financial condition and prospects of Equinox Gold.

Equinox Gold’s Board concluded that the Arrangement is expected to accelerate the achievement of the Company’s growth objectives, support a potential market re-rating and enhance value for Equinox Gold Shareholders relative to a standalone strategy.

The following is a summary of certain primary factors considered and relied upon by the Equinox Gold Board in reaching its unanimous recommendation that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution:

•

Creation of North America’s new senior gold producer. Combining Equinox Gold and Orla will create a senior gold producer with 1.1 million ounces of expected annual gold production from a highly complementary portfolio of six North American mines, underpinned by a significant endowment of approximately 23 million ounces of Proven & Probable Mineral Reserves and an additional 25 million ounces of Measured & Indicated Mineral Resources.[8]

•

Peer-leading growth profile to more than 1.9 million ounces annually. Combining the companies’ growth pipelines creates a clear path to more than 800,000 ounces[9] of near-term gold production growth from North American assets, both enhancing and accelerating Equinox Gold’s growth potential.

•

Second largest producer of Canadian gold. Equinox Gold’s Greenstone Mine in Ontario and Valentine Mine in Newfoundland & Labrador, and Orla’s Musselwhite Mine in Ontario, are expected to collectively produce 685,000

[8]	See Note to U.S. Shareholders and Forward-Looking Information.
[9]

Anticipated production growth is expected from the execution of Valentine Phase 2 expansion (Canada) and the development of Castle Mountain Mine (U.S.), South Railroad Complex (U.S.), Los Filos expansion project (Mexico) and Camino Rojo underground project (Mexico) and operating in line with expectations outlined in current technical reports, which technical reports are available under the respective SEDAR+ profiles of Equinox Gold (in the case of Valentine, Castle Mountain and Los Filos) and Orla (in the case of South Railroad and Camino Rojo).

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ounces of gold in 2026[10], with significant potential for production growth and mine life extension from expansion and exploration upside, resulting in significant production from a market-preferred, low-risk jurisdiction.

•

Enhanced scale and diversification while maintaining jurisdictional simplicity. Equinox Gold and Orla have highly complementary asset portfolios in Canada, the U.S. and Mexico, allowing the shareholders of each company to participate in accelerated production growth milestones while maintaining a tier-one North American jurisdictional profile.

•

Substantial free cash flow generation and robust financial position. Post-Arrangement Equinox Gold will have a substantial free cash flow[11],[12] profile based on analyst consensus estimates, and substantial total available liquidity[13] to drive growth and continued shareholder returns while maintaining financial flexibility.

•

Leadership from an industry leading team of mine builders and operators. Post-Arrangement Equinox Gold will benefit from an experienced leadership team with a proven track record of shareholder value creation, supported by a Post-Arrangement Equinox Gold Board chaired by Charles Jeannes and the ongoing involvement of Ross Beaty, and a shared commitment to operational excellence, disciplined capital allocation and responsible mining.

•

Diversified portfolio offers enhanced scale and optionality. Six producing assets and four growth projects across four North American countries provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside, and longer-term optionality.

•	Improved capital markets profile. Increased scale and liquidity for investors.

•

Enhanced capital markets profile and significant re-rating potential. Post-Arrangement Equinox Gold is expected to offer advantages that neither company could achieve on a standalone basis, including increased scale, a lower risk investment profile, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and stronger free cash flow, supporting significant re-rating potential.

•

Participation by both companies’ shareholders in the combined operations and growth projects. Through ownership of Equinox Gold Shares, both companies’ shareholders will continue to participate in the opportunities associated with Post-Arrangement Equinox Gold’s operating assets and growth properties, and will benefit from a lower cost of capital and lower risk profile for the business. Following completion of the Arrangement, assuming that: (i) there are no Dissenting Orla Shareholders; and (ii) prior to the Effective Date, (a) no additional Equinox Gold security-based compensation awards are issued; and (b) no additional Orla Shares or Orla Convertible Securities are issued, existing Equinox Gold Shareholders will hold approximately 67% and former Orla Shareholders will own approximately 33% of the issued and outstanding Equinox Gold Shares on a fully diluted in-the-money basis.

•

Complementary North American platform. The combination of two strong teams and complementary North American operating platforms is expected to enhance operational efficiency and support continued execution across the combined portfolio.

•

Support of directors and officers. The Arrangement is supported by each of the directors and senior officers of Equinox Gold, who collectively hold approximately 32,165,734 Equinox Gold Shares or 4.1% of the issued and outstanding

[10]

Mid-point of Equinox Gold’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the news release of Equinox Gold dated January 14, 2026 and the news release of Orla dated January 20, 2026, respectively.

[11]

Approximately 280,000 ounces from Los Filos (LOM average production potential with construction of a carbon-in-leach plant and development of Bermejal underground mine based on 2022 feasibility study) and Camino Rojo underground (first 10-year average annual production based on February 2026 technical study).

[12]

Free cash flow is a non-IFRS measure, which are measures with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. See Non-IFRS Financial Measures.

[13]

Liquidity is a non-IFRS measure, which are measures with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. See Non-IFRS Financial Measures.

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Equinox Gold Shares as at the Record Date and have agreed to vote such Equinox Gold Shares in favour of the Share Issuance Resolution (as defined below) at the Meeting. In addition, each of the directors and executive officers of Orla, and certain significant shareholders of Orla, who collectively hold 99,060,265 Orla Shares or approximately 26.4% of the issued and outstanding Orla Shares as of the Record Date, have agreed to vote such Orla Shares in favour of the Arrangement at a special meeting of Orla Shareholders. See “Voting Support Agreements”.

•

Negotiated transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Equinox Gold Board.

•

Other factors. The Equinox Gold Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Equinox Gold and Orla in the metals and mining industry, information concerning mineral reserve and mineral resource estimates, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of Equinox Gold and Orla and the historical trading prices of Equinox Gold Shares and Orla Shares, taking into account the results of Equinox Gold’s due diligence review of Orla and its properties.

•

Fairness opinions. Equinox Gold engaged BMO Capital Markets as a financial advisor and to deliver a fairness opinion with respect to the fairness of the Consideration to be provided by Equinox Gold pursuant to the Arrangement, the full text of which is attached as “Schedule “C” – BMO Fairness Opinion” to this Circular. Equinox Gold also engaged CIBC World Markets to deliver a fairness opinion with respect to the fairness of the Exchange Ratio to be provided by Equinox Gold pursuant to the Arrangement, the full text of which is attached as “Schedule “E”– CIBC Fairness Opinion” to this Circular. The Equinox Gold Board considered the BMO Fairness Opinion and the CIBC Fairness Opinion to the effect that, as of May 12, 2026, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox Gold. See “Background to the Arrangement & Recommendations – Financial Advisors – BMO Fairness Opinion” and “Background to the Arrangement & Recommendations – Financial Advisors – CIBC Fairness Opinion”.

Equinox Gold’s Board believes the Arrangement provides Equinox Gold Shareholders with continued participation in a larger, more liquid North American gold producer with a broader asset base, enhanced free cash flow14 profile, and improved capital allocation flexibility. In assessing the Arrangement, the Equinox Gold Board weighed the issuance of new Equinox Gold Shares against the expected contribution from Orla’s producing and development assets, the financial capacity of the combined company, and the enhanced potential from the combined organic growth pipeline.

The Equinox Gold Board also considered that, immediately following completion of the Arrangement, current Equinox Gold Shareholders and former Orla Shareholders are expected to own approximately 67% and 33% of the outstanding Equinox Gold Shares on a fully diluted in-the-money basis, respectively, fairly reflecting each party’s relative contribution to key valuation metrics of Post-Arrangement Equinox Gold.

In evaluating the Arrangement, the Equinox Gold Board considered alternatives reasonably available to the Company, including continuing as a standalone company, pursuing organic growth and development opportunities, and other strategic opportunities. After considering the expected benefits, risks, timing, execution requirements and relative certainty of these alternatives, the Equinox Gold Board concluded that the Arrangement is in the best interest of Equinox Gold.

The Equinox Gold Board considered the results of Equinox Gold’s due diligence review of Orla, including its material assets and projects. Equinox Gold’s management, with assistance from outside financial, technical and legal advisors, completed

[14]

Free cash flow is a non-IFRS measure, which are measures with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. See Non-IFRS Financial Measures.

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a detailed review that included site visits to the Musselwhite Mine and the Camino Rojo Mine. Based on that review, the Equinox Gold Board considered Orla’s asset quality, operating profile and meaningful exploration and production upside.

In the course of its deliberations, the Equinox Gold Board also considered the various procedural safeguards designed to protect the interests of Equinox Gold and Equinox Gold Shareholders, including:

•

Equinox Gold Shareholder approval. The Share Issuance Resolution must be approved by a simple majority of the votes cast on the Share Issuance Resolution by Equinox Gold Shareholders, being all votes cast by Equinox Gold Shareholders and duly appointed proxyholders in person at, or by proxy prior to, the Meeting. See “The Arrangement – Required Approvals – Shareholder Approvals”.

•

Deal protections and right to match. The Arrangement Agreement contains customary non-solicitation covenants restricting Orla’s ability to solicit alternative transactions and provides Equinox Gold with the right to match any unsolicited Acquisition Proposal that constitute a Superior Proposal prior to the approval of the Share Issuance Resolution and the Acquisition Proposal Resolution by Equinox Gold Shareholders and Orla Shareholders, respectively. In addition, the Equinox Gold Board considered the amount of the Termination Fee payable to Equinox Gold in certain circumstances, including where Orla terminates the Arrangement Agreement in response to a Superior Proposal, to be reasonable in the circumstances. See “The Arrangement Agreement – Non-Solicitation Covenants and Right to Match” and “The Arrangement Agreement – Expenses and Termination Fees”.

The Equinox Gold Board also considered a number of potential risks in respect of the Arrangement, including:

•

Risk of non-completion. The risks to Equinox Gold if the Arrangement is not completed, including the costs to Equinox Gold in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement.

•	Termination rights. The right of Orla to terminate the Arrangement Agreement under certain limited circumstances.

•

Required approvals. The potential risk of not obtaining certain approvals required to complete the Arrangement, including from the Court, Orla Shareholders, Equinox Gold Shareholders or the Key Regulatory Approvals.

•	Termination fee. The Termination Fee that may become payable to Orla in certain circumstances, including if Equinox Gold enters into an agreement with a third party in respect of a Superior Proposal.

•

Foreign country and political risk. Although the Arrangement does not introduce Equinox Gold to new foreign jurisdictions, it may increase Equinox Gold’s exposure to risks associated with operations and projects in foreign jurisdictions where it already operates, including political and economic instability, changes in laws and regulations, permitting and regulatory matters, existing or future investigations, proceedings, claims and any relating remediation obligations.

Equinox Gold’s Board considered market reaction following announcement of the Arrangement, including the trading performance of Equinox Gold Shares and Orla Shares relative to broader commodity and gold equity market conditions, as one factor among the broader strategic, financial, operational and execution considerations described in this Circular. The Equinox Gold Board did not view short-term trading performance as determinative of the long-term merits of the Arrangement.

The Equinox Gold Board recognized that there may be additional risks associated with the Arrangement that are not presently known, and that such risks may arise following completion of the Arrangement. The Equinox Gold Board determined that the depth of experience and operational capabilities of Equinox Gold’s management team position Equinox Gold to effectively identify, navigate, and address any such risks. The Equinox Gold Board concluded that the anticipated

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benefits of the Arrangement to Post-Arrangement Equinox Gold and to Equinox Gold Shareholders outweigh such known and potential risks.

Equinox Gold Board’s reasons for recommending the Arrangement include certain assumptions relating to Forward-looking Information, and such information and assumptions are subject to various risks. See “General Matters – Forward-Looking Information” and “Risk Factors” in this Circular.

The information and factors described above and considered by the Equinox Gold Board in reaching the Equinox Gold Board Recommendation are not intended to be exhaustive, but include material factors considered by the Equinox Gold Board. In its evaluation of the Arrangement and in reaching the Equinox Gold Board Recommendation, the Equinox Gold Board did not quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have assigned different weightings to different factors.

Exchange Ratio Consideration

Equinox Gold’s Board and management team believe that Post-Arrangement Equinox Gold is expected to deliver greater value to Equinox Gold Shareholders across a number of metrics than could be achieved on a standalone basis. In reaching its determination, the Equinox Gold Board considered, among other things, the Exchange Ratio of 1.00 Equinox Gold Share for each Orla Share and the relative trading prices of Equinox Gold Shares compared to Orla Shares on the TSX over recent periods.

The Equinox Gold Board also reviewed the relative contributions of Equinox Gold and Orla to the Post-Arrangement Equinox Gold portfolio, including metrics such as current production, operating margins and cash flow, exploration upside, and potential for future production growth, in determining whether the Exchange Ratio is fair, from a financial point of view, to Equinox Gold.

The Equinox Gold Board considered the implied premium of the Exchange Ratio compared to a range of pricing time periods for the Equinox Gold Shares and Orla Shares as at May 12, 2026.

Implied Premiums

Spot	2.6%

5-Day VWAP	0.9%

20-Day VWAP	1.4%

30-Day VWAP	(3.3)%

BMO Fairness Opinion

The Company retained BMO Capital Markets to deliver an opinion to the Equinox Gold Board as to whether the Exchange Ratio is fair, from a financial point of view, to the Company. In connection with its engagement, BMO Capital Markets reviewed and analyzed information relating to the business, operations, financial performance and prospects of Equinox Gold and Orla, as well as the industry in which they operate. In addition, BMO Capital Markets reviewed financial, market and industry information and conducted such other analyses as it determined relevant and appropriate in the circumstances.

On May 12, 2026, BMO Capital Markets delivered its oral opinion to the Equinox Gold Board, and subsequently confirmed in writing, to the effect that as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox Gold.

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The full text of the BMO Fairness Opinion, setting out among other things, the assumptions made, matters considered, information reviewed and limitations and qualifications on the review undertaken by BMO Capital Markets in connection with the BMO Fairness Opinion, is attached as “Schedule “C”– BMO Fairness Opinion” to this Circular. The summary of the BMO Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the BMO Fairness Opinion. Equinox Gold Shareholders are encouraged to review the BMO Fairness Opinion carefully and in its entirety.

Pursuant to its engagement letter with BMO Capital Markets, Equinox Gold has agreed to pay BMO Capital Markets fees for its services as financial advisor (a substantial portion of which is contingent on the successful completion of the Arrangement), including a fixed fee for the BMO Fairness Opinion (which is not contingent on the substance of or conclusions reached in the BMO Fairness Opinion or the completion of the Arrangement). The Company has also agreed to reimburse BMO Capital Markets for its reasonable expenses incurred in connection with its services and to indemnify BMO Capital Markets against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the BMO Fairness Opinion.

The BMO Fairness Opinion is not a recommendation to any Equinox Gold Shareholder as to how to vote or act on any matter relating to the Arrangement. The BMO Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement.

The Equinox Gold Board did not rely on any single methodology in isolation, but considered the BMO Capital Markets analysis in light of the strategic, operational and execution factors described in this Circular. The BMO Fairness Opinion is only one factor that was taken into consideration by the Equinox Gold Board in making its determination to recommend that the Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution. See “Background to the Arrangement & Recommendations – Reasons for the Arrangement”.

CIBC Fairness Opinion

The Company retained CIBC World Markets to deliver an opinion to the Equinox Gold Board as to whether the Exchange Ratio is fair, from a financial point of view, to the Company. In connection with its engagement, CIBC World Markets reviewed and analyzed information relating to the business, operations, financial performance and prospects of Equinox Gold and Orla, as well as the industry in which they operate. In addition, CIBC World Markets reviewed financial, market and industry information and conducted such other analyses as it determined relevant and appropriate in the circumstances.

CIBC World Markets also reviewed the relative contributions of Equinox Gold and Orla to the Post-Arrangement Equinox Gold portfolio, including metrics such as current production, operating margins and cash flow, exploration upside, and potential for future production growth, in determining whether the Exchange Ratio is fair, from a financial point of view, to Equinox Gold.

On May 12, 2026, CIBC World Markets delivered its oral opinion to the Equinox Gold Board, and subsequently confirmed in writing, to the effect that as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox Gold.

The full text of the CIBC Fairness Opinion, setting out among other things, the assumptions made, matters considered, information reviewed and limitations and qualifications on the review undertaken by CIBC World Markets in connection with the CIBC Fairness Opinion, is attached as “Schedule “E”– CIBC Fairness Opinion” to this Circular. The summary of the CIBC Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the CIBC Fairness Opinion. Equinox Gold Shareholders are encouraged to review the CIBC Fairness Opinion carefully and in its entirety.

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Pursuant to its engagement letter with CIBC World Markets, Equinox Gold has agreed to pay CIBC World Markets fees for its services as financial advisor, including a fixed fee for the CIBC Fairness Opinion (which is not contingent on the substance of or conclusions reached in the CIBC Fairness Opinion or the completion of the Arrangement). The Company has also agreed to reimburse CIBC World Markets for its reasonable expenses incurred in connection with its services and to indemnify CIBC World Markets against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the CIBC Fairness Opinion.

The CIBC Fairness Opinion is not a recommendation to any Equinox Gold Shareholder as to how to vote or act on any matter relating to the Arrangement. The CIBC Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement.

The Equinox Gold Board did not rely on any single methodology in isolation in making its recommendation, but considered the CIBC World Markets analysis in light of the strategic, operational and execution factors described in this Circular. The CIBC Fairness Opinion is only one factor that was taken into consideration by the Equinox Gold Board in making its determination to recommend that the Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution. See “Background to the Arrangement & Recommendations – Reasons for the Arrangement”.

Recommendation of the Board

The Equinox Gold Board, after careful consideration, including a thorough review of the Arrangement Agreement and after receiving the oral fairness opinions of BMO Capital Markets and CIBC World Markets delivered to the Equinox Gold Board (which were subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed in this Circular, has unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Equinox Gold; (ii) determined that the Consideration is fair to Equinox Gold; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that Equinox Gold Shareholders vote in favour of the Share Issuance Resolution (collectively, the Equinox Gold Board Recommendation). See “Background to the Arrangement & Recommendations – Reasons for the Arrangement”, “Risk Factors” and “Schedule “C”– BMO Fairness Opinion” and “Schedule “E”– CIBC Fairness Opinion”.

THE ARRANGEMENT

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(i)	the Arrangement Resolution must be approved by 66 2/3% of Orla Shareholders at the Orla Meeting in the manner required by the Interim Order and applicable Laws;

(ii)	the Share Issuance Resolution must be approved by a simple majority of Equinox Gold Shareholders at the Meeting in the manner required by applicable Laws;

(iii)	the Arrangement must be approved by the Court;

(iv)	all conditions precedent to the Arrangement set forth in the Arrangement Agreement, including that all Key Regulatory Approvals are obtained, must be satisfied or waived by the appropriate Party; and

(v)	the Final Order and related documents, in the form prescribed by the CBCA, must be filed with the Director.

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There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all. See “Risk Factors – Risk Factors Relating to the Arrangement”.

Effects of the Arrangement

General

The purpose of the Arrangement is to effect the business combination of Equinox Gold and Orla through the acquisition by Equinox Gold of all the issued and outstanding Orla Shares. The Arrangement will be implemented by way of a Court-approved Plan of Arrangement under the CBCA in accordance with the terms of the Arrangement Agreement. For a detailed description of the steps that will occur under the Plan of Arrangement on the Effective Date, assuming all conditions to the implementation of the Arrangement have been satisfied or waived, please see the full text of the Plan of Arrangement attached as “Schedule “B” – Plan of Arrangement” to this Circular.

The Arrangement will result in the issuance of:

•

1.00 Equinox Gold Share and a cash payment of $0.0001 to each Orla Shareholder (excluding Dissenting Orla Shareholders) for each Orla Share held immediately prior to the Effective Time (which includes Orla Shares resulting from the settlement of all issued and outstanding Orla RSUs and Orla DSUs into Orla Shares immediately prior to such exchange); and

•	cash payments by Orla, upon the vesting and settlement of all Orla PSUs outstanding immediately prior to the Effective Time.

In addition, the Company expects to issue additional Equinox Gold Shares following completion of the Arrangement upon the exercise, conversion or settlement of the Orla Convertible Securities, as applicable.

No fractional Equinox Gold Shares will be issued in connection with the Arrangement. Instead, in the event that a former Orla Shareholder would otherwise be entitled to a fractional Consideration Share or a fraction of an Equinox Gold Share on any particular exercise, conversion or settlement of an Orla Convertible Security, as applicable, the number of Equinox Gold Shares to be issued to such Orla Shareholder will be rounded down to the nearest whole Equinox Gold Share, without additional compensation.

The issuance of the Equinox Gold Shares pursuant to the Arrangement, and the Arrangement itself, will not result in a material impact on the control or direction over Equinox Gold.

The adjustment of Orla Options, Orla Warrants and Orla Notes pursuant to the Arrangement is intended to preserve the economic position of holders of those securities in connection with the Arrangement and does not provide for superior voting rights or a new equity compensation plan for Equinox Gold Shareholders to approve at the Meeting.

Orla Shares

Under the terms of the Arrangement, each Orla Share outstanding at the Effective Time (other than Orla Shares held by Dissenting Orla Shareholders) will be deemed to be transferred to the Company in exchange for the Consideration. The Exchange Ratio implies a consideration of approximately C$20.28 (or $14.80) per Orla Share based on the closing price of the Equinox Gold Shares of C$20.28 on the TSX and $14.80 on the NYSE American on May 12, 2026 (being the last trading day prior to the announcement of the Arrangement).

Each Orla Share held by Dissenting Orla Shareholders will be deemed to have been transferred to Orla (free and clear of any encumbrances), without any further act or formality, and such Dissenting Orla Shareholders will cease to have any rights as an Orla Shareholder other than the right to be paid the fair value for their Orla Shares by Orla.

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As at the Record Date there were 375,312,739 Orla Shares outstanding. Accordingly, it is expected that 377,029,979 Equinox Gold Shares will be issuable as a portion of the Consideration for the Orla Shares, assuming: (i) there are no Dissenting Orla Shareholders; (ii) no additional Orla Shares are issued prior to the Effective Date; and (iii) settlement of all Orla RSUs and Orla DSUs outstanding as at the Effective Time.

The Plan of Arrangement provides that Orla Shares not deposited together with a duly completed Letter of Transmittal and all other required documents on or before the sixth anniversary of the Effective Date will be automatically cancelled without any repayment of capital in respect thereof.

Orla RSUs and Orla DSUs

All Orla RSUs and Orla DSUs outstanding will be deemed to be fully vested and settled immediately prior to the Effective Time by Orla in Orla Shares in accordance with the terms of the Orla RSU Plan and the Orla DSU Plan, respectively. Pursuant to the Arrangement the Orla Shares issued for each Orla RSU and Orla DSU prior to the Effective Time will then be exchanged for the Consideration.

As at the Record Date there were an aggregate of 837,219 issued and outstanding Orla RSUs and 880,021 issued and outstanding Orla DSUs. Accordingly, Equinox Gold has determined to seek approval for up to an aggregate of 1,717,240 Equinox Gold Shares to be issued as Consideration Shares for such Orla RSUs and Orla DSUs.

Orla PSUs

All Orla PSUs outstanding immediately prior to the Effective Time, will be deemed to be fully vested with a “Performance Percentage” (as provided for under the Orla PSU Plan) of 100%, and will be transferred to Orla and exchanged for a cash payment to be paid by Orla to holders of such Orla PSUs, net of applicable withholding taxes.

Orla Options

Pursuant to the Plan of Arrangement, each Orla Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately vest to the fullest extent and will remain outstanding in accordance with the terms of the Orla Stock Option Plan. Following the Effective Time, upon exercise of an Orla Option, such Orla Option shall entitle the holder to receive such number of Equinox Gold Shares equal to the product of: (i) the number of Orla Shares subject to such Orla Options immediately prior to the Effective Time; multiplied by (ii) the Exchange Ratio.

The exercise price per Equinox Gold Share subject to an Orla Option shall be an amount equal to the quotient of: (i) the exercise price per Orla Share subject to each such Orla Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Orla Options shall be rounded up to the nearest whole cent.

Orla Options shall be exercisable until the original applicable expiry date of such Orla Options, except that the term of any Orla Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox Gold following 30 days after the Effective Date shall be the lesser of (i) the current expiry date of the Orla Option; and (ii) the date that is 12 months following the Effective Date, provided that in no case shall the term of an Orla Option exceed the maximum term allowable by the TSX.

Holders of Orla Options will be advised that securities issuable upon the exercise of the Orla Options in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the 1933 Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the 1933 Act and applicable state securities Laws. As necessary, the Company will register the Equinox Gold Shares issuable upon exercise of the Orla Options with the SEC under the 1933 Act on Form S-8 or another applicable

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form, and use its reasonable efforts to maintain the effectiveness of such registration statement for as long as any Orla Options remain outstanding.

As at the Record Date, there were 1,995,044 Orla Options issued and outstanding. As such, based upon the Exchange Ratio, up to 1,995,044 Equinox Gold Shares may be issued either: (i) in exchange for Orla Options exercised for Orla Shares prior to the Effective Time pursuant to which such holder will then receive the Consideration; or (ii) upon exercise of an Orla Option following the Effective Time.

Other Orla Convertible Securities

Orla Notes

In accordance with the terms of the Orla Notes, following completion of the Arrangement, each Orla Note will be convertible for the Consideration that the holder would have been entitled to receive under the Arrangement had the holder converted such Orla Note immediately prior to the Effective Time. Such Consideration will be issued in lieu of the Orla Shares otherwise issuable upon conversion of the Orla Note and for the same aggregate consideration payable upon such conversion.

Each Orla Note shall continue to be governed by and be subject to the terms of the applicable Orla Note certificate, subject to any supplemental exercise documents issued by Equinox Gold to holders of Orla Notes to facilitate the exercise of the Orla Notes and the payment of the corresponding portion of the exercise price thereof. Holders of Orla Notes will be advised that securities issuable upon the exercise of the Orla Notes in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the 1933 Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the 1933 Act and applicable state securities Laws, if any.

As at the Record Date, there were Orla Notes in the aggregate principal amount of $17.3 million issued and outstanding, which are convertible into 3,065,819 Orla Shares. As such, based upon the Exchange Ratio, up to 3,065,819 Equinox Gold Shares are expected to be issued on conversion of the Orla Notes following the Effective Time.

Orla Warrants

In accordance with the terms of the Orla Warrants, following completion of the Arrangement, each Orla Warrant will be convertible for the Consideration that the holder would have been entitled to receive under the Arrangement had the holder converted such Orla Warrant immediately prior to the Effective Time. Such Consideration will be issued in lieu of the Orla Shares otherwise issuable upon conversion of the Orla Warrant and for the same aggregate consideration payable upon such conversion.

Each Orla Warrant shall continue to be governed by and be subject to the terms of the applicable Orla Warrant certificate, subject to any supplemental exercise documents issued by Equinox Gold to Orla Warrantholders to facilitate the exercise of the Orla Warrants and the payment of the corresponding portion of the exercise price thereof. Orla Warrantholders will be advised that securities issuable upon the exercise of the Orla Warrants in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the 1933 Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the 1933 Act and applicable state securities Laws, if any.

As at the Record Date, there were 30,909,528 Orla Warrants issued and outstanding, which are exercisable for 30,909,528 Orla Shares. As such, based upon the Exchange Ratio, up to 30,909,528 Equinox Gold Shares are expected to be issued upon exercise of the Orla Warrants following the Effective Time.

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Orla Bonus Shares

Notwithstanding the terms of the Orla Bonus Share Agreement, the Orla Bonus Shares outstanding immediately prior to the Effective Time shall not settle in accordance with the terms of the Orla Bonus Share Agreement on the occurrence of a Change of Control (as such term is defined in the Orla Bonus Share Agreement) but shall be settled on the date that the holder, Mr. Jeannes, ceases to act as a director of Equinox Gold. The holder will be entitled to receive the Consideration that the holder would have been entitled to receive under the Arrangement, had the Orla Bonus Shares been settled immediately prior to the Effective Time.

The holder will be advised that securities issuable upon the settlement of the Orla Bonus Shares in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

As at the Record Date, there were 500,000 Orla Bonus Shares issued and outstanding, entitling the holder to receive 500,000 Orla Shares. As such, based upon the Exchange Ratio, up to 500,000 Equinox Gold Shares are expected to be issued on the date that the holder ceases to act as a director of Equinox Gold.

Equinox Gold Shares

As at the Record Date, there were 789,157,839 Equinox Gold Shares outstanding and 375,312,739 Orla Shares outstanding. The Share Issuance Resolution authorizes Equinox Gold to issue up to an aggregate of 421,770,377 Equinox Gold Shares (representing approximately 53.4% of the current issued and outstanding Equinox Gold Shares as of the Record Date (on a non-diluted basis)), consisting of up to (i) 377,029,979 Equinox Gold Shares to be issued to Orla Shareholders at the Effective Time (other than Dissenting Orla Shareholders) in exchange for their Orla Shares (which includes estimated Orla Shares resulting from the settlement of all issued and outstanding Orla RSUs and Orla DSUs into Orla Shares immediately prior to such exchange), (ii) 36,470,391 Equinox Gold Shares issuable following the Effective Time on the exercise, conversion or settlement of Orla Options, Orla Notes, Orla Warrants and Orla Bonus Shares, and (iii) 8,270,007 Equinox Gold Shares as a 2% buffer of the foregoing amounts to account for clerical and administrative matters.

In addition, the Company expects to issue additional Equinox Gold Shares following completion of the Arrangement upon the exercise, conversion or settlement of the Orla Convertible Securities, as applicable.

As described above, the actual number of Equinox Gold Shares that will be issued on the Effective Date will depend on the number of Orla Shares issued and outstanding on the Effective Date. Equinox Gold anticipates that immediately following the completion of the Arrangement, current Equinox Gold Shareholders and former Orla Shareholders will own approximately 67% and 33% of the outstanding Equinox Gold Shares on a fully diluted in-the-money basis, respectively, assuming that: (i) there are no Dissenting Orla Shareholders; and (ii) prior to the Effective Date, (a) no additional Equinox Gold security-based compensation awards are issued; and (b) no additional Orla Shares or Orla Convertible Securities are issued.

The Share Issuance Resolution is limited to the issuance of Equinox Gold Shares in connection with the Arrangement, including the issuance of (i) Equinox Gold Shares as consideration for Orla Shares (including Orla Shares issued upon settlement of certain Orla Convertible Securities to be settled for Orla Shares at the effective time of the Arrangement), and (ii) any Equinox Gold Shares issuable in connection with the exercise or settlement of certain Orla Convertible Securities adjusted to be exercisable or settled for Equinox Gold Shares following the effective time of the Arrangement as contemplated by the Plan of Arrangement. The Share Issuance Resolution does not authorize a new class of shares, superior voting rights, or a discretionary financing unrelated to the Arrangement.

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Plan of Arrangement

The Plan of Arrangement sets out the steps and actions by which the Arrangement will be effected. The following is a summary only of the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as “Schedule “B” – Plan of Arrangement” to this Circular.

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following will occur and will be deemed to occur in the following order without any further authorization, act or formality:

(a)

each Orla RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent and shall settle in Orla Shares. Such Orla Shares shall be exchanged for the Consideration pursuant to the Plan of Arrangement, and each such Orla RSU shall be immediately cancelled by Orla and the holders of such Orla RSUs shall cease to be holders thereof and to have any rights as holders of Orla RSUs;

(b)

each Orla DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent and shall settle in Orla Shares. Such Orla Shares shall be exchanged for the Consideration pursuant to the Plan of Arrangement, and each such Orla DSU shall be immediately cancelled by Orla and the holders of such Orla DSUs shall cease to be holders thereof and to have any rights as holders of Orla DSUs;

(c)

each Orla PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested with a “Performance Percentage” (as provided for under the Orla PSU Plan) of 100% transferred by the holder thereof to Orla and cancelled by Orla in exchange for a cash payment by Orla (using Orla’s own funds not funds directly or indirectly provided by Equinox Gold or its affiliates) equal to the amount of the Market Price (as defined in the Orla PSU Plan);

(d)

immediately prior to the exchange set forth in the Plan of Arrangement, each Orla Share held by a Dissenting Orla Shareholder shall be transferred by the holder thereof, without any further act or formality on its part, to Orla and cancelled, and Orla shall thereupon be obligated to pay the amount therefor determined and payable in accordance with the Plan of Arrangement. Such Dissenting Orla Shareholder shall cease to be the holder of such Dissent Share and to have any rights as an Orla Shareholder other than the right to be paid the fair value by Orla for such Orla Shares;

(e)

each outstanding Orla Share (excluding any Dissent Share or any Orla Shares held by Equinox Gold or its affiliates, but including any Orla Shares issued pursuant to the Plan of Arrangement) shall be deemed to be transferred and assigned by the holder thereof, without further act or formality on its part, to Equinox Gold in exchange for the Consideration, and each holder of such Orla Shares shall cease to be the holder thereof and to have any rights as an Orla Shareholder other than the right to be paid the Consideration per Orla Share;

(f)

each Orla Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall fully vest, and such Orla Option shall remain outstanding in accordance with the terms of the Orla Stock Option Plan. Following the Effective Time, upon exercise of such Orla Option, such Orla Option shall entitle the holder to receive, pursuant to the terms of the Orla Option and in accordance with the terms of the Orla Stock Option Plan, the number of Equinox Gold Shares equal to the product of: (i) the number of Orla Shares subject to such Orla Options immediately prior to the Effective Time; multiplied by (ii) the Exchange Ratio. The exercise price per Equinox Gold Share after the Effective Time shall be an amount equal to the quotient of: (i) the

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exercise price per Orla Share subject to each such Orla Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Orla Options shall be rounded up to the nearest whole cent. The Orla Option shall be exercisable until the original expiry date of the Orla Option, except that the term of any Orla Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox Gold following 30 days after the Effective Date shall be the lesser of (i) the current expiry date of the Orla Option; and (ii) the date that is 12 months following the Effective Date;

(g)

all Orla Shares held by Equinox Gold shall be, and shall be deemed to be, transferred to Acquiror Holdco in exchange for common shares in the capital of Acquiror Holdco (Acquiror Holdco Shares). Equinox Gold and Acquiror Holdco will jointly file an election under section 85 of the Tax Act with an agreed amount not exceeding the adjusted cost base (as defined in the Tax Act) of the Orla Shares transferred to Acquiror Holdco; and

(h)

on the date that is two Business Days after Orla files a valid T2067 election under subsection 89(1) of the Tax Act to cease to be a “public corporation” for purposes of the Tax Act, Acquiror Holdco and Orla shall amalgamate (the Amalgamation) to form one corporate entity with the same effect as if they were amalgamated under section 181 of the CBCA, except that the separate legal existence of Orla will not cease and Orla will survive the Amalgamation as Amalco.

No fractional Equinox Gold Shares will be issued in connection with the Plan of Arrangement. The number of Equinox Gold Shares to be issued will be rounded down to the nearest whole number of Equinox Gold Shares in the event that any person would otherwise be entitled to a fractional Equinox Gold Share.

Required Approvals

Shareholder Approvals

Equinox Gold Shareholder Approval

Pursuant to section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. At the Meeting, Equinox Gold Shareholders will be asked to approve the Share Issuance Resolution authorizing the issuance of up to 421,770,377 Equinox Gold Shares in connection with the Arrangement, representing approximately 53.4% of the 789,157,839 issued and outstanding Equinox Gold Shares as of the Record Date (on a non-diluted basis).

The full text of the Share Issuance Resolution is set out in “Schedule “A” – Share Issuance Resolution”. Also see “The Arrangement – Effects of the Arrangement”.

Accordingly, the TSX requires that the Share Issuance Resolution must be approved at the Meeting by a simple majority of the votes cast on the Share Issuance Resolution by Equinox Gold Shareholders, being all votes cast by Equinox Gold Shareholders and duly appointed proxyholders in person at, or by proxy prior to, the Meeting. If the Share Issuance Resolution is not approved by Equinox Gold Shareholders, the Company will not be able to satisfy the listing requirements of the TSX, and the Arrangement will not proceed.

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The TSX will generally not require further shareholder approval for the issuance of up to an additional 105,442,594 Equinox Gold Shares, such number being 25% of the number of Equinox Gold Shares approved by Equinox Gold Shareholders for the Arrangement. Any such additional Equinox Gold Shares would be issuable only in connection with the Arrangement and would rank equally with the existing Equinox Gold Shares. The Share Issuance Resolution does not authorize Equinox Gold to issue Equinox Gold Shares for purposes unrelated to the Arrangement without any approval that may otherwise be required under applicable Law or stock exchange rules.

Notwithstanding the approval of the Share Issuance Resolution by Equinox Gold Shareholders at the Meeting, the Share Issuance Resolution authorizes the Equinox Gold Board, without further notice to or approval of the Equinox Gold Shareholders, to elect not to proceed with the Arrangement, terminate the Arrangement Agreement in accordance with its terms or to revoke and not give effect to the Share Issuance Resolution.

Orla Shareholder Approval

It is a condition to completion of the Arrangement that the Arrangement Resolution be approved at the Orla Meeting.

Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved at the Orla Meeting by at least 66 2⁄3% of the votes cast by all Orla Shareholders present in person or represented by proxy and entitled to vote at the Orla Meeting.

Court Approvals

Interim Order

On June 19, 2026, the Court granted the Interim Order which provides for the calling, holding and conduct of the Orla Meeting and other procedural matters.

Final Order

The CBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement and the Interim Order, if the Share Issuance Resolution and the Arrangement Resolution are approved at the Meeting and the Orla Meeting, respectively, Orla intends to make an application to the Court for the Final Order.

The Court hearing in respect of the Final Order is expected to take place on July 28, 2026, at the courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Pacific Time), or as soon thereafter as counsel may be heard. The Court has broad discretion under the CBCA when making orders with respect to plans of arrangement. At the Final Order hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement, both from a substantive and a procedural point of view, and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, Equinox Gold or Orla may elect not to complete the Arrangement. There can be no assurance that the Court will approve the Arrangement.

Stock Exchange Listings

Orla is a reporting issuer under the Canadian Securities Laws of each province and territory of Canada. The Orla Shares are listed and posted for trading on the TSX under the symbol “OLA” and on the NYSE American under “ORLA”.

On May 12, 2026, the last trading day prior to announcement of the Arrangement, the closing price of the Orla Shares on the TSX was C$19.77 and on the NYSE American was $14.47. On June 15, 2026, the closing price of the Orla Shares on the TSX was C$15.82 and on the NYSE American was $11.20.

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As soon as practicable following completion of the Arrangement, Equinox Gold intends to apply to applicable Canadian Securities Regulators to have Orla cease to be a reporting issuer and to the TSX and NYSE American to have the Orla Shares delisted from the TSX and NYSE American, respectively.

Equinox Gold is a reporting issuer under the Canadian Securities Laws of each province and territory of Canada. The Equinox Gold Shares are listed on the TSX under the trading symbol “EQX” and on the NYSE American under the symbol “EQX”.

Equinox Gold has applied to list and post for trading the Consideration Shares on the TSX and NYSE American, and has received conditional approval from the TSX. It is a condition to completion of the Arrangement that the TSX will have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions, and that the NYSE American must have approved the listing of the Consideration Shares.

For information with respect to the trading history of the Orla Shares and Equinox Gold Shares, see “Price Range and Trading Volumes of Orla Shares” and “Market for Securities – Price Range and Trading Volumes of Equinox Gold Shares”, in “Schedule “H” – Information Concerning Orla” and “Schedule “G” – Information Concerning Equinox Gold” attached to this Circular, respectively.

Canadian Competition Approval

Part IX of the Competition Act requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (Notifiable Transaction). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to section 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired, has been terminated early or the appropriate waiver has been provided by the Commissioner.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act (Notification).

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective Notifications. The Parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to section 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction (Supplementary Information Request). In the event that the Commissioner provides the Parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. The Commissioner’s substantive assessment of a Notifiable Transaction may extend beyond the statutory waiting period.

In addition, or as an alternative to filing a Notification, the parties to a Notifiable Transaction may jointly apply to the Commissioner for an Advance Ruling Certificate or, in the event that the Commissioner is not prepared to issue an Advance Ruling Certificate, a No Action Letter. If the Commissioner issues an Advance Ruling Certificate or issues a No Action Letter and waives the parties’ obligation to provide a pre-merger notification in accordance with Part IX, the Parties are exempt from having to file a Notification.

As a general rule, the Commissioner may challenge a notified merger before the Competition Tribunal at any time before, or within one year following, its completion on the basis that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially (Competition Challenge). If the Competition Tribunal agrees with the Commissioner, it can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction already has been completed. The Commissioner is precluded from

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bringing a Competition Challenge solely on the basis of information that is the same or substantially as the information on the basis of which an Advance Ruling Certificate was issued, provided that the Notifiable Transaction was completed within one year after the Advance Ruling Certificate was issued. No such prohibition on bringing a Competition Challenge applies to the issuance of a No Action Letter.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must each file a Notification under Part IX of the Competition Act or obtain an Advance Ruling Certificate or a No Action Letter and a waiver.

Pursuant to the Arrangement Agreement, the Parties submitted a request for an Advance Ruling Certificate to the Commissioner on May 15, 2026. On June 1, 2026, the Commissioner issued a No Action Letter to the Parties and waived the obligation to file and, as such, the Canadian Competition Approval has been obtained.

Mexican CNA Approval

Pursuant to Mexican Antitrust Law, concentrations that satisfy applicable monetary thresholds trigger the obligation of economic agents to notify and obtain authorization from the CNA before the concentration is consummated. Transactions subject to CNA authorization that close prior to obtaining such authorization will have no legal effect and will be deemed null and void. Pursuant to the Arrangement Agreement, the authorization of the CNA is a mutual condition to the completion of the Arrangement.

The steps to obtain authorization from the CNA under Mexican Antitrust Law are substantially as follows:

(a)	The Parties must submit a pre-merger notice, together with all required accompanying documentation, to the CNA.

(b)

If, in the CNA’s discretion, the information delivered by the Parties is incomplete pursuant to the requirements set forth in Mexican Antitrust Law, the CNA may, within 10 business days following the filing, request any supplemental information or documentation that it deems necessary to conduct its analysis. The Parties will have 10 business days to submit such supplemental information to the CNA. Such 10 business day period may be extended by the Parties, upon approval of the CNA.

(c)

If the Parties fail to timely submit the information requested by the CNA, the CNA will declare, within 10 business days, that the pre-merger notice was not duly filed. Upon such declaration, the Parties must restart the notification process.

(d)

Once the filing is deemed to include all necessary documentation and information, the CNA may request, in its sole discretion, additional information within 15 business days to support its substantive assessment. The Parties must submit any additional information requested by the CNA within 15 business days following receipt of such request. This period may also be extended by the Parties and upon the approval of the CNA to provide additional time to file the requested information and documentation.

(e)

If the CNA believes that the Arrangement raises antitrust concerns, it must notify the Parties at least 10 business days prior to the date on which the matter will be listed for discussion by the Board of Commissioners of the CNA. The Parties must file a proposal to address such antitrust concerns within one business day following the date on which the matter is scheduled for discussion before the Board of Commissioners of the CNA.

(f)

Prior to issuing its decision, the CNA may request that the Parties submit proposed remedies or actions for its approval. In all cases, the proposed remedies or actions must be submitted during the review process, and

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the applicable time periods will restart as of the date the proposed mitigating actions are submitted to the CNA.

(g)

The CNA must issue its decision no later than 30 business days following the date on which both the initial submission and the relevant case file (including the Parties’ responses to all requests for information from the CNA and other supplementary information filed) are deemed complete and sufficient. In complex transactions, this period may be extended for an additional 20 business days. The CNA has discretion to request additional information and documentation, as often as it deems necessary, to complete its analysis.

(h)

If the CNA does not issue a formal decision within the 30 business day period, the transactions contemplated by the Arrangement Agreement will be deemed authorized. The CNA may authorize, object to or condition the transactions contemplated by the Arrangement Agreement on the completion of certain remedies or actions.

(i)

The clearance notice provided by the CNA authorizing the consummation of the transactions contemplated by the Arrangement Agreement will remain valid for six calendar months, which may be extended for an additional six calendar months upon request by the Parties. The Parties must inform the CNA of the closing of the transactions contemplated by the Arrangement Agreement within 30 business days.

On May 20, 2026, the Parties filed a pre-merger notification with the CNA in respect of the transactions contemplated by the Arrangement Agreement. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement by the CNA is ongoing and the Mexican CNA Approval required under the Arrangement Agreement has not yet been obtained. The Parties note that there may be changes to the above in accordance with reforms to the constitution and secondary laws that are being carried out in the Congress of Mexico.

Directors

Following completion of the Arrangement, the Post-Arrangement Equinox Gold Board will be chaired by Mr. Jeannes, the current Chair of the Orla Board, and will have 11 directors, comprising six directors from Equinox Gold and five directors from Orla. Ross Beaty, current Chair of the Equinox Gold Board, will assume the role of Chair Emeritus and special advisor to the Post-Arrangement Equinox Gold Board. See “Executive Officers and Directors of Post-Arrangement Equinox Gold – Directors” in “Schedule “I”– Information Concerning Post-Arrangement Equinox Gold” attached to this Circular.

Employment Matters

Pursuant to the Arrangement Agreement, the management team of Post-Arrangement Equinox Gold will include executives from both Equinox Gold and Orla. Darren Hall, Equinox Gold’s current Chief Executive Officer, will remain as Chief Executive Officer and Jason Simpson, Orla’s current President and Chief Executive Officer, will join Post-Arrangement Equinox Gold as President.

Timing

If Equinox Gold and Orla receive the Orla Shareholder Approval at the Orla Meeting and the Equinox Gold Shareholder Approval at the Meeting, Orla will, as soon as reasonably practicable and in any event within four Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order. If the Final Order is obtained on July 28, 2026 in form and substance satisfactory to Equinox Gold and Orla, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Pacific Time) on the Effective Date. It is currently expected that the Effective Date will occur in the third quarter of 2026, and in no event will completion of the Arrangement occur later than November 12, 2026, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.

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Interest of Directors and Executive Officers in the Arrangement

To the knowledge of Equinox Gold, none of the directors and executive officers of the Company, or any of their respective affiliates, have any material interest in the Arrangement or the Share Issuance Resolution that differs from the interests of Equinox Gold Shareholders generally. As at June 15, 2026: (i) Equinox Gold did not beneficially own or exercise control or direction over, directly or indirectly, any Orla Shares; and (ii) to the knowledge of the Company, the directors and executive officers of Equinox Gold did not beneficially own or exercise control or direction over, directly or indirectly, any Orla Shares.

Also see “Interest of Informed Persons in Material Transactions” below.

Securities Laws Matters

Canada

The Equinox Gold Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be “freely tradable” and the resale of such Equinox Gold Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined under applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for Equinox Gold Shares; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Equinox Gold, the selling securityholder has no reasonable grounds to believe that Equinox Gold is in default of securities legislation.

United States

The issuance of the Equinox Gold Shares to Orla Shareholders in exchange for Orla Shares pursuant to the Arrangement have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state securities Laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the 1933 Act where the terms and conditions of the issuance and exchange of such securities have been determined to be substantively and procedurally fair to the persons to whom the securities will be issued by a court of competent jurisdiction, expressly authorized by Law to grant such approval, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on June 19, 2026 and, subject to the approval of the Arrangement Resolution by Orla Shareholders and of the Share Issuance Resolution by Equinox Gold Shareholders, a hearing on the Arrangement will be held on or about July 28, 2026 by the Court. Accordingly, the Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption from the registration requirement of the 1933 Act. See “The Arrangement – Court Approval”. The issuance of the Consideration Shares to Orla Shareholders in exchange for the Orla Shares pursuant to the Arrangement will, therefore, be exempt from registration under the 1933 Act pursuant to the Section 3(a)(10) Exemption.

The Consideration Shares to be received by Orla Shareholders upon completion of the Arrangement may be resold without restriction under the 1933 Act, except by persons who are “affiliates” (as defined in Rule 144) of the Company after the Effective Date or who have been affiliates of the Company within 90 days before the Effective Date. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of Consideration Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may

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immediately resell such Consideration Shares outside the United States without registration under the 1933 Act pursuant to and in accordance with Regulation S. Such Consideration Shares may also be resold in transactions completed in accordance with Rule 144 under the 1933 Act, if available.

The Orla Convertible Securities that remain outstanding following the completion of the Arrangement may only be exercised or converted pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities Laws or pursuant to a registration statement under the 1933 Act.

The foregoing discussion is only a general overview of certain requirements of United States federal Securities Laws that may be applicable to the resale of Equinox Gold Shares to be received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws. The foregoing discussion does not address the Canadian Securities Laws that will apply to the issue to, or the resale within Canada of, the Equinox Gold Shares by U.S. shareholders. U.S. shareholders reselling their Equinox Gold Shares in Canada must comply with Canadian Securities Laws, as outlined above under “Securities Law Matters – Canada”.

THE ARRANGEMENT AGREEMENT

General

On May 12, 2026, Equinox Gold and Orla entered into the Arrangement Agreement. The Arrangement Agreement provides for, among other things, the acquisition of all the outstanding Orla Shares by Equinox Gold in exchange for Cash Consideration and Equinox Gold Shares based on the Exchange Ratio.

The Arrangement will be effected in accordance with the Arrangement Agreement which provides for the implementation of the Plan of Arrangement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Equinox Gold and Orla and various conditions precedent, both mutual and with respect to Equinox Gold and Orla individually.

Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed as proposed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which can be found under Equinox Gold’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and pursuant to the Plan of Arrangement, the full text of which is attached as “Schedule “B” – Plan of Arrangement” to this Circular. Equinox Gold Shareholders are encouraged to read the Arrangement Agreement and Plan of Arrangement in their entirety.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Equinox Gold Shareholders with information regarding the key terms of the Arrangement Agreement and is not intended to provide any other factual information about Equinox Gold, Orla or any of their respective subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties that Orla and Equinox Gold have made to each other as of specific dates and have been made solely for the benefit of the other Party to the Arrangement Agreement. The assertions embodied in the representations and warranties in the Arrangement Agreement were made solely for purposes of the Arrangement Agreement and the Arrangement and agreements contemplated thereby among Orla and Equinox Gold and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

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•

may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the terms of the Arrangement Agreement, including by reference to a Material Adverse Effect;

•

have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, such as, in the case of Orla, disclosures contained in the Orla Disclosure Letter and, in the case of Equinox Gold, disclosures contained in the Equinox Gold Disclosure Letter, and by information contained in certain of Orla’s and Equinox Gold’s public filings with the Canadian Securities Regulators or the SEC, as applicable, which such disclosures are not reflected in the Arrangement Agreement; and

•

may apply a contractual standard of materiality that is different from what may be viewed as material by shareholders or other investors generally and reports and documents filed with the Canadian Securities Regulators or the SEC, as applicable.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. In addition, if specific material facts arise that contradict the representations and warranties in the Arrangement Agreement, Orla or Equinox Gold, as applicable, will disclose those material facts in the public filings that it makes with the Canadian Securities Regulators or the SEC, as applicable, in accordance with, and to the extent required by, applicable Law. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement and their description in this Circular should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Effective Date and Conditions of Arrangement

If Equinox Gold Shareholder Approval and Orla Shareholder Approval are obtained, the Final Order of the Court is obtained approving the Arrangement, the Key Regulatory Approvals are obtained and are in full force and effect, and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Pacific Time) on the Effective Date. It is currently expected that the Effective Date will occur in the third quarter of 2026.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by each Party to the other Party. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in certain disclosure delivered in connection with the Arrangement Agreement. In particular, some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure, or are used for the purpose of allocating risk between the Parties to the Arrangement Agreement. For the foregoing reasons, readers should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Equinox Gold in favour of Orla relate to, among other things, Equinox Gold Board approval, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws matters, ownership of subsidiaries, Equinox Gold public filings, Equinox Gold financial statements, internal controls and financial reporting, corrupt practices legislation, international trade laws, international trade and corrupt practices compliance and policies, books and records, minute books, absence of certain undisclosed liabilities, absence of certain material changes, litigation, Taxes, operational matters, property, First Nations or Aboriginal claims, non-governmental organizations and community groups, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and mineral resources, regulatory

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matters, employee benefits, issuance of securities in connection with the Arrangement, labour and employment, compliance with Laws, absence of cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, compliance with Mexican Antitrust Law, short form prospectus eligibility, arrangements with Orla Shareholders and the Investment Canada Act.

The representations and warranties provided by Orla in favour of Equinox Gold relate to, among other things, Orla Board approval, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws matters, ownership of subsidiaries, Orla public filings, Orla financial statements, internal controls and financial reporting, corrupt practices legislation, international trade laws, international trade and corrupt practices compliance and policies, books and records, minute books, absence of certain undisclosed liabilities, absence of certain material changes, litigation, Taxes, operational matters, property, First Nations or Aboriginal claims, non-governmental organizations and community groups, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and mineral resources, regulatory matters, employee benefits, labour and employment, compliance with Laws, absence of cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, compliance with Mexican Antitrust Law, short form prospectus eligibility and arrangements with Equinox Gold Shareholders.

Covenants

Covenants of Equinox Gold Regarding the Conduct of Business

Equinox Gold has given, in favour of Orla, usual and customary covenants for an agreement of the nature of the Arrangement Agreement. In particular, Equinox Gold has covenanted and agreed that until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement, applicable Laws or any Governmental Entities or consented to by Orla in writing, it will, and it will cause each of its Material Subsidiaries to:

1.	conduct its business in the ordinary course of business consistent with past practice;

2.	preserve, in all material respects, its business operations, organization and material business relationships;

3.	defend, in good faith, all material lawsuits against Equinox Gold or its Material Subsidiaries;

4.	maintain and preserve the reputation and goodwill of Equinox Gold and any of its Material Subsidiaries;

Until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (i) with the prior written consent of Orla, (ii) as required or permitted by the Arrangement Agreement, (iii) as set out in the Equinox Disclosure Letter, or (iv) as is required by applicable Law or any Governmental Entity, Equinox Gold will not, nor will it permit any of its Material Subsidiaries to, directly or indirectly:

(a)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Equinox Gold or any of its Material Subsidiaries, or, except as set forth in the Equinox Gold Disclosure Letter, declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Equinox Gold Shares owned by any person or the securities of any subsidiary owned by a person other than Equinox Gold other than, in the case of any subsidiary wholly-owned by Equinox Gold, any dividends payable to Equinox Gold or any other wholly-owned subsidiary of Equinox Gold, other than regular quarterly dividends declared from time to time by the Equinox Gold Board in the ordinary course provided that the quarterly dividend per Equinox Gold Share is not increased after the date of the Arrangement Agreement; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Equinox Gold Shares or shares of its Material Subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right

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to acquire, Equinox Gold Shares or other securities of Equinox Gold or its Material Subsidiaries, other than the following which shall not require prior consent of Orla: (A) the issuance of the Equinox Gold Shares pursuant to the terms of the outstanding Equinox Gold Options, Equinox Gold RSUs, Equinox Gold PSUs, Equinox Gold Convertible Notes or Equinox Gold Warrants; (B) the issuance of Equinox Gold RSUs or Equinox Gold PSUs pursuant to grants for new employees hired from time to time by Equinox Gold in the ordinary course of business and in accordance with Equinox Gold’s long term incentive program; (C) transactions in the ordinary course of business consistent with past practices between two or more Equinox Gold subsidiaries or between Equinox Gold and an Equinox Gold subsidiary; and (D) as required under applicable Law or existing Material Contracts set forth in the Equinox Gold Disclosure Letter; (iv) except as set forth in the Equinox Gold Disclosure Letter, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Equinox Gold or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Equinox Gold or any of its Material Subsidiaries; or (vii) enter into any agreement with respect to any of the foregoing;

(b)

except as set forth in the Equinox Gold Disclosure Letter or in the ordinary course of business consistent with past practice or as otherwise provided for in the Arrangement Agreement: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Equinox Gold or any of its Material Subsidiaries for an amount greater than $30 million, in the aggregate, other than as required under applicable Law or existing Material Contracts set forth in the Equinox Gold Disclosure Letter; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $15 million, in the aggregate, other than intercompany cash transfers to or between its subsidiaries consistent with past practice; (iii) other than such transactions contemplated in the Equinox Gold Disclosure Letter and borrowings under existing Material Contracts set forth in the Equinox Gold Disclosure Letter, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $30 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to Orla; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)

except as set forth in the Equinox Gold Disclosure Letter, in the ordinary course of business consistent with past practice or as otherwise necessary to comply with applicable Laws or Contracts, or in accordance with the Equinox Gold Benefit Plans: (i) grant to any officer, Material Employee or director of Equinox Gold an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, Material Employee or director of Equinox Gold; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, Material Employee, director or new employee hires of Equinox Gold, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Equinox Gold Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or Material Employees or former directors, officers, Material Employees of Equinox Gold; (v) increase bonus levels or other benefits payable to any director, officer or Material Employee of Equinox Gold; or (vi) except as set

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forth in the Equinox Gold Disclosure Letter, establish or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(d)

except as set forth in the Equinox Gold Disclosure Letter, provide for accelerated vesting, redemption or settlement, removal of restrictions on exercise or conversion, as applicable, of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards), including upon a change of control occurring on or prior to the Effective Time;

(e)

except as set forth in the Equinox Gold Disclosure Letter or as provided for in the Equinox Gold Financial Statements, settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $25 million, (i) any material action, claim or proceeding brought against Equinox Gold and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(f)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Equinox Gold or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Equinox Gold or any of its Material Subsidiaries from competing in any manner;

(g)	waive, release or assign any material rights, claims or benefits of Equinox Gold or any of its Material Subsidiaries of Equinox Gold;

(h)

except as set forth in the Equinox Gold Disclosure Letter, enter into any agreement that if entered into prior to the date of the Arrangement Agreement would be a Material Contract of Equinox Gold; or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(i)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

(j)

except in the ordinary course of business, as provided for in the Equinox Gold Financial Statements or as set forth in the Equinox Gold Disclosure Letter, (i) make, change or revoke any material Tax election, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Arrangement Agreement and which will be made in a manner consistent with the past practice of Equinox Gold and its subsidiaries, as applicable, (ii) materially amend any Return that has been filed on or before the Effective Date, or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of Returns for the most recently ended taxation year, except as may be required by applicable Laws, (iii) settle, offer to settle, or compromise any material claim, audit, proceeding, re-assessment or other Tax liability, (iv) agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Returns), (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, (vi) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; (vii) make a request for a Tax ruling to any Governmental Entity, or (viii) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax;

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(k)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Equinox Gold to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; or

(l)	agree, resolve or commit to do any of the foregoing.

For the complete text of the applicable Equinox Gold covenants regarding the conduct of business, see section 5.2 of the Arrangement Agreement.

Covenants of Orla Regarding the Conduct of Business

Orla has given, in favour of Equinox Gold, usual and customary covenants for an agreement of the nature of the Arrangement Agreement. In particular, Orla has covenanted and agreed that until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement, applicable Laws or any Governmental Entities or consented to by Equinox Gold in writing, it will, and it will cause each of its Material Subsidiaries to:

1.	conduct its business in the ordinary course of business consistent with past practices;

2.	preserve, in all material respects, its business operations, organization and material business relationships;

3.	defend, in good faith, all material lawsuits against Orla or its Material Subsidiaries; and

4.	maintain and preserve the reputation and goodwill of Orla and any of its Material Subsidiaries.

Until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (i) with the prior written consent of Equinox Gold, (ii) as required or permitted by the Arrangement Agreement, (iii) as set out in the Orla Disclosure Letter, or (iv) as is required by applicable Law or Governmental Entity, Orla will not, nor will it permit any of its Material Subsidiaries to, directly or indirectly:

(a)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Orla or any of its Material Subsidiaries, or, except as set forth in the Orla Disclosure Letter, declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Orla Shares owned by any person or the securities of any subsidiary owned by a person other than Orla, other than, in the case of any subsidiary wholly-owned by Orla, any dividends payable to Orla or any other wholly-owned subsidiary of Orla, other than regular quarterly dividends declared from time to time by the Orla Board in the ordinary course provided that the quarterly dividend per Orla Share is not increased after the date of the Arrangement Agreement; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Orla Shares or shares of Orla’s Material Subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Orla Shares or other securities of Orla or its Material Subsidiaries, other than the following which shall not require the prior consent of Equinox Gold: (A) the issuance of the Orla Shares pursuant to the terms of the outstanding Orla Convertible Securities, including for certainty, the issuance of Orla Shares to settle outstanding Orla RSUs and Orla DSUs up to five (5) business days prior the Effective Date; (B) the issuance of Orla Incentive Securities pursuant to grants for new employee hires from time to time by the Orla in the ordinary course of business and in accordance with its long-term incentive program; (C) transactions in the ordinary course of business consistent with past practices between two or more Orla subsidiaries or between Orla and an Orla subsidiary; and (D) as required under applicable Law or existing Material Contracts set forth in the Orla Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Orla or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the

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liquidation or dissolution of Orla or any of its Material Subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS Accounting Standards; or (viii) enter into any agreement with respect to any of the foregoing;

(b)

except as set forth in the Orla Disclosure Letter in the ordinary course of business consistent with past practice or as otherwise provided for in the Arrangement Agreement: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Orla or any of its Material Subsidiaries for an amount greater than $30 million, in the aggregate, other than as required under applicable Law or existing Material Contracts set forth in the Orla Disclosure Letter; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $15 million, in the aggregate, other than intercompany cash transfers to or between its subsidiaries consistent with past practice; (iii) other than such transactions contemplated in the Orla Disclosure Letter and borrowings under existing Material Contracts set forth in the Orla Disclosure Letter, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $30 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to Equinox Gold; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)

except as set forth in the Orla Disclosure Letter, in the ordinary course of business consistent with past practice or as otherwise necessary to comply with applicable Laws or Contracts, or in accordance with the Orla Benefit Plans: (i) grant to any officer, Material Employee or director of Orla or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, Material Employee, or director of Orla or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, Material Employee, director or new employee hires of Orla or any of its subsidiaries, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice and the cash settlement of outstanding Orla PSUs by Orla up to five (5) business days prior the Effective Date; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Orla Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or Material Employees or former directors, officers, Material Employees of Orla or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or Material Employee of Orla or any of its subsidiaries; or (vi) establish or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(d)

except as contemplated in the Plan of Arrangement, and except as required for Orla to settle all outstanding Orla RSUs, Orla DSUs and Orla PSUs up to five (5) business days prior the Effective Date, provide for accelerated vesting, redemption or settlement, removal of restrictions on exercise, conversion or settlement, as applicable, of Orla Convertible Securities (including stock options, deferred share units, performance units, restricted share awards and convertible notes), including upon a change of control occurring on or prior to the Effective Time;

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(e)

except as agreed in writing by the Parties or as provided for in the Orla Financial Statements, settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $25 million, (i) any material action, claim or proceeding brought against Orla and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(f)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Orla or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Orla or any of its Material Subsidiaries from competing in any manner;

(g)	waive, release or assign any material rights, claims or benefits of Orla or any of its Material Subsidiaries;

(h)

enter into any agreement that if entered into prior to the date of the Arrangement Agreement would be a Material Contract; or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(i)

except in the ordinary course of business, as provided for in the Orla Financial Statements or as set forth in the Orla Disclosure Letter, (i) make, change or revoke any material Tax election, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Arrangement Agreement and which will be made in a manner consistent with the past practice of Orla and its subsidiaries, as applicable; (ii) materially amend any Return that has been filed on or before the Effective Date, or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of Returns for the most recently ended taxation year, except as may be required by applicable Laws; (iii) settle, offer to settle, or compromise any material claim, audit, proceeding, re-assessment or other Tax liability; (iv) agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Returns); (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund; (vi) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; (vii) make a request for a Tax ruling to any Governmental Entity; or (viii) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax;

(j)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits, Concessions, or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

(k)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Orla to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; or

(l)	agree, resolve or commit to do any of the foregoing.

For the complete text of the applicable Orla covenants regarding the conduct of business, see section 5.1 of the Arrangement Agreement.

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Covenants of Equinox Gold Relating to the Arrangement

Equinox Gold has agreed that it will, and will cause its subsidiaries to, perform all obligations required to be performed by Equinox Gold or any of its subsidiaries under the Arrangement Agreement, co-operate with Orla in connection with the Arrangement Agreement, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement. In addition, Equinox Gold has agreed that it will and, where appropriate, will cause its subsidiaries to:

1.

subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, (i) prior to the Effective Time, allot and reserve for issuance a sufficient number of Equinox Gold Shares to meet the obligations of Equinox Gold under the Plan of Arrangement; and (ii) pursuant to the Arrangement at the time provided in the Arrangement Agreement issue the Consideration Shares to be issued and pay the Cash Consideration;

2.

subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, Equinox Gold shall do all things necessary (including, if required, entering into the Supplemental Orla Warrant Certificates and Supplemental Orla Notes) to provide for the application of the provisions set forth in the Plan of Arrangement with respect to the applicable Orla Convertible Securities;

3.

as necessary, register the Equinox Gold Shares issuable upon exercise of the Orla Options with the SEC under the 1933 Act on Form S-8 or another applicable form, and use its reasonable efforts to maintain the effectiveness of such registration statement for as long as any Orla Options remain outstanding;

4.	use commercially reasonable efforts to assist Orla in making the necessary arrangements to restructure, payout or otherwise deal with Equinox Gold’s and Orla’s indebtedness;

5.

(i) apply for and use its commercially reasonable efforts to obtain approval of the listing for trading on the TSX and NYSE American by the Effective Time of the Consideration Shares issuable pursuant to the Arrangement, which for certainty includes the Equinox Gold Shares issuable for Orla Shares issued on settlement of Orla DSUs and Orla RSUs pursuant to the Plan of Arrangement, subject to customary listing conditions of the TSX; and (ii) apply for and use its commercially reasonable efforts to obtain approval of the listing for trading on the TSX and NYSE American by the Effective Time of the Equinox Gold Shares issuable upon exercise, vesting or conversion, as applicable, of the Orla Options, the Orla Notes, the Orla Warrants and the Orla Bonus Shares, subject to customary listing conditions of the TSX;

6.

use its commercially reasonable efforts to obtain, as soon as practicable following execution of the Arrangement Agreement, all third party consents, approvals and notices required under any of the Material Contracts relating to Equinox Gold; and

7.

until the earlier of the Effective Time and termination of the Arrangement Agreement, Equinox Gold shall, subject to applicable Law, make available and cause to be made available to Orla, and its agents and advisors, information reasonably requested by Orla for the purposes of preparing and considering integration plans for the combined businesses of Equinox Gold and Orla following the Effective Date and confirming the representations and warranties of Equinox Gold set out in the Arrangement Agreement.

Covenants of Orla Relating to the Arrangement

Orla has agreed that it will, and will cause its subsidiaries to, perform all obligations required or desirable to be performed by Orla or any of its subsidiaries under the Arrangement Agreement, co-operate with Equinox Gold in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement. In addition, Orla has agreed that it will and, where applicable, will cause its subsidiaries to:

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1.

use its commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under, and shall obtain all amendments reasonably requested by Equinox Gold in respect of any of the Material Contracts relating to Orla;

2.	use commercially reasonable efforts to assist Equinox Gold in making the necessary arrangements to restructure, payout or otherwise deal with Equinox Gold and Orla’s indebtedness; and

3.

until the earlier of the Effective Time and termination of the Arrangement Agreement, Orla shall, subject to applicable Law, make available and cause to be made available to Equinox Gold, and the agents and advisors thereto, information reasonably requested by Equinox Gold for the purposes of preparing and considering integration plans for the combined businesses of Equinox Gold and Orla following the Effective Date and confirming the representations and warranties of Orla set out in the Arrangement Agreement.

For the complete text of the applicable Orla covenants relating to the Arrangement, see section 5.3 of the Arrangement Agreement.

Mutual Covenants

Each Party has also made certain mutual covenants to the other Party, including that, except as contemplated by the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

1.

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other action and to do, or cause to be done, all other things necessary, and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under the Arrangement Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Party in connection therewith, including using its commercially reasonable efforts to: (i) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (ii) fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Arrangement; and(iii) co-operate with the other Party in connection with the performance by it of its obligations thereunder;

2.

it shall use commercially reasonable efforts not to take or cause to be taken any action, or refrain from taking any commercially reasonable action, which is inconsistent with the Arrangement Agreement or (with the exception of the transactions contemplated by the Arrangement Agreement) which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated therein including, for the avoidance of doubt, the taking of any action (including any discussions or negotiation) or the entering into of any transaction not contemplated by the Arrangement Agreement;

3.

it shall use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins either of the Parties from consummating the Arrangement;

4.

it shall use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the Consideration Shares to the Orla Shareholders in exchange for their Orla Shares pursuant to the Plan

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of Arrangement, which for certainty includes the Equinox Gold Shares issuable for Orla Shares issued on settlement of Orla DSUs and Orla RSUs pursuant to the Plan of Arrangement;

5.	it shall promptly notify the other Party of:

(a)

any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives);

(b)

any communication from any Governmental Entity in connection with the Arrangement and the Key Regulatory Approvals (and the response thereto from such Party, its subsidiaries or its Representatives); and

(c)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

6.

it shall use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement, provided, however, that neither Party shall be required to propose, negotiate, accept, agree to and/or effect, by consent agreement or otherwise, (A) the sale, assignment, amendment, license, separate holding, divestiture, disposition or termination of any assets, properties, products, businesses, contracts, licenses or financing arrangements of either Equinox Gold or any of its affiliates, or Orla or any of its subsidiaries, or (B) any behavioral or other remedy or undertaking imposing conditions, restraints, amendments, or limitations on the assets, properties, products, businesses, contracts, licenses or financing arrangements of either Equinox Gold or any of its affiliates, or Orla or any of its subsidiaries.

For the complete text of the applicable provisions, see sections 5.3, 5.4 and 5.5 of the Arrangement Agreement.

Covenants Relating to Key Regulatory Approvals

Each Party has made covenants to the other Party with respect to obtaining all Key Regulatory Approvals that, subject to the terms and conditions of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

1.	In respect of the Canadian Competition Approval,

(a)

within 10 Business Days after the date of the Arrangement Agreement or such other date as the Parties may reasonably agree, Equinox Gold shall file with the Commissioner a submission requesting an Advance Ruling Certificate or, in the alternative, a No Action Letter; and

(b)

if an Advance Ruling Certificate or No Action Letter is not obtained within 16 calendar days following filing of that submission, either Party may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act, in which case the Parties shall each file their respective notifications pursuant to subsection 114(1) of the Competition Act, as promptly as practicable but in any event within 10 Business Days following the date a Party notified the other Party of its intention to file a notification.

2.

In respect of the Mexican CNA Approval, within 15 Business Days after the date of the Arrangement Agreement or such other date as the Parties may reasonably agree, the Parties shall submit a notification to CNA on behalf of the Parties to obtain the Mexican CNA Approval. The Parties agree that Equinox Gold shall appoint the common representative in such notification to CNA.

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3.

The Parties shall, and shall cause their respective subsidiaries, as applicable, to file, as promptly as practicable but in any event within 15 Business Days after the date of the Arrangement Agreement or such other date as the Parties may reasonably agree, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Key Regulatory Approvals.

4.	All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Key Regulatory Approvals shall be paid by the Parties, shared equally.

5.	The Parties shall use their commercially reasonable efforts to:

(a)	obtain the Key Regulatory Approvals at the earliest reasonably practicable date;

(b)	respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Key Regulatory Approvals; and

(c)	make such further filings as may be necessary, proper or advisable in connection therewith.

6.

With respect to obtaining the Key Regulatory Approvals, each of the Parties shall cooperate with the other Party and shall provide such assistance as each other Party may reasonably request in connection with obtaining the Key Regulatory Approvals. Each Party shall keep the other Party reasonably informed as to the progress of obtaining the Key Regulatory Approvals. In particular:

(a)

no Party will extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by the Arrangement Agreement, except upon the prior written consent of the other Party, and which will not be unreasonably denied, particularly if necessary for purposes of obtaining Key Regulatory Approvals;

(b)

the Parties will exchange drafts of all submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents to be made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement Agreement, provide the other Party with the opportunity for review in advance of any submission or filing, and will consider in good faith any suggestions made by a Party and its counsel and will provide each of the other Party and its counsel with final copies of all such submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement Agreement; provided, however, that, subject to the terms of the Arrangement Agreement, information indicated by a Party to be competitively sensitive will be provided on an external counsel-only basis;

(c)

each Party will keep the other Party and its counsel fully apprised of all material written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Key Regulatory Approvals, and unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, will not participate in such communications or meetings without giving each other Party, and its counsel the opportunity to participate therein; provided, however, that, subject to the terms of the Arrangement Agreement, where competitively sensitive information may be discussed or communicated, the external legal counsel of each other Party will be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, will have the right to participate in any such meetings on an external counsel-only basis; and

(d)

each Party will keep the other Party reasonably informed on a timely basis of developments which are material or reasonably likely to be material to obtaining the Key Regulatory Approvals required for the

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completion of the Arrangement in sufficient time to enable the Effective Date to occur on or before the Outside Date.

7.

Where a Party provides any submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents to another Party on an external counsel-only basis with regards to obtaining Key Regulatory Approvals, the Party disclosing the documents shall also provide the Party receiving such documents with a redacted version of any such submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents.

8.

With the exception of the transactions contemplated by the Arrangement Agreement, neither of the Parties shall enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Key Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Key Regulatory Approvals.

9.

The Parties shall use (and shall cause their respective subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by the Arrangement Agreement as promptly as practicable after the date of the Arrangement Agreement; provided, however, that the Mutual Covenants and Covenants Relating to Key Regulatory Approval provisions shall not require either of the Parties to propose, negotiate, accept, agree to and/or effect, by consent agreement or otherwise, (A) the sale, assignment, amendment, license, separate holding, divestiture, disposition or termination of any assets, properties, products, businesses, contracts, licenses or financing arrangements of either Equinox Gold or any of its affiliates, or Orla or any of its subsidiaries or (B) any behavioral or other remedy or undertaking imposing conditions, restraints, amendments, or limitations on the assets, properties, products, businesses, contracts, licenses or financing arrangements of either the Equinox Gold or any of its affiliates, or Orla or any of its subsidiaries.

For the complete text of the applicable provisions, see section 5.6 of the Arrangement Agreement.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions Precedent

The obligations of Equinox Gold and Orla to complete the Arrangement are subject to the fulfillment, of on or before the Effective Time, each of the following conditions precedent, which may only be waived with the mutual consent of the Parties:

1.

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Orla or Equinox Gold, acting reasonably, on appeal or otherwise;

2.

the Court shall have determined that the terms and conditions of the exchange of Orla Shares for Consideration Shares, pursuant to the Plan of Arrangement, are procedurally and substantively fair to holders of Orla Shares, and the Final Order shall have been granted in a form satisfactory to Orla and Equinox Gold, acting reasonably;

3.	the Orla Shareholder Approval shall have been obtained at the Orla Meeting in accordance with the Interim Order;

4.	the Equinox Gold Shareholder Approval shall have been obtained at the Meeting;

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5.

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Equinox Gold or Orla which shall prevent the consummation of the Arrangement;

6.	the Key Regulatory Approvals shall have been obtained and shall not have been modified or withdrawn prior to the Effective Time;

7.	the Arrangement Agreement shall not have been terminated in accordance with its terms; and

8.

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under securities Laws and shall not be subject to resale restrictions under applicable securities Laws (other than as applicable to control persons or pursuant to section 2.6 of NI 45-102).

Equinox Gold Conditions Precedent

The obligations of Equinox Gold to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, each of which is for the exclusive benefit of Equinox Gold and may be waived by Equinox Gold:

1.

all covenants of Orla under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Equinox Gold shall have been duly performed by Orla in all material respects, and Equinox Gold shall have received a certificate of Orla addressed to Equinox Gold and dated the Effective Time, signed by two executive officers on behalf of Orla (on Orla’s behalf and without personal liability), confirming the same as at the Effective Date;

2.

(i) the representations and warranties of Orla set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii) below) shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; (ii) the representations and warranties of Orla regarding organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time; and (iii) the representations and warranties of Orla set forth regarding capitalization, ownership of subsidiaries and brokers shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Equinox Gold shall have received a certificate of Orla addressed to Equinox Gold and dated the Effective Date, signed on behalf of Orla by a senior executive officer of Orla (on Orla’s behalf and without personal liability), confirming the same;

3.

since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Orla that is continuing as of the Effective Time; and

4.	holders of no more than 5% of the Orla Shares shall have exercised Dissent Rights.

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Orla Conditions Precedent

The obligations of Orla to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, each of which is for the exclusive benefit of Orla and which may be waived by Orla:

1.

all covenants of Equinox Gold under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Orla shall have been duly performed by Equinox Gold in all material respects, and Orla shall have received a certificate of Equinox Gold, addressed to Orla and dated the Effective Time, signed on behalf of Equinox Gold by two executive officers of Equinox Gold (on Equinox Gold’s behalf and without personal liability), confirming the same as of the Effective Date;

2.

(i) the representations and warranties of Equinox Gold set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii) below) shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all material respects would not reasonably be expected to have a Material Adverse Effect; (ii) the representations and warranties of Equinox Gold regarding organization and qualification, authority relative to the Arrangement Agreement and absence of certain violations shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time; and (iii) the representations and warranties of Equinox Gold set forth regarding capitalization, ownership of subsidiaries and brokers shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Orla shall have received a certificate of Equinox Gold addressed to Orla and dated the Effective Date, signed on behalf of Equinox Gold by a senior executive officer of Equinox Gold (on Equinox Gold’s behalf and without personal liability), confirming the same;

3.

since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Equinox Gold that is continuing as of the Effective Time;

4.

Equinox Gold shall have delivered evidence satisfactory to Orla of the approval of the listing and posting for trading on the TSX and the NYSE American, in the case of the TSX, subject only to satisfaction of the standard listing conditions, of the Consideration Shares and the Equinox Gold Shares underlying the Orla Options, the Orla Notes, the Orla Warrants and the Orla Bonus Shares at the Effective Time;

5.

the Post-Arrangement Equinox Gold Board will be composed as described under “The Arrangement – Covenants – Post-Arrangement Equinox Gold Board and Management” above, with effect as of and from the Effective Time;

6.

the executive officers of Post-Arrangement Equinox Gold will comprise those individuals as described under “The Arrangement Agreement - Covenants - Post- Arrangement Equinox Gold Board and Management” above, with effect as of and from the Effective Time; and

7.

Equinox Gold will have complied with its obligations described under “The Arrangement Agreement – Covenants – Deposit of Consideration” above, and the Depositary will have confirmed receipt of the Consideration Shares contemplated thereby.

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Insurance and Indemnification

Prior to the Effective Time, Orla shall purchase customary “tail” policies of directors’ and officers’ liability insurance from an insurance company of nationally recognized standing providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Orla and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Equinox Gold shall, or shall cause Orla and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years after the Effective Date; provided that Equinox Gold shall not be required to pay any amounts in respect of such coverage prior to the Effective Time.

Equinox Gold will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Orla and its subsidiaries and such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

Orla will act as agent and trustee of the benefits of the foregoing for its directors and officers and those of its subsidiaries for the purpose of the above indemnification and insurance rights and obligations, which will survive the execution and delivery of the Arrangement Agreement, and the completion of the Arrangement and will be enforceable against Equinox Gold.

Non-Solicitation and Right to Match

Non-Solicitation Covenant and Acquisition Proposal

Each Party has covenanted to the other Party that it shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its subsidiaries:

1.

make, solicit, assist, initiate, promote, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal;

2.

participate, directly or indirectly, in any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, a Party may communicate with any person making an Acquisition Proposal for the purpose of: (A) advising such person of the restrictions in the Arrangement Agreement; (B) clarifying the terms of any inquiry, proposal or offer in order to determine if it may reasonably be expected to result in a Superior Proposal; or (C) for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal;

3.	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

4.

accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal;

5.

withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the other Party, the Orla Board Recommendation (in the case of Orla) or the Equinox Gold Board Recommendation (in the case of Equinox Gold), as applicable;

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6.

if an Acquisition Proposal has been publicly disclosed in respect of a Party, that Party fails to publicly recommend against such Acquisition Proposal within five Business Days after the other Party’s written request that the Party or the Party’s board of directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to such Party, such rejection of such Acquisition Proposal) and reaffirm the Orla Board Recommendation (in the case of Orla) or the Equinox Gold Board Recommendation (in the case of Equinox Gold), as applicable, within such five Business Day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last five days prior to the Orla Meeting (in the case of an Acquisition Proposal in respect of Orla) or the Meeting (in the case of an Acquisition Proposal in respect of Equinox Gold), as applicable, the Party in respect of which the Acquisition Proposal is made fails to take the actions referred to in this clause, with references to the applicable five Business Day period being replaced with three Business Days);

7.	fail to include the Orla Board Recommendation (in the case of Orla) or Equinox Gold Board Recommendation (in the case of Equinox Gold), as applicable, in that Party’s management information circular;

8.	make any public announcement or take other action inconsistent with the Equinox Gold Board Recommendation, in the case of Equinox Gold, or the Orla Board Recommendation, in the case of Orla;

9.

approve or authorize, or cause or permit the Party or its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with the Arrangement Agreement); or

10.	commit or agree to do any of the foregoing (any act by a Party described in clauses (3) to (10) inclusive, to the extent related to (3) to (9) inclusive, being a Change in Recommendation).

Each Party has covenanted to the other Party that it will cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to the Arrangement Agreement by it, its subsidiaries or any Representatives with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and use commercially reasonably efforts to exercise all rights it has to require) the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request (and use commercially reasonable efforts to exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding such Party and its subsidiaries and use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights. Each Party has agreed that neither it, nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provision in any such agreement as the result of the entering into and announcement of the Arrangement Agreement pursuant to the express terms of any such agreement will not be a violation of the Arrangement Agreement) and each Party has agreed to use commercially reasonable efforts to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement.

Notwithstanding any other provision of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the Orla Shareholder Approval, in the case of Orla, or the Equinox Gold Shareholder Approval, in the case of Equinox Gold, a Party receives a bona fide, written Acquisition Proposal that did not result from a

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breach of the non-solicitation provisions of the Arrangement Agreement described above and that the board of directors of such Party determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or, if consummated in accordance with its terms, would reasonably be expected to constitute or lead to a Superior Proposal, then, and only in such case, such Party may subject to compliance with the Arrangement Agreement:

1.	furnish information with respect to such Party and its subsidiaries to the person making such Acquisition Proposal; and/or

2.	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that such Party shall not, and shall not allow its Representatives to, disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the other Party hereto; and (ii) without entering into an agreement with such person (and providing a true copy of such agreement to the other Party) substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement; provided, however, that any such agreement shall not preclude such person from making an Acquisition Proposal or prohibit a Party from providing any information to the other Party in accordance with, or otherwise complying with, this provision of the Arrangement Agreement.

Each Party shall promptly notify the other Party, at first orally and then as soon as reasonably practical thereafter in writing (and, in any event, within 24 hours) of receipt of any Acquisition Proposal (whether or not in writing), any inquiry received that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of such Party by any person that informs such Party that it is considering making an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, inquiry or request, and shall provide the other Party with a copy of any such Acquisition Proposal, inquiry, or request, a copy of any Superior Proposal Agreement proposed to be entered into in accordance with the Arrangement Agreement and a copy of any other agreements (including material financing documents), substantive correspondence or documents which relate to the Acquisition Proposal, or any amendment to any of the foregoing. The Party receiving the Acquisition Proposal will thereafter also provide such other details of such Acquisition Proposal, inquiry, or request, or any amendment to any of the foregoing, as the other Party may reasonably request and will promptly (and in any event within 24 hours) keep the other Party fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and will respond promptly to all inquiries from the other Party with respect thereto.

Subject to the superior proposals and right to match provisions of the Arrangement Agreement, which are described below, (i) at any time following the date of the Arrangement Agreement and prior to obtaining the Orla Shareholder Approval, if Orla receives an Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement, and which the Orla Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the superior proposals and right to match provisions of the Arrangement Agreement, which are described below, and termination provisions of the Arrangement Agreement, which are described below, terminate the Arrangement Agreement and enter into an agreement, understanding or arrangement with respect to such Superior Proposal, and (ii) at any time following the date of the Arrangement Agreement and prior to obtaining the Equinox Gold Shareholder Approval, if Equinox Gold receives an Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement and which the Equinox Gold Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the superior proposals and right to match provisions of the Arrangement Agreement, which are described below, and termination provisions of the Arrangement Agreement, which are described below, terminate the Arrangement Agreement and enter into an agreement, understanding or arrangement with respect to such Superior Proposal.

Nothing contained in the Arrangement Agreement prohibits either Party from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal if: (i) such Party provides the other Party and

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its legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors’ circular or otherwise; and (ii) such Party considers all reasonable amendments to such disclosure as requested by the other Party and its legal counsel, acting reasonably. Nothing in the Arrangement Agreement prevents a Party’s board of directors from (A) calling and holding a meeting of shareholders validly requisitioned by that Party’s shareholders in accordance with applicable Law; or (B) calling and holding a meeting of shareholders ordered to be held by a court in accordance with Law.

For the complete text of the applicable provisions, see section 7.2 of the Arrangement Agreement.

Superior Proposals and Right to Match

Notwithstanding any other provision of the Arrangement Agreement if a Party receives a written Acquisition Proposal prior to the approval of the Arrangement Resolution (in respect of an Acquisition Proposal for Orla) or the Share Issuance Resolution (in respect of an Acquisition Proposal for Equinox Gold), as applicable, in each case, that such Party’s board of directors determines in good faith constitutes a Superior Proposal, then such Party’s board of directors may make a Change in Recommendation and/or enter into an agreement, understanding or arrangement in respect of such Superior Proposal (a Superior Proposal Agreement) if and only if:

1.

the Party receiving such proposal (the Receiving Party) has complied with its obligations under the non- solicitation provisions of the Arrangement Agreement in all material respects and has provided the other Party (the Responding Party) with a copy of the Superior Proposal and all related documentation to be delivered pursuant to the Arrangement Agreement as well as the value or range of values in financial terms that the Party’s board of directors has, in consultation with financial advisors, determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

2.

a period (the Response Period) of five Business Days has elapsed from the date that is the later of: (x) the date on which the Responding Party receives written notice from the Receiving Party that it has determined, subject only to compliance with the superior proposals and right to match provisions of the Arrangement Agreement, to make a Change of Recommendation and/or enter into a Superior Proposal Agreement; and (y) the date the Responding Party receives a copy of the Superior Proposal Agreement and all related documents to be delivered pursuant to the Arrangement Agreement and, if applicable, the written notice with respect to the value or range in clause 1 above;

3.

after the Response Period, the Receiving Party (after consultation with its legal and financial advisors) has determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal compared to any proposed amendments to the terms of the Arrangement Agreement and the Plan of Arrangement by the Responding Party; and

4.

prior to or concurrently with entering into such Superior Proposal Agreement, the Receiving Party shall have terminated the Arrangement Agreement pursuant to certain termination provisions set forth in the Arrangement Agreement where either Orla or Equinox Gold are the Receiving Party and the Receiving Party shall have paid the Responding Party the applicable Termination Fee.

During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including modification of the consideration. The Receiving Party shall review any such offer by the Responding Party to amend the Arrangement Agreement and the Plan of Arrangement to determine in good faith whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. The Receiving Party shall negotiate in good faith with the Responding Party to enable the Responding Party to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable the Responding Party to proceed with the Arrangement and any related transactions on such amended terms. The Receiving Party agrees that, subject to the Receiving Party’s disclosure obligations under applicable Securities Laws, the fact of the

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making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Receiving Party’s representatives, without the prior written consent of the Responding Party. If the Receiving Party, after consultation with its financial advisors and outside legal counsel, determines that the Acquisition Proposal would cease to be a Superior Proposal, when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended by the Responding Party, the Receiving Party will cause it to enter into an amendment to the Arrangement Agreement with the Responding Party incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend. If the Receiving Party’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Responding Party’s offer to amend the Arrangement Agreement and the Arrangement, if any, the Receiving Party may, subject to compliance with the other provisions hereof, make a Change in Recommendation and/or enter into a Superior Proposal Agreement with respect to such Superior Proposal.

The Receiving Party will promptly reaffirm the Orla Board Recommendation (in the case of Orla) or Equinox Gold Board Recommendation (in the case of Equinox Gold), as applicable, by the prompt issuance of a press release after: (i) any Acquisition Proposal which the Receiving Party determines not to constitute a Superior Proposal is publicly announced; or (ii) the Receiving Party’s board of directors determines that a proposed amendment to the terms of the Arrangement Agreement and the Plan of Arrangement pursuant to the immediately preceding paragraph would result in any Acquisition Proposal that has been publicly announced to cease to be a Superior Proposal. The Responding Party and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Receiving Party, acting reasonably.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Receiving Party’s securities shall constitute a new Acquisition Proposal for the purposes of the superior proposals and right to match provisions of the Arrangement Agreement and the Responding Party shall be afforded a new Response Period and right to match in respect of each such Acquisition Proposal.

Where at any time within 10 days before the Orla Meeting or the Meeting, as applicable, the Receiving Party has provided the Responding Party with notice of a Superior Proposal, an Acquisition Proposal has been publicly disclosed or announced, and the Response Period has not elapsed, then, subject to applicable Laws, at the Responding Party’s request, the Receiving Party may, and upon request of the Responding Party, shall, postpone or adjourn the Orla Meeting or the Meeting, as applicable, to a date acceptable to the Responding Party, acting reasonably, which shall not be later than 10 days after the scheduled date of the Orla Meeting or the Meeting, as applicable, and will, in the event that the Parties amend the terms of the Arrangement Agreement pursuant to the right to match provisions of the Arrangement Agreement described above, ensure that the details of such amended Arrangement Agreement are communicated to the shareholders of the Receiving Party prior to the resumption of the postponed or adjourned meeting.

For the complete text of the applicable provisions, see section 7.3 of the Arrangement Agreement.

Expenses and Termination Fees

The Parties have agreed that all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, except in the circumstances described below.

Termination Fee

If the Arrangement Agreement is terminated as a result of a Party’s board of directors authorizing such Party to enter into a Superior Proposal Agreement in accordance with the terms of the Arrangement Agreement, a Party’s board of directors

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makes a Change in Recommendation, or a material breach of such Party’s non-solicitation covenants, then such Party will pay the applicable Termination Fee to the other Party.

In addition to the foregoing:

•

if the Arrangement Agreement is terminated (i) by either Party due to the failure of Orla to obtain the Orla Shareholder Approval at the Orla Meeting, or (ii) by Equinox Gold as a result of there being a breach of any representation or warranty of Orla or failure to perform any covenant or agreement on the part of Orla set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Equinox Gold set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Equinox Gold is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set forth in the Arrangement Agreement not to be satisfied), but only in the event of a termination due to wilful or intentional breach or fraud by Orla, if, in each case, (A) prior to such termination, a bona fide Acquisition Proposal or the intention to make an Acquisition Proposal with respect to the Orla has been publicly announced by any person (other than Equinox Gold or any of its affiliates) after the date of the Arrangement Agreement and prior to the Orla Meeting; (B) such Acquisition Proposal (as it may be modified or amended) has not expired or been withdrawn at least five Business Days prior to the Orla Meeting; and (C) within 12 months of the date of such termination: (1) the announced Acquisition Proposal (as it may be modified or amended) is consummated by Orla; or (2) Orla and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Orla Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, then Orla will pay the Termination Fee to Equinox Gold.

•

if the Arrangement Agreement is terminated (i) by either Party due to the failure of Equinox Gold to obtain the Equinox Gold Shareholder Approval at the Meeting, or (ii) by Orla as a result of there being a breach of any representation or warranty of Equinox Gold or failure to perform any covenant or agreement on the part of Equinox Gold set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Orla is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of Equinox Gold set forth in the Arrangement Agreement not to be satisfied), but only in the event of a termination due to wilful or intentional breach or fraud by Equinox Gold, if, in each case, (A) prior to such termination, a bona fide Acquisition Proposal or the intention to make an Acquisition Proposal with respect to Equinox Gold has been publicly announced by any person (other than Orla or any of its affiliates) after the date of the Arrangement Agreement and prior to the Meeting; (B) such Acquisition Proposal (as it may be modified or amended) has not expired or been withdrawn at least five Business Days prior to the Meeting; and (C) within 12 months of the date of such termination: (1) the announced Acquisition Proposal (as it may be modified or amended) is consummated by Equinox Gold; or (2) Equinox Gold and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Equinox Gold Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, then Equinox Gold will pay the Termination Fee to Orla.

Provided that, for the purposes of the above, “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”.

Further, if the Arrangement Agreement is terminated by either Party due to (i) the occurrence of the Outside Date, or (ii) the failure of Orla to obtain the Orla Shareholder Approval at the Orla Meeting or the failure of Equinox Gold to obtain the Equinox Gold Shareholder Approval at the Meeting (such Party, the Non-Approving Party), if at the time of such termination the other Party was entitled to terminate the Arrangement Agreement due to the Non-Approving Party’s board of directors having made a Change in Recommendation, then the Non-Approving Party will pay the applicable Termination Fee to the other Party.

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Any circumstance in which a Termination Fee is payable under the Arrangement Agreement shall constitute, if payable by Equinox Gold, an Equinox Gold Termination Fee Event and, if payable by Orla, an Orla Termination Fee Event.

The Equinox Gold Board considered the Termination Fee and concluded that this amount, together with the matching right and non-solicitation covenants, is customary for transactions of this nature and not preclusive of a Superior Proposal, particularly given the fiduciary-out provisions described below.

Expense Reimbursement

Orla is required to pay Equinox Gold an amount equal to $10 million as an expense reimbursement if (i) the Arrangement Agreement is terminated by Equinox Gold as a result of there being a breach of any representation or warranty of Orla or failure to perform any covenant or agreement on the part of Orla set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Equinox Gold set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Equinox Gold is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied); or (ii) the Arrangement Agreement is terminated by Equinox Gold due to the failure of Orla to obtain the Orla Shareholder Approval at the Orla Meeting, provided that in the case of (ii), if: (a) Equinox Gold fails to obtain the Equinox Gold Shareholder Approval at the Meeting; or (b) prior to the Orla Meeting (1) a Material Adverse Effect in respect of Equinox Gold occurred and such Material Adverse Effect was not cured at least five Business Days prior to the Orla Meeting, and (2) Orla notified Equinox Gold in writing prior to the Orla Meeting that it is of the view that a Material Adverse Effect had occurred in respect of Equinox Gold, specifying in detail the basis for its conclusion, the expense reimbursement shall not be payable by Orla to Equinox Gold.

Equinox Gold is required to pay Orla an amount equal to $10 million as an expense reimbursement if (i) the Arrangement Agreement is terminated by Orla as a result of there being a breach of any representation or warranty of Equinox Gold or failure to perform any covenant or agreement on the part of Equinox Gold set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Orla is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of the Equinox Gold set out in the Arrangement Agreement not to be satisfied); or (ii) the Arrangement Agreement is terminated by Orla due to the failure of Equinox Gold to obtain the Equinox Gold Shareholder Approval at the Meeting, provided that in the case of (ii), if: (a) Orla fails to obtain the Orla Shareholder Approval at the Orla Meeting; or (b) prior to the Meeting (1) a Material Adverse Effect in respect of Orla occurred and such Material Adverse Effect was not cured at least five Business Days prior to the Meeting, and (2) Equinox Gold notified Orla in writing prior to the Meeting that it is of the view that a Material Adverse Effect had occurred in respect of Orla, specifying in detail the basis for its conclusion, the expense reimbursement shall not be payable by Equinox Gold to Orla.

Termination

Subject to payment of the Termination Fee or expense reimbursement, where applicable, the Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time:

1.	by mutual written agreement of Orla and Equinox Gold; or

2.	by either Orla or Equinox Gold, if:

(a)

the Effective Time shall not have occurred on or before the Outside Date, provided that such termination right shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by the Outside Date;

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(b)

after the date of the Arrangement Agreement, there is enacted or made any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Orla or Equinox Gold from consummating the Arrangement and such applicable Law (if applicable), prohibition or enjoinment has become final and non-appealable;

(c)

the Arrangement Resolution has failed to obtain the requisite Orla Shareholder Approval at the Orla Meeting in accordance with the Interim Order, except that such termination right shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure to receive the Orla Shareholder Approval; or

(d)

the Share Issuance Resolution has failed to obtain the Equinox Gold Shareholder Approval at the Meeting in accordance with applicable Law, except that such termination right shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure to receive the Equinox Gold Shareholder Approval; or

3.	by Equinox Gold, if:

(a)	the Orla Board makes a Change in Recommendation;

(b)

prior to the Meeting, the Equinox Gold Board authorizes Equinox Gold to enter into a Superior Proposal Agreement (other than an acceptable confidentiality agreement entered into in accordance with the terms of the Arrangement Agreement) with respect to a Superior Proposal, provided that Equinox Gold is then in compliance with the terms of the non-solicitation, superior proposals and right to match provisions set forth in the Arrangement Agreement in all material respects and that, prior to or concurrently with such termination, Equinox Gold pays the Termination Fee to Orla;

(c)

subject to the notice and cure provisions set out in the Arrangement Agreement, there is a breach of any representation or warranty of Orla or failure to perform any covenant or agreement on the part of Orla set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Equinox Gold set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Equinox Gold is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied);

(d)	Orla breaches any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement in any material respect; or

(e)	there has occurred a Material Adverse Effect with respect to Orla that is incapable of being cured prior to the Outside Date; or

4.	by Orla if:

(a)	the Equinox Gold Board makes a Change in Recommendation;

(b)

prior to the Orla Meeting, the Orla Board authorizes Orla to enter into a Superior Proposal Agreement (other than an acceptable confidentiality agreement entered into in accordance with the terms of the Arrangement Agreement) with respect to a Superior Proposal, provided that Orla is then in compliance with the terms of the non-solicitation provisions, superior proposals and right to match provisions set forth in the Arrangement

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Agreement in all material respects and that, prior to or concurrently with such termination, Orla pays the Termination Fee to Equinox Gold;

(c)

subject to the notice and cure provisions set out in the Arrangement Agreement, there is a breach of any representation or warranty of Equinox Gold or failure to perform any covenant or agreement on the part of Equinox Gold set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Orla is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of the Equinox Gold set out in the Arrangement Agreement not to be satisfied);

(d)	Equinox Gold breaches any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement in any material respects; or

(e)	there has occurred a Material Adverse Effect with respect to Equinox Gold that is incapable of being cured prior to the Outside Date.

For the complete text of the applicable provisions, see section 8.2 of the Arrangement Agreement.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Orla Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

1.	change the time for performance of any of the obligations or acts of the Parties;

2.	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

3.	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

4.	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

For the complete text of the applicable provisions, see section 8.3 of the Arrangement Agreement.

VOTING SUPPORT AGREEMENTS

Equinox Gold Voting Support Agreements

Effective May 12, 2026, each of the Equinox Gold Supporting Shareholders, who, in the aggregate, beneficially own or exercise control or direction over, directly or indirectly, 32,165,734 Equinox Gold Shares or approximately 4.1% of the outstanding Equinox Gold Shares as of the Record Date (on a non-diluted basis), have entered into an Equinox Gold Voting Support Agreement with Orla pursuant to which they have agreed, among other things, to vote, or cause to be voted, all of such Equinox Gold Supporting Shareholders’ Equinox Gold Shares: (i) in favour of the approval of the Share Issuance Resolution, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement; (ii) against any Acquisition Proposal for Equinox Gold; (iii) against any action,

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agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Equinox Gold in the Arrangement Agreement or of the Equinox Gold Supporting Shareholder under the Equinox Gold Voting Support Agreement; and (iv) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. Additionally, each Equinox Gold Supporting Shareholder has agreed to a number of customary negative covenants in furtherance of the consummation of the Arrangement, as more particularly described in the Equinox Gold Voting Support Agreements.

Each Equinox Gold Voting Support Agreement may be terminated: (i) at any time upon the written agreement of Orla and the applicable Equinox Gold Supporting Shareholder; (ii) by the applicable Equinox Gold Supporting Shareholder if (A) any of the representations and warranties of Orla in the Equinox Gold Voting Support Agreement shall not be true and correct in all material respects; (B) the Exchange Ratio as in effect on the date of the Equinox Gold Voting Support Agreement is modified in any manner that is adverse to the Equinox Gold Supporting Shareholder; or (C) except for the Cash Consideration, the Arrangement Agreement is amended, or any condition therein is waived, in any manner that is materially adverse to the Equinox Gold Supporting Shareholder, in each case without the prior written consent of the Equinox Gold Supporting Shareholder; (iii) by Orla if (A) any of the representations and warranties of the applicable Equinox Gold Supporting Shareholder in the Equinox Gold Voting Support Agreement shall not be true and correct in all material respects; or (B) the applicable Equinox Gold Supporting Shareholder shall not have complied with its covenants to Orla contained in the Equinox Gold Voting Support Agreement, provided that Orla has notified the applicable Equinox Gold Supporting Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the applicable Equinox Gold Supporting Shareholder; and (iv) automatically on the earlier of: (A) the Effective Time; and (B) the date and time that the Arrangement Agreement is terminated in accordance with its terms.

The foregoing is a summary of the Equinox Gold Voting Support Agreement only, and should be read together with the entire text of the Equinox Gold Voting Support Agreement, a copy of which is available under Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Orla Voting Support Agreements

Effective May 12, 2026, each of Orla Supporting Shareholders who, in the aggregate, beneficially own or exercise control or direction over, directly or indirectly, 99,060,265 Orla Shares or approximately 26.4% of the outstanding Orla Shares as of the Record Date (on a non-diluted basis) have entered into an Orla Voting Support Agreement with Equinox Gold pursuant to which they have agreed, among other things, to vote, or cause to be voted, all of the Orla Supporting Shareholders’ securities of Orla which have a right to be voted at the Orla Meeting: (i) in favour of the approval of the Arrangement Resolution, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement; (ii) against any Acquisition Proposal for Orla; (iii) against any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Orla in the Arrangement Agreement or of the Orla Supporting Shareholder under the Orla Voting Support Agreement; and (iv) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. Additionally, each Orla Supporting Shareholder has agreed to a number of customary negative covenants in furtherance of the consummation of the Arrangement, as more particularly described in the Orla Voting Support Agreements.

Each Orla Voting Support Agreement may be terminated: (i) at any time upon the written agreement of Equinox Gold and the applicable Orla Supporting Shareholder; (ii) by the applicable Orla Supporting Shareholder if (A) any of the representations and warranties of Equinox Gold in the Orla Voting Support Agreement shall not be true and correct in all material respects; (B) the Exchange Ratio as in effect on the date Orla Voting Support Agreement is modified in any manner that is adverse to the Orla Supporting Shareholder; or (C) except for the Cash Consideration, the Arrangement Agreement is amended, or any condition therein is waived, in any manner that is materially adverse to the Orla Supporting Shareholder,

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in each case without the prior written consent of the Orla Supporting Shareholder; (iii) by Equinox Gold if (A) any of the representations and warranties of the applicable Orla Supporting Shareholder in the Orla Voting Support Agreement shall not be true and correct in all material respects; or (B) the applicable Orla Supporting Shareholder shall not have complied with its covenants to Equinox Gold contained in the Orla Voting Support Agreement, provided that Equinox Gold has notified the applicable Orla Supporting Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received; and (iv) automatically on the earlier of: (A) the Effective Time; and (B) the date and time that the Arrangement Agreement is terminated in accordance with its terms.

The foregoing is a summary of the Orla Voting Support Agreements only, and should be read together with the entire text of the Orla Voting Support Agreements, a copy which is available under Equinox Gold’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

RISK FACTORS

Risk Factors Relating to the Arrangement

Equinox Gold Shareholders voting in favour of the Share Issuance Resolution will be choosing to endorse the proposed acquisition of all issued and outstanding Orla Shares by Equinox Gold. In addition to the risk factors inherent in each of Equinox Gold’s and Orla’s businesses, described under the heading “Risk Factors” in the Equinox Gold AIF and Orla AIF, which are incorporated by reference herein, Equinox Gold Shareholders should carefully consider the following risk factors specifically associated with the Arrangement in evaluating whether to endorse the Share Issuance Resolution. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein and documents filed by Equinox Gold and Orla pursuant to applicable laws from time to time.

Arrangement may not be completed

Each of Equinox Gold and Orla has the right to terminate the Arrangement Agreement in certain circumstances. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside of the control of Equinox Gold or Orla. Among other things, the Arrangement is conditional upon the approval of the Arrangement Resolution by Orla Shareholders, approval of the Share Issuance Resolution by Equinox Gold Shareholders, Canadian Competition Approval, Mexican CNA Approval, TSX and NYSE American approval for listing of the Consideration Shares, and Court approval. Accordingly, there can be no assurance that any or all such approvals will be obtained and there is no certainty that the Arrangement will be completed in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement, or at all. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any approvals could have an adverse effect on the business, financial condition or results of operations of Equinox Gold or Post-Arrangement Equinox Gold.

Arrangement Agreement may be terminated

Each of Equinox Gold and Orla has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Equinox Gold provide any assurance, that the Arrangement Agreement will not be terminated before completion of the Arrangement. For instance, either Equinox Gold or Orla has the right, in certain circumstances, to terminate the Arrangement Agreement in the event of a Material Adverse Effect on the other Party. There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case Equinox Gold or Orla could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

Equinox Gold may be subject to a number of material risks relating to the Arrangement not being completed, including the following:

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(i)	certain costs related to the Arrangement, such as legal, financial advisor and accounting fees must be paid by Equinox Gold even if the Arrangement is not completed;

(ii)	if the Arrangement is not completed, the market price of Equinox Gold Shares may be adversely affected; and

(iii)	Equinox Gold may be required to pay the Termination Fee in certain circumstances or Expense Reimbursement of $10 million in certain other circumstances.

Restrictions on Equinox Gold prior to closing

The Arrangement Agreement restricts Equinox Gold from taking specified actions without the consent of Orla until the Arrangement is either completed or terminated. These restrictions may prevent Equinox Gold from pursuing attractive business opportunities that may arise prior to completion of the Arrangement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of Equinox Gold’s resources to the completion thereof and the restrictions that were imposed on Equinox Gold under the Arrangement Agreement may have an adverse effect on the current operations, future operations, financial condition and prospects of Equinox Gold as a standalone entity.

The Equinox Gold Shares issued in connection with the Arrangement may vary before completion of the Arrangement

Pursuant to the Arrangement, each Orla Shareholder will be entitled to receive 1.00 Equinox Gold Share for each Orla Share held. The Exchange Ratio was agreed by Equinox Gold and Orla on May 12, 2026 in connection with the execution of the Arrangement Agreement. While the Exchange Ratio will not be adjusted to reflect any changes in the market value of Equinox Gold Shares or Orla Shares, the market values of the Equinox Gold Shares and the Orla Shares at the Effective Time may vary significantly from the values at the date of the Arrangement Agreement. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Equinox Gold or Orla, market assessments of the likelihood the Arrangement will be completed, regulatory considerations, general market and economic conditions, changes in the prices of gold and other factors over which neither Equinox Gold nor Orla has control. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Equinox Gold Shares that Orla Shareholders may receive on the Effective Date.

Risks related to Orla’s business

While Equinox Gold has completed due diligence investigations in respect of Orla, including reviewing technical, environmental, legal, tax accounting, financial and other matters, certain risks may materialize, may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Equinox Gold and the combined assets of Equinox Gold and Orla following the Arrangement and may have a negative impact on the value of Post-Arrangement Equinox Gold shares.

Equinox Gold may become liable to pay the Termination Fee or Expense Reimbursement

If the Arrangement Agreement is terminated under certain circumstances, Equinox Gold may be required to pay the Termination Fee of $475 million to Orla. The Termination Fee may discourage third parties from attempting to propose a significant business transaction with Equinox Gold, even if a different transaction could provide better value to Equinox Gold Shareholders than the Arrangement. Moreover, if Equinox Gold is required to pay the Termination Fee under the Arrangement Agreement and Equinox Gold does not enter into or complete an alternative transaction, the financial condition of Equinox Gold may be materially adversely affected. In addition, if the Arrangement Agreement is terminated in certain circumstances, including where the Equinox Gold Shareholders have not approved the Share Issuance Resolution prior to the Outside Date, Equinox Gold will be obligated to reimburse Orla in respect of the reasonable and documented expenses Orla has incurred in connection with the Arrangement up to a maximum amount of $10 million.

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Dissent Rights

Orla Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Orla Shares in cash in connection with the Arrangement in accordance with the CBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement, the Final Order or any other order of the Court. Equinox Gold’s obligation to complete the Arrangement is conditional upon Dissent Rights not being exercised by Orla Shareholders holding more than 5% of the issued and outstanding Orla Shares. Accordingly, the Arrangement may not be completed if Orla Shareholders exercise Dissent Rights in respect of more than 5% of the issued and outstanding Orla Shares and Equinox Gold does not waive this condition to its obligation to complete the Arrangement. If Dissent Rights are exercised in respect of a significant number of Orla Shares, a substantial cash payment may be required to be made to such Orla Shareholders, which could have an adverse effect on Post-Arrangement Equinox Gold’s financial condition and cash resources.

Equinox Gold and Orla expect to incur significant costs associated with the Arrangement

Each of Equinox Gold and Orla will incur significant direct transaction costs in connection with the Arrangement. While such costs were anticipated, actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. Moreover, certain of Equinox Gold’s and Orla’s costs related to the Arrangement, including legal, financial, tax and other advisory services, due diligence, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed.

Risk Factors Relating to Post-Arrangement Equinox Gold

Possible failure to realize anticipated benefits of the Arrangement

Equinox Gold and Orla are proposing to complete the Arrangement to combine their assets and strengthen the position of Post-Arrangement Equinox Gold in the mining industry, including through the anticipated benefits set forth in this Circular under the heading “Background to the Arrangement and Recommendations – Reasons for the Arrangement”. Achieving the anticipated benefits of the Arrangement will depend in part on the ability of Post-Arrangement Equinox Gold to successfully integrate the businesses, execute its operating and development plans, fund and advance its key projects, realize expected growth opportunities and achieve the anticipated capital markets benefits. A variety of factors, including the risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Post-Arrangement Equinox Gold to achieve the anticipated benefits of the Arrangement.

Risks related to the integration of Equinox Gold and Orla

Post-Arrangement Equinox Gold’s ability to realize the benefits of the Arrangement will depend in part on successfully integrating operations, procedures and personnel in a timely and efficient manner. Equinox Gold and Orla have begun integration planning focused on safe and continuous operations. The Company cautions that there can be no assurance that expected benefits will be realized in the anticipated timeframe or at all. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Post-Arrangement Equinox Gold, and from operational matters during this process.

In addition, the integration process could result in disruption of existing relationships with employees, suppliers and other stakeholders of Equinox Gold and Orla. It is possible that the integration process could result in the loss of key employees, the disruption of ongoing operations or inconsistencies in standards, controls, policies and procedures that adversely affect the ability of management to maintain key relationships or to achieve the anticipated benefits of the Arrangement. The

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performance of Post-Arrangement Equinox Gold’s operations could be adversely affected if it cannot retain key employees to assist in the integration and operation of the combined portfolio.

Any inability of management to successfully integrate the businesses could have a material adverse effect on the business, financial condition and results of operations of Post-Arrangement Equinox Gold.

Foreign country and political risk

Post-Arrangement Equinox Gold will be subject to certain risks as a result of conducting foreign operations, including, but not limited to: possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; community opposition, protests, blockades or other disruptions affecting access to operations; government regulations relating to the mining industry; labour shortages, labour disputes, work stoppages, strikes, collective bargaining negotiations and other labour relations matters; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, tariffs, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.

Changes in laws, regulations, political attitudes or the interpretation or application of tax and other regulatory requirements in jurisdictions where Post-Arrangement Equinox Gold operates could increase costs or otherwise adversely affect its business, financial condition and results of operations.

A significant portion of Orla’s and Equinox Gold’s operations are currently conducted in Mexico. Incidents of crime, violence and other security risks may affect communities in the vicinity of Post-Arrangement Equinox Gold’s operations. Such incidents may prevent access to Post-Arrangement Equinox Gold’s mines or offices; halt or delay operations and production; result in harm to employees, contractors, visitors, or community members; increase employee absenteeism; create or increase tension in nearby communities; increase costs; or otherwise adversely affect Post-Arrangement Equinox Gold’s ability to conduct business. Post-Arrangement Equinox Gold can provide no assurance that criminal activity or related security incidents, in the future, will not have a material adverse effect on its operations.

On February 20, 2025, the U.S. State Department designated certain criminal organizations as Foreign Terrorist Organizations (FTOs) and Specially Designated Global Terrorists (SDGTs) under applicable U.S. antiterrorism laws. On the same day, the Government of Canada designated a similar list of organizations as terrorist groups under Canadian criminal law. These designations included a number of cartels operating in Mexico. The designations, which make it unlawful to provide material support or resources to the designated entities, may expose companies to criminal, civil and regulatory consequences. Due to the presence of these criminal organizations in Mexico, Post-Arrangement Equinox Gold’s policies, internal controls, security, and training may not be sufficient to address the risk of such organizations infiltrating Post-Arrangement Equinox Gold’s operations or third-party organizations, suppliers, vendors or other service providers. Failure to comply with U.S., Canadian or other similar foreign legislation could expose Post-Arrangement Equinox Gold and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect Post-Arrangement Equinox Gold’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations by Canadian, U.S., or foreign authorities could also have an adverse impact on Post-Arrangement Equinox Gold’s business, financial condition, and results of operations.

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As previously disclosed in the Orla Public Disclosure Record, Orla has been involved in proceedings under the Rapid Response Labour Mechanism of the Canada-U.S.-Mexico Agreement relating to labour rights at its Camino Rojo mine in Mexico. Orla has implemented and continues to implement remedial measures in response to those proceedings. In addition, also as previously disclosed in the Orla Public Disclosure Record, Orla is reviewing potential criminal activity at its Camino Rojo mine. Orla has voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada and the Department of Justice in the United States and is cooperating with these authorities. There can be no assurance that such matters, or any related proceedings or claims, will not result in additional costs, operational disruption, reputational harm or otherwise adversely affect Post-Arrangement Equinox Gold’s business, financial condition or results of operations.

In Mexico, recent and proposed changes to the mining legal and regulatory framework may also materially affect Post-Arrangement Equinox Gold’s future concessions, development plans and operating practices.

For additional information, see “Section IV – Discussion of Operations – B. Camino Rojo, Mexico – Regulatory Matters” in the Orla Annual MD&A.

Mineral reserves and mineral resources may not be realizable

The mineral reserves and mineral resources in respect of the properties in which Equinox Gold and Orla hold interests are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Actual mineralization, recoveries and production results may not conform to geological or other expectations, and the volume and grade of production may be below the estimated levels.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the control of Equinox Gold and Orla. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold and silver, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold and silver, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

Market price of mineral commodities

Post-Arrangement Equinox Gold’s profitability is largely tied to the market price of gold. A decline in gold prices could negatively impact Post-Arrangement Equinox Gold’s cash flow, its ability to continue operations at existing mines, and its ability to advance development of its expansion projects. Gold prices are influenced by factors beyond Post-Arrangement Equinox Gold’s control, such as global supply and demand, interest rates, foreign exchange rates, inflation, and the political and economic conditions of major gold producing countries. Sustained decreases in gold prices could render certain operations or development projects uneconomic and may also affect Post-Arrangement Equinox Gold’s Mineral Reserve and Mineral Resource estimates. Post-Arrangement Equinox Gold may have various agreements which require the delivery of gold over time. While such hedging and prepay arrangements may reduce cash flow variability or provide financing, they may also limit Post-Arrangement Equinox Gold’s ability to benefit from increases in gold prices and may result in Post-Arrangement Equinox Gold being required to deliver gold at contracted prices, which could adversely affect cash flows in a rising gold price environment. From time to time, Post-Arrangement Equinox Gold may seek to mitigate the market price risk associated with gold production by committing a portion of forecasted gold production to forward sales and option contracts. These contracts could materially adversely affect Post-Arrangement Equinox Gold’s financial performance if the gold price exceeds the upper limit of the contracts, as the Company would not benefit from the increased cash flow associated with the hedged ounces.

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Adverse effects on Equinox Gold Shares

On completion of the Arrangement, a significant number of additional Equinox Gold Shares will be issued and available for trading in the public market. The increase in the number of Equinox Gold Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Equinox Gold Shares.

Immediately following the completion of the Arrangement, former Orla Shareholders are expected to own approximately 33% of the Equinox Gold Shares, based on the number of Equinox Gold Shares and Orla Shares outstanding as of the date of this Circular and assuming there are no Dissenting Orla Shareholders.

Post-Arrangement Equinox Gold may not realize the benefits of its growth projects

As part of its strategy, Post-Arrangement Equinox Gold will continue to develop new mineral projects. A number of risks and uncertainties are associated with the exploration and development of projects, including political, regulatory, design, construction, labour, operating, technical and geological risks, uncertainties relating to capital and other costs and financing risks.

The level of capital costs, operating cost and production estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. Actual results of Post-Arrangement Equinox Gold’s projects may differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, Post-Arrangement Equinox Gold’s business, results of operations, financial condition and liquidity could be adversely impacted.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of Post-Arrangement Equinox Gold’s financial condition or results of operations following the Arrangement

The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be indicative of Post-Arrangement Equinox Gold’s financial condition or results of operations following the Arrangement. For example, the unaudited pro forma consolidated financial statements have been derived from the historical financial statements of Orla and Equinox Gold and certain assumptions have been made, which may not, with the passage of time, prove to be relevant or correct. The information upon which these assumptions have been made is historical, preliminary and is not reflective of any financial performance of Post-Arrangement Equinox Gold following the Arrangement. Moreover, the unaudited pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by Orla and Equinox Gold in connection with the Arrangement, including the impact of any incremental costs incurred in integrating Equinox Gold and Orla. In addition, the assumptions used in preparing the unaudited pro forma consolidated financial statements may not prove to be accurate, and may not be reflective of Post-Arrangement Equinox Gold’s financial condition or results of operations following closing of the Arrangement. The market price of the Equinox Gold Shares may be adversely affected if the actual results of Post-Arrangement Equinox Gold fall short of the unaudited pro forma consolidated financial statements contained in this Circular. See selected unaudited pro forma consolidated financial statements of Post-Arrangement Equinox Gold included in “Schedule “I” – Information Concerning Post-Arrangement Equinox Gold” under the heading “Selected Unaudited Pro Forma Financial Information”.

INFORMATION CONCERNING EQUINOX GOLD

See “Schedule “G”– Information Concerning Equinox Gold” for additional information regarding Equinox Gold.

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INFORMATION CONCERNING ORLA

See “Schedule “H” – Information Concerning Orla” for additional information regarding Orla.

INFORMATION CONCERNING POST-ARRANGEMENT EQUINOX GOLD

See “Schedule “I” – Information Concerning Post-Arrangement Equinox Gold”.

OTHER INFORMATION

Shares and Principal Shareholders

Equinox Gold is authorized to issue an unlimited number of Equinox Gold Shares without par value. As of the Record Date, there were 789,157,839 Equinox Gold Shares issued and outstanding, each carrying the right to one vote per share.

To the knowledge of the directors and officers of the Company, as of the Record Date, except as noted below, no person or company beneficially owned or exercised control or direction over, directly or indirectly, Equinox Gold Shares carrying more than 10% of the voting rights attached to all outstanding Equinox Gold Shares. No new class of voting securities will be created and the Consideration Shares will carry the same rights as the existing Equinox Gold Shares.

Shareholder	Number of Equinox Gold Shares	% of Outstanding Equinox Gold Shares
Van Eck Associates Corp.	85,080,607(1)(2)	10.8%

Notes:

1.	As at March 31, 2026.
2.	Source: Schedule 13F filed by Van Eck Associates Corp. on March 31, 2026.

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than directors or senior officers of Equinox Gold.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers has at any time since January 1, 2026, or any associate or affiliate of any of the foregoing persons, held any material interest, direct or indirect, by way of beneficial ownership of our shares or otherwise, in the Share Issuance Resolution.

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of the executive officers, directors, employees or former executive officers, directors or employees of Equinox Gold or any of our subsidiaries is indebted to Equinox Gold or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Equinox Gold or any of our subsidiaries. Similarly, Equinox Gold was not indebted to any of its directors, officers or employees during 2025.

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Legal Matters

Certain Canadian legal matters relating to the Arrangement are passed upon by Blakes and certain United States legal matters relating to the Arrangement are passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP. As at the date of this Circular, the designated professionals of Blakes beneficially owned, directly or indirectly, less than 1% of the outstanding Equinox Gold Shares, and the designated professionals of Paul, Weiss, Rifkind, Wharton & Garrison LLP held less than 1% of the outstanding Equinox Gold Shares.

Interests of Experts

The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship
BMO Capital Markets	Financial advisor to Equinox Gold and provider of the BMO Fairness Opinion
CIBC World Markets	Provider of the CIBC Fairness Opinion
KPMG LLP	Former Auditor of Equinox Gold
Blakes	Canadian Legal counsel to Equinox Gold
Paul, Weiss, Rifkind, Wharton & Garrison LLP	U.S. Legal counsel to Equinox Gold
Scotia Capital Inc.	Provider of fairness opinions to the Orla Board and the special committee of independent members of the Orla Board
Fort Advisory Partners	Provider of fairness opinions to the Orla Board and the special committee of independent members of the Orla Board
Ernst & Young LLP	Former Auditor of Orla
Deloitte LLP	Auditor of Orla
Cassels Brock & Blackwell LLP	Canadian Legal counsel to Orla
Crowell & Moring LLP	U.S. Legal counsel to Orla

To the knowledge of Equinox Gold, neither BMO Capital Markets, CIBC World Markets nor any of the designated professionals thereof held securities or other property of Equinox Gold (or any of its associates or affiliates) representing more than 1% of all issued and outstanding Equinox Gold Shares as at the date of the BMO Fairness Opinion and the CIBC Fairness Opinion, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

The Company’s independent auditor is Deloitte LLP. Effective May 21, 2026, the Company’s former auditor, KPMG LLP, resigned as auditor of the Company and Deloitte LLP was appointed to fill the vacancy for the fiscal year ending December 31, 2026. As the Company’s auditor until May 20, 2026, KPMG LLP has prepared the report of the Independent Registered Public Accounting Firm dated February 20, 2026 in respect of the Equinox Gold Annual Financial Statements. Deloitte LLP has confirmed that they are independent with respect to Equinox Gold within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and that they are independent accountants with respect to Equinox Gold under all relevant U.S. professional and regulatory standards. KPMG LLP has confirmed that they were independent as at February 20, 2026 and during the period covered by the Equinox Gold Annual Financial Statements on which they reported, with respect to Equinox Gold within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they were independent accountants with respect to Equinox Gold under all relevant U.S. professional and regulatory standards.

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The Orla Annual Financial Statements incorporated by reference in this Circular have been audited by Deloitte LLP, Orla’s auditor, with respect to the consolidated financial statements of Orla as at and for the year ended December 31, 2025, and Ernst & Young LLP, Orla’s predecessor auditor, with respect to the consolidated financial statements of Orla as at and for the year ended December 31, 2024, as stated in their reports dated on March 19, 2026 and March 18, 2025, respectively, which are also incorporated herein by reference. Deloitte LLP is independent with respect to Orla, within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB), and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia. Ernst & Young LLP has advised that, as of March 18, 2025 and throughout the period covered by the financial statements on which they reported, they were independent with respect to Orla within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB, and in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

With respect to technical information relating to Equinox Gold contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

•

Phillipe Lebleu, P. Eng., Scott Davidson, P. Geo., Niel de Bruin, P. Geo., Kelly Boychuk, P. Eng., and Alex Thompson, P. Geo., each of whom was at the time of filing the report, an employee of Equinox Gold, and Neil Lincoln, P. Eng., independent metallurgical consultant, who is, or was at the time of filing the report, independent of Equinox Gold, prepared the Greenstone Technical Report;

•

Nicholas Capps, P. Geo., Niel de Bruin, P. Geo., Scott Davidson, P. Geo., Kelly Boychuk, P. Eng., each of whom was at the time of filing the report, an employee of Equinox Gold; Jeff Colden, P. Eng. of Moose Mountain Technical Services, a mining consultant to the Company who was, at the time of filing the report, not independent of Equinox Gold; Neil Lincoln, P. Eng., Grant A Malensek, P. Eng. and Stuart Collins, P.E. of SLR Consulting (Canada) Ltd., each of whom was at the time of filing the report, independent of Equinox Gold; and Tony Gilman, P. Eng of Terrane Geoscience Inc., who was at the time of filing the report, independent of Equinox Gold, prepared the Valentine Technical Report;

•

Matthew MacPhail, P.Eng., Niel de Bruin, P. Geo., and Phillipe Lebleu P.Eng. of Equinox Gold are “Qualified Persons” under NI 43-101 and are named as having reviewed and approved the disclosure of the consolidated mineral reserves and mineral resources contained in the Equinox Gold AIF; and

•

except as otherwise provided in this Circular, all scientific and technical information related to Equinox Gold in this Circular, or incorporated by reference in “Schedule “G” - Information Concerning Equinox Gold” attached to this Circular, has been reviewed and approved by Matthew MacPhail, P.Eng., Niel de Bruin, P. Geo., and Phillipe Lebleu P.Eng. of Equinox Gold, each of whom are “Qualified Persons” under NI 43-101.

With respect to technical information relating to Orla contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

•

Ryan S. Wilson, P. Geo., David Frost, FAusIMM, Daniel Gagnon, P.Eng., of DRA Americas Inc.; James Theriault, P.Eng., of SLR Consulting (Canada) Ltd.; and Paul Gauthier, P.Eng., Paul Palmer, P.Eng. and William Richard McBride, P.Eng., of WSP Canada Inc. have acted as Qualified Persons on the Musselwhite Technical Report. Each of the aforementioned persons is independent of Orla;

•

Marie-Christine Gosselin, P.Geo, Luis Vasquez, M. Sc., P. Eng and Frank Palkovits and James (Jim) Theriault of SLR Consulting (Canada) Ltd.; Caleb Cook, P.E. of Kappes, Cassiday & Associates; Andrew Kelly, P. Eng. of Blue Coast Research

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Ltd., Andrew Boushy and David Frost of DRA Americas Inc.; Patrick McCann of Entech Mining Ltd.; and Sylvain Guerard and Stephen Ling, both employees of Orla have acted as Qualified Persons on the Camino Rojo Technical Report. Each of the aforementioned persons, other than Sylvain Guerard and Stephen Ling, as employees of Orla, is independent of Orla;

•

Matthew Sletten, P.E. and Benjamin Bermudez, P.E. of M3 Engineering & Technology Corp.; Michael S. Lindholm, CPG, Thomas Dyer, P.E. and Gary (Joe) Petersen, SME-RM, QP, of RESPEC Company LLC; Raymond H. Walton, P.E. of Ray Walton Consulting Inc.; Richard DeLong, QP-MMSA, RG, PG of WestLand, a Trinity Consultants Team; and Warren Black, M.Sc., P. Geo. and Michael Dufresne, M.Sc., P. Geo, of APEX Geoscience Ltd. have acted as Qualified Persons on the South Railroad Technical Report. Each of the aforementioned persons is independent of Orla;

•

Except as otherwise provided in this Circular, all scientific and technical information related to Orla in this Circular, or incorporated by reference in “Schedule “H” – Information Concerning Orla” attached to this Circular, has been reviewed and approved by J. Andrew Cormier, P.Eng., Orla’s Chief Operating Officer and Sylvain Guerard, P.Geo., Orla’s Senior Vice President, Exploration, who are each a Qualified Person under NI 43-101. Stephen Ling, P. Eng., Orla’s Vice President, Technical Services and a Qualified Person under NI 43-101, has reviewed and approved the updated mineral reserve estimate for the Camino Rojo Mine contained under the headings “Summary of Mineral Reserve and Mineral Resources Estimates” and “Mineral Properties – Camino Rojo” contained in the Orla AIF, which is incorporated by reference in “Schedule “H” – Information Concerning Orla” appended to this Circular. Jack Lawson, P.Eng., Engineering Superintendent at Musselwhite Mine and a Qualified Person under NI 43-101, has reviewed and approved the updated mineral reserve estimate for the Musselwhite Mine contained in the Orla AIF, which is incorporated by reference in “Schedule “H” – Information Concerning Orla” appended to this Circular. Mark Williams, P.Geo., Chief Geologist at Musselwhite Mine and a Qualified Person under NI 43-101, has reviewed and approved the updated mineral resource estimate for the Musselwhite Mine contained in the Orla AIF, which is incorporated by reference in “Schedule “H” – Information Concerning Orla” appended to this Circular, who is a Qualified Person under NI 43-101.

To Equinox Gold’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Equinox Gold Shares.

As at the date of this Circular, other than Matthew MacPhail, Phillipe Lebleu, Scott Davidson, Niel de Bruin and Alex Thompson, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since January 1, 2025, or in any proposed transaction, that has materially affected or will materially affect the Company or any of our subsidiaries.

Additional Information

Additional information relating to Equinox Gold and its business activities, including financial information provided in the Equinox Gold Financial Statements and Equinox Gold MD&As, are available on SEDAR+ and EDGAR and on the Company’s website. Shareholders may also contact the Company at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for the Share Issuance Resolution will be available on SEDAR+, on EDGAR and on the Company’s website.

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SCHEDULE “A”

Share Issuance Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(1)

Equinox Gold Corp. (Equinox Gold) is hereby authorized to issue up to 421,770,377 common shares in the capital of Equinox Gold (Equinox Gold Shares) as is necessary to allow Equinox Gold to acquire 100% of the issued and outstanding common shares of Orla Mining Ltd. (Orla) pursuant to a plan of arrangement (as it may be modified, amended or supplemented, the Plan of Arrangement) in accordance with the arrangement agreement dated May 12, 2026 among Equinox Gold and Company (as it may be amended, modified or supplemented, the Arrangement Agreement), as more particularly described in the notice of meeting and management information circular of Equinox Gold dated June 19, 2026, including, but not limited to the issuance of Equinox Gold Shares upon the exercise, conversion or settlement of the convertible securities of Orla, as applicable, a 2% buffer to account for clerical and administrative matters, and the issuance of Equinox Gold Shares for any other matters contemplated by the Arrangement;

(2)

Notwithstanding that this resolution has been passed by shareholders of Equinox Gold, the directors of Equinox Gold are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of Equinox Gold; and

(3)

Any director or officer of Equinox Gold is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Equinox Gold, to execute or cause to be executed, under the seal of Equinox Gold or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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SCHEDULE “B”

Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“Acquiror” means Equinox Gold Corp.;

“Acquiror Shares” means the common shares of Acquiror as currently constituted;

“Acquiror Holdco” means a corporation incorporated under the federal laws of Canada prior to the Effective Date, and which will be, when incorporated, a wholly-owned subsidiary of Acquiror;

“Acquiror Holdco Shares” means common shares in the capital of Acquiror Holdco;

“affiliate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

“Amalco” has the meaning set forth in Section 3.1(h)(i).

“Amalco Shares” has the meaning set forth in Section 3.11(d);

“Amalgamation” has the meaning set forth in Section 3.1(h)(i);

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 or at the direction of the Court in the Final Order with the prior written consent of Company and Acquiror, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated May 12, 2026 between Acquiror and Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

“Cash Consideration” means $0.0001 per Company Share, without interest;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

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“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Company” means Orla Mining Ltd.;

“Company Bonus Share Agreement” means the bonus share agreement dated July 14, 2017 between the Company and Charles Jeannes;

“Company Bonus Shares” means 500,000 Company Shares issuable to the Chairman of the Company Board pursuant the Company Bonus Share Agreement;

“Company DSU” means a deferred share unit issued pursuant to the Company DSU Plan;

“Company DSU Holder” means a holder of one or more Company DSUs;

“Company DSU Plan” means the deferred share unit plan of Company effective June 27, 2018 and amended June 12, 2019;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Notes” means the convertible notes of Company;

“Company Noteholder” means a holder of one or more Company Notes;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

“Company Optionholders” means the holders of Company Options;

“Company PSU” means a performance share unit issued pursuant to the Company PSU Plan;

“Company PSU Holder” means a holder of one or more Company PSUs;

“Company PSU Plan” means the performance share unit plan of the Company effective March 27, 2023 and amended March 30, 2024 and December 18, 2025;

“Company RSU” means a restricted share unit issued pursuant to the Company RSU Plan;

“Company RSU Holder” means a holder of one or more Company RSUs;

“Company RSU Plan” means the restricted share unit plan of Company effective April 2, 2020 and amended June 24, 2025;

“Company Shareholder” means a holder of Company Shares;

“Company Shares” means the common shares of Company, as currently constituted;

“Company Stock Option Plan” means the stock option plan of the Company effective December 6, 2016 and amended May 24, 2018, June 12, 2019 and June 24, 2025;

“Company Warrants” means the common share purchase warrants of Company;

“Company Warrantholder” means a holder of one or more Company Warrants;

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2026 Special Meeting of Shareholders

“Consideration” means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of the Consideration Shares and the Cash Consideration;

“Consideration Shares” means the Acquiror Shares to be issued to the Company Shareholders pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 4 of this Plan of Arrangement (provided that Dissent Rights of such Dissenting Shareholder have not terminated or ceased to apply with respect to such shares);

“Dissenting Shareholder” means a registered holder of Company Shares as of the record date of the Company Meeting who has (i) duly and validly exercised Dissent Rights in strict compliance with the dissent procedures set out in Section 190 of the CBCA, as modified by Section 4.1 hereto, the Interim Order, the Final Order, or any other order of the Court, and (ii) who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“DRS” shall have the meaning ascribed thereto in Section 3.5;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, unless a different time on the Effective Date is agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

“Exchange Ratio” means 1.00 of an Acquiror Share for each Company Share;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, approving the Arrangement, in form and substance acceptable to Company and Acquiror, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that any such amendment, modification, supplementation or variation is acceptable to both Company and Acquiror, each acting reasonably), or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Company and Acquiror, each acting reasonably);

“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, tribal, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX;

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2026 Special Meeting of Shareholders

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Acquiror Shares issuable as Consideration pursuant to the Arrangement, made pursuant to Section 192 of the CBCA following the application contemplated by Section 2.3(a) of the Arrangement Agreement, in form and substance acceptable to both Company and Acquiror, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Company and Acquiror, each acting reasonably);

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Parties” means, Company and Acquiror and “Party” means any of them;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court, with the consent of Company and Acquiror, each acting reasonably;

“Section 85 Election” shall have the meaning ascribed thereto in Section 3.8;

“Transmittal Letter” means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to them in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

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1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of United States.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on, without any further act or formality required on the part of any Person: Acquiror, Acquiror Holdco, Company, the Depositary, all registered and beneficial Company Shares, including Dissenting Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company DSU Holders, Company Noteholders, Company Warrantholders, the registrar and transfer agent in respect of the Company Shares, Amalco (upon and following the Amalgamation) and all other persons.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

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ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

(a)

each Company RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings pursuant to Section 5.4, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares), and shall cease to represent a restricted share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to Section 3.1(e), and each such Company RSU shall be immediately cancelled by the Company and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as Company RSU Holders. Each Company RSU Holder’s name shall be removed from the register of Company RSUs maintained by or on behalf of Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(b)

each Company DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings pursuant to Section 5.4, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares), and shall cease to represent a deferred share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to Section 3.1(e), and each such Company DSU shall be immediately cancelled by the Company and the holders of such Company DSUs shall cease to be holders thereof and to have any rights as Company DSU Holders. Each Company DSU Holder’s name shall be removed from the register of Company DSUs maintained by or on behalf of Company and all agreements relating to the Company DSUs shall be terminated and shall be of no further force and effect;

(c)

each Company PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent such that the “Performance Percentage” (as provided for under the Company PSU Plan) shall be deemed at 100%, shall be transferred by the holder thereof to the Company and cancelled by the Company in exchange for a cash payment, net of withholdings pursuant to Section 5.4, by the Company (using Company’s own funds not funds directly or indirectly provided by Acquiror or its affiliates) equal to the Market Price (as defined in the Company PSU Plan).

(d)

immediately prior to the exchange set forth in Section 3.1(e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to Company (free and clear of any Liens of any nature whatsoever) and cancelled, and Company shall thereupon be obligated to pay the amount therefore determined and payable in accordance with Article 4, and:

(i)

such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Company Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in Section 4.1 out of reserves established by the Company therefore; and

(ii)	such Dissenting Shareholder’s names shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company;

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(e)

each outstanding Company Share (excluding any Dissent Share or any Company Shares held by Acquiror or its affiliates but including Company Shares issued pursuant to Section 3.1(a) and Section 3.1(b) above) shall be deemed to be transferred and assigned by the holder thereof, without further act or on its part, to Acquiror (free and clear of all Liens of any nature whatsoever) in exchange for the Consideration, and

(A)

each holder of such Company Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Consideration per Company Share in accordance with this Plan of Arrangement;

(B)	the name of each such holder shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company; and

(C)

Acquiror shall be deemed to be the transferee of such Company Shares (free and clear of any Liens of any nature whatsoever) and the register of Company Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly;

(f)

notwithstanding the Company Stock Option Plan, each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall fully vest, and such Company Option shall remain outstanding in accordance with the terms of the Company Stock Option Plan, and the rights under such Company Option to acquire Company Shares shall be disposed of in exchange for new rights under such Company Option to acquire from the Acquiror, pursuant to the terms of the Company Option and in accordance with the terms of the Company Stock Option Plan, such number of Acquiror Shares equal to: (A) the number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Acquiror Shares, at an exercise price equal to the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. The Company Option shall be exercisable until the original expiry date of the Company Option, except that the term of any Company Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Acquiror following thirty days after the Effective Date shall be the lesser of (i) the current expiry date of the Company Option; and (ii) the date that is twelve months following the Effective Date. For greater certainty, except as otherwise set out herein, the original grant agreement evidencing a Company Option and all terms and conditions of such Company Option and the conditions to and manner of exercising such Company Option existing prior to the Effective Time, shall in each case remain the same, and such Company Option shall continue after the Effective Time until such Company Option is exercised, terminated or expires in accordance with such terms and conditions;

(g)

all Company Shares held by the Acquiror shall be, and shall be deemed to be, transferred to Acquiror Holdco in exchange for Acquiror Holdco Shares having a value and stated capital equal to the value of the Company Shares transferred, and Acquiror Holdco shall be added to the securities register maintained by or on behalf of Company in respect of the Company Shares showing such holder as the legal and beneficial owner of the Company Shares transferred and Acquiror shall be added to the securities register maintained by or on behalf of Acquiror Holdco in respect of the Acquiror Holdco Shares showing such holder as the legal and beneficial owner of the Acquiror Holdco Shares issued. Acquiror and Acquiror Holdco will jointly file an election under section 85 of the Tax Act with an agreed amount not exceeding the adjusted cost base (as defined in the Tax Act) of the Company Shares transferred to Acquiror Holdco; and

(h)

on the date that is two (2) Business Days after Company files a valid T2067 election under subsection 89(1) of the Tax Act to cease to be a “public corporation” for purposes of the Tax Act (which filing shall occur no later than five (5) Business Days following the date that the Company Shares are officially delisted from each and every “designated stock exchange” (within the meaning of the Tax Act) in Canada):

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(i)

Acquiror Holdco and Company shall amalgamate (the “Amalgamation”) to form one corporate entity with the same effect as if they were amalgamated under section 181 of the CBCA, except that the separate legal existence of Company will not cease and Company will survive the Amalgamation (Company, as such surviving entity, “Amalco”) and, for the avoidance of doubt, the Amalgamation together with the transactions described in Sections 3.1(a) through 3.1(h) are intended to constitute a single, integrated transaction qualifying as a tax deferred reorganization within the meaning of section 368(a)(1)(A) of the U.S. Tax Code by reason of section 368(a)(2)(E) of the U.S. Tax Code for all United States federal income tax purposes, and the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act;

(ii)

effective immediately prior to the Amalgamation, the stated capital account maintained in respect of the Company Shares shall be reduced to CAD$1.00 and the amount by which the stated capital of Company is reduced shall not be distributed to Acquiror Holdco;

(iii)

pursuant to the Amalgamation, the separate legal existence of Acquiror Holdco shall cease without Acquiror Holdco being liquidated or wound up and Acquiror Holdco and Company shall continue as Amalco, and the property and obligations of Acquiror Holdco and Company shall become the property and obligations of Amalco, as more fully described in Section 3.11;

(iv)	effective on the Amalgamation, each Company Share shall be cancelled without any repayment of stated capital in respect of those shares; and

(v)	effective on the Amalgamation, each Acquiror Holdco Share will be exchanged for an Amalco Share, as more fully described in Section 3.11(e).

The exchanges and cancellations provided for in Sections 3.1(a) through 3.1(g) will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2	Company Notes

In accordance with the terms of each of the Company Notes and to the extent not otherwise exercised, each holder of a Company Note shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Note, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Notes immediately prior to the Effective Time. Each Company Note shall continue to be governed by and be subject to the terms of the applicable Company Note certificate, subject to any supplemental exercise documents issued by Acquiror to Company Noteholders to facilitate the exercise of the Company Notes and the payment of the corresponding portion of the exercise price thereof. Company Noteholders will be advised that securities issuable upon the exercise of the Company Notes in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.3	Company Warrants

In accordance with the terms of each of the Company Warrants and to the extent not otherwise exercised, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder

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had exercised such holder’s Company Warrants immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Company Warrant certificate, subject to any supplemental exercise documents issued by Acquiror to Company Warrantholders to facilitate the exercise of the Company Warrants and the payment of the corresponding portion of the exercise price thereof. Company Warrantholders will be advised that securities issuable upon the exercise of the Company Warrants in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.4	Company Bonus Shares

Notwithstanding the terms of the Company Bonus Share Agreement, the Company Bonus Shares outstanding immediately prior to the Effective Time shall not vest in accordance with the terms of the Company Bonus Share Agreement on the occurrence of a Change of Control (as such term is defined in the Company Bonus Share Agreement) but shall be adjusted such that the Company Bonus Shares shall vest and be settled on the date the holder thereof ceases to act as a director of the Acquiror Board, and the holder of the Company Bonus Shares shall be entitled to receive (and such holder shall accept) upon the settlement of such Company Bonus Shares following the Effective Date, in lieu of Company Shares to which such holder was theretofore entitled upon such settlement, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such Company Bonus Shares had settled immediately prior to the Effective Time. The holder of the Company Bonus Shares will be advised that securities issuable upon the settlement of the Company Bonus Shares in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.5	Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary certificates or direct registration (“DRS”) advice-statements representing the Acquiror Shares required to be issued to Former Company Shareholders and cash required to satisfy the aggregate Cash Consideration, all in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements and cash shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Acquiror Shares and Cash Consideration to which they are entitled pursuant to Section 3.1.

3.6	Acquiror Shares

(a)

No fractional Acquiror Shares shall be issued to Former Company Shareholders. The number of Acquiror Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Acquiror Share in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Acquiror Share; and

(b)

All Acquiror Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the Business Corporations Act (British Columbia).

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3.7	No Fractional Cash Consideration

In any case where the aggregate amount of cash payable to a particular Company Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent.

3.8	Section 85 Election

(a)

An Eligible Holder who is entitled to receive Acquiror Shares under Section 3.1(e) shall be entitled to make a joint income tax election with Acquiror, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of Company Shares under this Plan of Arrangement by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before 120 days following the Effective Date. Acquiror shall, within 60 days of receipt thereof, sign and return validly completed election forms which are in compliance with the provisions of the Tax Act (and applicable provincial tax law) and the procedures in the tax instruction letter and which are received within 120 days following the Effective Date to the relevant Eligible Holders for filing with the Canada Revenue Agency (or applicable provincial tax authority). Other than the foregoing obligation, neither the Company, Acquiror nor any successor corporation shall be responsible for the proper completion of any election form, nor for any Taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Acquiror or any successor corporation may choose to sign and return a joint election form received by it more than 120 days following the Effective Date, but will have no obligation to do so.

(b)

Upon receipt of a Transmittal Letter in which the Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Acquiror will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Acquiror in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes (subject to the applicable provisions of the Tax Act and applicable provincial tax law) in respect of the sale of the Eligible Holder’s Company Shares.

3.9	Calculations

All calculations and determinations made by Acquiror, Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.10	Adjustments to Consideration

The Consideration Shares issuable to a Company Shareholder pursuant to Section 3.1(e) shall be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Company Shares), consolidation, reorganization, recapitalization or other like change with respect to Company Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

3.11	Amalgamation of Acquiror Holdco and Company

Pursuant to Section 3.1(h), Acquiror Holdco and Company shall amalgamate to form Amalco under the CBCA, with the effect described below, and, unless and until otherwise determined in the manner required by Law, the following shall apply:

(a)	Name. The name of Amalco shall be Orla Mining Ltd.;

(b)	Registered Office. The registered office of Amalco shall be located in Vancouver, British Columbia. The address of the registered office shall be ●;

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(c)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;

(d)	Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares (“Amalco Shares”);

(e)	Share Provisions. Amalco Shares shall have the same terms as Acquiror Holdco Shares;

(f)	First Directors. The first director(s) of Amalco shall be ●;

(g)	Articles. The articles of Amalco shall be the same as the articles of Company;

(h)	By-Laws. The by-laws of Amalco shall be the same as the by-laws of Company;

(i)	First Annual General Meeting. The first annual general meeting of Amalco shall be held within 18 months from the Effective Date;

(j)

Stated Capital. The stated capital of the issued and outstanding Amalco Shares shall be equal to the stated capital of the issued and outstanding Acquiror Holdco Shares immediately before the Amalgamation; and

(k)	Effect of Amalgamation. Upon the Amalgamation becoming effective:

(i)	the property of Acquiror Holdco and Company shall continue to be the property of Amalco;

(ii)	Amalco shall continue to be liable for the obligations of Acquiror Holdco and Company;

(iii)	all existing causes of action, claims or liabilities to prosecution with respect to Acquiror Holdco and Company shall be unaffected;

(iv)	all civil, criminal or administrative actions or proceedings pending by or against Acquiror Holdco or Company may be continued to be prosecuted by or against Amalco;

(v)	all convictions against, or rulings, orders or judgments in favour of or against Acquiror Holdco or Company may be enforced by or against Amalco; and

(vi)

the articles of amalgamation of Amalco will be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation of Amalco will be deemed to be the certificate of incorporation of Amalco.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders (other than Acquiror and its affiliates) as of the record date of the Company Meeting may exercise rights of dissent (“Dissent Rights”) with respect to all (but not less than all) Company Shares held by such holder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order, or any other order of the Court, and this Section 4.1; provided that, notwithstanding anything to the contrary contained in part XV of the CBCA, the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution contemplated by section 190(5) of the CBCA must be received by Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly and validly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares

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held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Company, free and clear of all Liens, as provided in Section 3.1(a) and if such Dissenting Shareholder:

(a)

is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(d)); (ii) will be entitled to be paid the fair value of such Company Shares, less applicable withholding Taxes in accordance with Section 5.4, by Company (using Company’s own funds and not funds directly or indirectly provided by Acquiror or its affiliates), which fair value, notwithstanding anything to the contrary contained in Section 190 of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b)

is ultimately not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(e) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall Acquiror, Company, Amalco or any other person be required to recognize a person exercising Dissent Rights as a holder of Company Shares unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights.

(b)

For greater certainty, in addition to any other restrictions under section 190 of the CBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any holder of a Company Note, Company Warrant, Company Bonus Shares, Company RSU, Company DSU or Company PSU; and (iii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

(c)

In no case shall Acquiror, Company, Amalco or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs, and Company or Amalco as successor to Company shall be recorded as the registered holder of such Company Shares and shall be deemed to be the legal owner of such Company Shares.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)

Upon surrender to the Depositary for cancellation of a certificate or a DRS advice-statement that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Acquiror Shares and Cash Consideration in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate or DRS advice-statement under the CBCA and the constating documents of Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS advice-statement shall be entitled to receive in exchange therefor, and the Depositary

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shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Acquiror Shares and Cash Consideration that such holder is entitled to receive in accordance with Section 3.1.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate or DRS advice-statement that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Cash Consideration and a certificate or DRS advice-statement representing Acquiror Shares that the holder of such certificate or DRS advice-statement is entitled to receive in accordance with Section 3.1.

5.2	Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Acquiror Shares and Cash Consideration that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate representing Acquiror Shares and Cash Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Cash Consideration and a certificate representing such Acquiror Shares is to be delivered shall, as a condition precedent to the delivery of such Cash Consideration and Acquiror Shares, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of Company.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Acquiror Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.

5.4	Withholding Rights

Acquiror, Company, the Depositary, and their respective agents, as applicable (in this paragraph, the “payor”), shall each be entitled to deduct and withhold from any consideration payable (whether in cash or in kind, and including for avoidance of doubt the Consideration Shares) or otherwise deliverable to any person under the Plan of Arrangement and Arrangement Agreement (including any payment to Dissenting Shareholders) such amounts as the payor is required to deduct or withhold therefrom under any applicable Law in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person thereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity when required by Law by, or on behalf of, the payor. Each payor is hereby authorized to sell or otherwise dispose of, on behalf of such person in respect of which a deduction or withholding was made, such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds (after deducting all reasonable commissions, fees and other reasonable expenses in respect of such sale) to the payor to enable it to comply with such deduction or withholding requirement and the payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such

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sale will be made in accordance with applicable Laws and at prevailing market prices, and no payor shall be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Consideration Shares or other securities, as applicable, so sold. No payor will be liable for any loss arising out of any such sale.

5.5	Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or 5.2 on or before the date that is six years after the Effective Date (the “final proscription date”), then the Cash Consideration to which such Former Company Shareholder was entitled to receive shall be automatically returned to Acquiror and the Acquiror Shares that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Acquiror Shares shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror, and the interest of the Former Company Shareholder in such Acquiror Shares and Cash Consideration to which it was entitled shall be terminated as of such final proscription date.

5.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs, Company DSUs, Company PSUs, Company Notes or Company Warrants, issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders (other than Acquiror or any of its affiliates), Company Optionholders, Company RSU Holders, Company DSU Holders, Company PSU Holders, Company Noteholders and Company Warrantholders, Company, Acquiror, Acquiror Holdco, Amalco, the Depositary and any transfer agent or other depositary therefore in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company RSUs, Company DSUs, Company PSUs, Company Notes or Company Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Acquiror and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of Acquiror and the Company (each acting reasonably) and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court; and (ii) communicated to the Company Shareholders, Company Optionholders, Company RSU Holders, Company DSU Holders, Company PSU Holders, Company Noteholders and Company Warrantholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Acquiror and the Company (each acting reasonably), may be proposed by Acquiror and Company at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and Company (each acting reasonably) and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

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(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by Acquiror and Company without the approval of or communication to the Court or the Company Shareholders, Company Optionholders, Company RSU Holders, Company DSU Holders, Company PSU Holders, Company Noteholders and Company Warrantholders, provided that it concerns a matter which, in the reasonable opinion of Acquiror and Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Shareholders, Company Optionholders, Company RSU Holders, Company DSU Holders, Company PSU Holders, Company Noteholders and Company Warrantholders.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Acquiror and Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 8

U.S. SECURITIES LAW MATTERS

8.1	U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Acquiror Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. To the extent necessary, to provide for the issuance of freely tradeable shares, the Acquiror shall, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 or such other applicable form with the SEC to register the issuance of Acquiror Shares upon exercise of Company Options. Acquiror has also agreed to apply and use commercially reasonable efforts to obtain approval for listing on the NYSE American by the Effective Time of the Consideration Shares and any Acquiror Shares issuable after the Effective Time, including upon exercise of any Company Options.

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SCHEDULE “C”

BMO Fairness Opinion

(See attached)

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May 12, 2026

The Board of Directors

Equinox Gold Corp.

Suite 1501 – 700 West Pender Street

Vancouver, BC Canada V6C 1G8

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Equinox Gold Corp. (“Equinox Gold”) and Orla Mining Ltd. (“Orla”) propose to enter into an arrangement agreement to be dated May 12, 2026 (the “Arrangement Agreement”) pursuant to which, among other things, Equinox Gold will acquire all of the outstanding common shares of Orla (“Orla Shares”) at a share exchange ratio of 1.00 (the “Exchange Ratio”) common share of Equinox Gold (an “Equinox Gold Share”) and a nominal cash payment of US$0.0001 for each Orla Share by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in Equinox Gold’s management information circular (the “Circular”) to be mailed to holders of Equinox Gold Shares (the “Equinox Gold Shareholders”) in connection with a special meeting of the Equinox Gold Shareholders to be held in connection with the Arrangement.

We have been retained to provide financial advice to Equinox Gold, including our opinion (the “Opinion”) to the board of directors of Equinox Gold (the “Board of Directors”) as to the fairness, from a financial point of view, to Equinox Gold of the Exchange Ratio provided for pursuant to the Arrangement.

Engagement of BMO Capital Markets

Equinox Gold initially contacted BMO Capital Markets regarding a potential advisory assignment in February 2026. BMO Capital Markets was formally engaged by Equinox Gold pursuant to an agreement dated May 6, 2026 and effective as of February 12, 2026 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide Equinox Gold and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. Equinox Gold has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of Equinox Gold, Orla, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to Equinox Gold and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as joint lead arranger and administrative agent in relation to Equinox Gold’s US$1.0 billion revolving credit facility; (iii) acting as financial advisor to Equinox Gold with respect to Equinox Gold’s sale of its Brazilian assets to a subsidiary of CMOC Group Limited in December 2025; (iv) acting as financial advisor to Equinox Gold and the Board of Directors with respect to Equinox Gold’s merger with Calibre Mining Corp. in February 2025; (v) acting as sole bookrunner on a secondary offering of Equinox Gold common shares in October 2024; (vi) acting as joint bookrunner on Equinox Gold’s US$1.2 billion senior credit facilities in May 2024; (vii) acting as sole bookrunner on a secondary offering of Orla common shares in December 2025; (viii) acting as sole bookrunner on a secondary offering of Orla common shares in September 2025; (ix) acting as lender in relation to Orla’s US$150 million revolving credit facility in March 2025; (x) acting as lender in relation to Orla’s US$100 million term loan in March 2025; and (xi) acting as a lender and structuring bank in relation to Orla’s US$360 million gold prepayment facility in March 2025.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment

2

matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated May 12, 2026;

2.	a draft of the Plan of Arrangement dated May 12, 2026;

3.

certain publicly available information relating to the business, operations, financial condition and trading history of Equinox Gold and Orla and other selected public companies we considered relevant;

4.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Equinox Gold relating to the business, operations and financial condition of Equinox Gold and Orla;

5.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Equinox Gold;

6.	discussions with management of Equinox Gold relating to Equinox Gold’s and Orla’s current business, plan, financial condition and prospects;

7.	public information with respect to selected precedent transactions we considered relevant;

8.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of Equinox Gold and Orla;

9.	various reports published by equity research analysts we considered relevant;

10.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Equinox Gold; and

11.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Equinox Gold to any information under Equinox Gold’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us

3

from public sources or provided to us by or on behalf of Equinox Gold or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Equinox Gold, having regard to Equinox Gold’s and Orla’s business, plans, financial condition and prospects.

Senior officers of Equinox Gold have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, Equinox Gold, or in writing by Equinox Gold or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Equinox Gold or any of its subsidiaries or, to the best of their knowledge, information and belief after due inquiry, Orla or any of its respective subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Equinox Gold and Orla as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of Equinox Gold and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Equinox Gold Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

4

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of Equinox Gold or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of Equinox Gold or Orla may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by Equinox Gold and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to Equinox Gold.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold.

Yours truly,

BMO Nesbitt Burns Inc.

5

2026 Special Meeting of Shareholders

SCHEDULE “D”

Consent of BMO Nesbitt Burns Inc.

To:	The Board of Directors (Equinox Gold Board) of Equinox Gold Corp. (Equinox Gold)

We refer to the written fairness opinion dated May 12, 2026 (BMO Fairness Opinion), which we prepared for the Equinox Gold Board, in connection with the arrangement (Arrangement) under the Canada Business Corporations Act involving Equinox Gold and Orla Mining Ltd.

We consent to all references to the BMO Fairness Opinion in the management information circular of Equinox Gold dated June 19, 2026 (Circular) and to the inclusion of the BMO Fairness Opinion as “Schedule “C” – BMO Fairness Opinion” to the Circular. The BMO Fairness Opinion was given as of May 12, 2026 and remains subject to the assumptions, qualifications and limitations contained therein. The BMO Fairness Opinion was provided for the sole use and benefit of the Equinox Gold Board for the purpose of its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose.

BMO Nesbitt Burns Inc.

“BMO Nesbitt Burns Inc.”

Date: June 19, 2026

MANAGEMENT INFORMATION CIRCULAR	Consent of BMO Capital Markets | Page D-1

2026 Special Meeting of Shareholders

SCHEDULE “E”

CIBC Fairness Opinion

(See attached)

MANAGEMENT INFORMATION CIRCULAR	CIBC Fairness Opinion | Page E-1

CIBC World Markets Inc. 161 Bay Street, 6th Floor Toronto, Ontario M5J 2S8

May 12, 2026

The Board of Directors

of Equinox Gold Corp.

Suite 1501, 700 West Pender St.

Vancouver, B.C., V6C 1G8

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that Equinox Gold Corp. (the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Orla Mining Ltd. (the “Target”) providing for, among other things, the acquisition (the “Proposed Transaction”) by the Company of all of the issued and outstanding common shares of the Target (the “Shares”).

We understand that pursuant to the Arrangement Agreement:

a)	the Company will acquire each of the issued and outstanding Shares in exchange for 1.00 (the “Exchange Ratio”) of a common share of the Company (the “Consideration”);

b)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act;

c)

the completion of the Proposed Transaction will be conditional upon, among other things, approval (i) by at least 66 2/3% of the votes cast by the shareholders of the Target (the “Shareholders”), voting as a single class, at a special meeting of the Shareholders who are present in person or represented by proxy and are entitled to vote at the special meeting (the “Special Meeting”) of such securityholders, and, if required by Multilateral Instrument 61-101 (“MI 61-101”), a simple majority of the votes cast by the Shareholders present in person or by proxy, excluding those required to be excluded under MI 61-101; (ii) by a simple majority of the votes cast by the shareholders of the Company (the “Company Shareholders”) present in person or represented by proxy and entitled to vote at a special meeting of the Company Shareholders (the “Company Meeting”); and (iii) of the arrangement by the Supreme Court of British Columbia;

d)

the terms and conditions of the Proposed Transaction will be described in a management information circular of the Target (the “Circular”) that will be mailed to the Shareholders in connection with the Special Meeting.

Engagement of CIBC

By letter agreement dated May 6, 2026, (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the “Board of Directors”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness to the Company, from a financial point of view, of the Exchange Ratio pursuant to the Arrangement Agreement.

CIBC will be paid a fixed fee for rendering the Opinion. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a copy dated May 12, 2026 of the Arrangement Agreement;

ii)	a copy dated May 12, 2026 of the plan of arrangement;

iii)	a draft announcement press release shared on May 11, 2026;

iv)	a copy dated May 12, 2026 of the voting support agreements to be entered into by certain directors, officers, and other shareholders of both the Company and the Target;

v)

the audited financial statements and Management Discussion & Analysis of the Target for the fiscal years ended December 31, 2023, 2024, 2025 and the unaudited condensed financial statements and management discussion and analysis of the Target for the quarter ended March 31, 2026;

vi)

the audited financial statements, annual reports and annual information forms of the Company for the fiscal years ended December 31, 2023, 2024, 2025 and the unaudited condensed financial statements and management discussion and analysis of the Company for the quarter ended March 31, 2026;

vii)	certain corporate and other information concerning the Target that was prepared or provided by the management of the Target;

viii)	certain corporate and other information concerning the Company that was prepared or provided by the management of the Company;

ix)	selected public market trading statistics and selected financial information of the Target, the Company, and other selected public companies considered by us to be relevant;

x)	selected financial statistics and relevant financial information with respect to relevant precedent transactions;

xi)

selected relevant various reports published by equity research analysts, industry sources regarding the Target, the Company, the precious metals and intermediate gold producers industry and other public companies, to the extent deemed relevant by us;

xii)	a certificate addressed to us, dated the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

xiii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Target or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and the Target and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company’s and the Target’s respective business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company and the Target referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, the Target or any of their respective affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Target as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets

3

and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of the Target following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Should this Opinion be executed in any other language, the English version of this Opinion shall be controlling in all respects and any other version is provided solely as a translation. In the event of any inconsistency between the versions, the English version of this Opinion shall prevail.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio pursuant to the Arrangement Agreement, is fair, from a financial point of view, to the Company.

Yours very truly,

4

2026 Special Meeting of Shareholders

SCHEDULE “F”

Consent of CIBC World Markets Inc.

To: The Board of Directors (Equinox Gold Board) of Equinox Gold Corp. (Equinox Gold)

We refer to the written fairness opinion dated May 12, 2026 (CIBC Fairness Opinion), which we prepared for the Equinox Gold Board, in connection with the arrangement (Arrangement) under the Canada Business Corporations Act involving Equinox Gold and Orla Mining Ltd.

We consent to all references to the CIBC Fairness Opinion in the management information circular of Equinox Gold dated June 19, 2026 (Circular) and to the inclusion of the CIBC Fairness Opinion as “Schedule “E” – CIBC Fairness Opinion” to the Circular. The CIBC Fairness Opinion was given as of May 12, 2026 and remains subject to the assumptions, qualifications and limitations contained therein. The CIBC Fairness Opinion was provided for the sole use and benefit of the Equinox Gold Board for the purpose of its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose.

CIBC World Markets Inc.

“CIBC World Markets Inc.”

Date: June 19, 2026

MANAGEMENT INFORMATION CIRCULAR	Consent of CIBC World Markets | Page F-1

2026 Special Meeting of Shareholders

SCHEDULE “G”

Information Concerning Equinox Gold

Capitalized terms used in this “Schedule “G” – Information Concerning Equinox Gold” but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in this Circular.

About the Company

Equinox Gold is an Americas-focused mining company advancing its strategy to become a top quartile gold producer. In its first eight years, Equinox Gold has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile supported by a pipeline of development and expansion projects.

Equinox Gold was founded with the strategic vision of building a diversified, Americas-focused gold company to achieve high-quality and high-margin production. The Company’s strategy is to be a top-quartile valued gold producer, delivering strong per-share returns while maintaining a disciplined approach to capital allocation. Equinox Gold continues to optimize its portfolio, prioritizing long-life, low-cost assets and growth opportunities to maximize shareholder value. The Company is committed to operating responsibly and safely, creating lasting economic and social benefits for its host communities, and fostering a safe and inclusive workplace for its employees and contractors.

In support of these objectives, on June 17, 2025, Equinox Gold completed the acquisition of all the outstanding common shares of Calibre pursuant to a court-approved plan of arrangement (the Calibre Transaction). The transaction expanded Equinox Gold’s portfolio with the El Limon and La Libertad complexes in Nicaragua and Valentine in Canada. Following the closing of the Calibre Transaction in June 2025 and its sale of the Brazil operations in January 2026, Equinox Gold transitioned to a predominantly North American producer with a lower-cost production base and a stronger balance sheet. The Company is focused on ramping up its long-life Greenstone and Valentine mines and directing investment toward higher-return opportunities, including the Phase 2 expansions at Valentine and Castle Mountain and the potential restart and expansion at Los Filos.

Equinox Gold is principally engaged in the operation, development and exploration of gold projects. Equinox Gold owns four producing mines and is advancing expansion projects in Canada, the U.S. and Mexico. All of Equinox Gold’s mines are 100% owned.

The material operations of Equinox Gold consist of the following:

•	Greenstone, an open-pit gold mining and conventional milling operation with underground potential located in Ontario, Canada; and

•	Valentine, an open-pit gold mining and conventional milling operation located in Newfoundland and Labrador, Canada.

In addition, Equinox Gold owns the producing Mesquite Mine, an open-pit heap leach mine located in California, U.S.; La Libertad Complex and El Limon Complex, a series of underground and open-pit mines located in Nicaragua; the development-stage Castle Mountain Project, located in California, U.S.; and the Los Filos Mining Complex, located in Guerrero, Mexico, that is currently on care and maintenance.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-1

2026 Special Meeting of Shareholders

2025 Results

Equinox Gold produced 922,827 ounces of gold in 2025.15 Greenstone produced 223,843 ounces of gold, Mesquite produced 85,998 ounces of gold, Nicaragua operations produced 262,025 ounces of gold, and Valentine produced 23,816 ounces of gold following first gold pour in September 2025. Equinox Gold’s Brazil operations, which were sold on January 23, 2026, produced 258,905 ounces of gold in 2025, and 26,138 ounces of gold were produced at Pan Mine in Nevada, which was sold on October 1, 2025.

During 2025, Equinox Gold completed 32.5 million work hours with 23 lost-time injuries across its sites, resulting in a lost-time injury frequency rate of 0.71 per million hours worked compared to the target of 0.58 for 2025. Three of Equinox Gold’s sites had no lost-time injuries during 2025.

Equinox Gold’s total recordable injury frequency rate, which measures injuries requiring the attention of medically trained personnel, was 1.69 per million hours worked compared to the target of 2.85 for 2025.

Additionally, Equinox Gold reported the following highlights in 2025:

Earnings

•	Income from continuing mine operations of $642.9 million.

•	Net income from all operations of $221.5 million or $0.35 per Equinox Gold Share and net loss from continuing operations of $18.9 million or $0.03 per Equinox Gold Share.

•	Adjusted net income from all operations of $420.5 million or $0.67 per Equinox Gold Share and adjusted net income from continuing operations of $187.9 million or $0.30 per Equinox Gold Share.

Financial

•	Cash flow from all operations before changes in non-cash working capital of $915.1 million ($818.3 million after changes in non-cash working capital).

•	Adjusted EBITDA from all operations of $1,339.6 million and adjusted EBITDA from continuing operations of $889.3 million.

•	Sustaining expenditures of $323.6 million and non-sustaining expenditures of $414.1 million.

•	Cash and cash equivalents (unrestricted) of $407.4 million at December 31, 2025.

•	Excludes $22.6 million of cash and cash equivalents (unrestricted) classified as held for sale.

•	Net debt of $1,147.3 million at December 31, 2025.

Environmental stewardship is fundamental to Equinox Gold’s operations. The Company aims to minimize or mitigate the potential effects of our operations on regional flora, fauna, water quality and air quality. By understanding the components of the ecosystem and the potential impacts of mining activities, the Company plans appropriately and adopts mitigation strategies to eliminate or reduce impacts to acceptable levels. During 2025, Equinox Gold achieved a significant environmental incident frequency rate of 0.00 per million hours worked, based on the Company’s internal environmental reporting standards, compared to the target of 1.20 for 2025. None of the Company’s sites had a significant environmental incident during 2025.

2026 Outlook

For 2026, Equinox Gold expects to produce 700,000 to 800,000 ounces of gold at cash costs of $1,425 to $1,525 per oz sold and AISC of $1,775 to $1,875 per oz sold.

[15]

Including production from January 1, 2025 from the assets acquired in the Calibre Transaction, which closed on June 17, 2025. Production from all assets for the period of ownership totaled 779,544 ounces of gold.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-2

2026 Special Meeting of Shareholders

Production (oz)		Cash Costs ($/oz) (1)	AISC ($/oz) (1)	Growth Capital (2) (M$)	Growth Exploration(2) (M$)
Greenstone	250,000 - 300,000	$1,350 - $1,450	$1,750 - $1,850	$130 - $160	$5 - $10
Valentine	150,000 - 200,000	$1,100 - $1,200	$1,200 - $1,300	$95 - $115	$20 - $25
Nicaragua	200,000 - 250,000	$1,750 - $1,850	$2,100 - $2,200	$90 - $110	$20 - $25
Mesquite	70,000 - 80,000	$1,550 - $1,650	$2,300 - $2,400	$5 - $10	$5 - $10
Total (4)	700,000 - 800,000	$1,425 - $1,525	$1,775 - $1,875	$325 - $375	$70 - $80

Notes:

1.	Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Financial Measures.
2.	The terms ‘Growth’ and ‘Non-sustaining’ are used interchangeably in this document. See Non-IFRS Financial Measures.
3.	Exchange rates used to forecast 2026 cash costs and AISC per oz include a rate of C$1.34 to $1.00 and NIO 35 to $1.00.
4.	Total is the sum of the individual mine-level amounts. Numbers may not sum due to rounding.

Gold production in 2026 is expected to benefit from Valentine’s ramp-up and its first full year of operation, as the mine advances toward nameplate throughput. Greenstone production is also planned to increase during 2026 as improvements in mining and milling rates and practices enhance reliability and overall operational performance. Equinox Gold may revise guidance during the year to reflect changes to expected results.

To achieve its growth objectives, Equinox Gold intends to maintain a disciplined approach to capital allocation, continuing to review its portfolio to direct investment toward high-return opportunities such as the Phase 2 expansions at Valentine and Castle Mountain and the potential restart of operations and expansion at Los Filos.

Corporate Structure

Equinox Gold is a company incorporated under the BCBCA on March 23, 2007, as “Waterloo Resources Ltd.” Subsequently Equinox Gold’s name was changed as follows:

From	To	Date	Reason for Name Change
Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction
Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement[1] between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.
JDL Gold Corp.	Trek Mining Inc.	March 30, 2017	Plan of arrangement[1] between JDL Gold Corp. and Luna Gold Corp.
Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.

Note:

1.	Court approved plan of arrangement pursuant to the BCBCA.

Equinox Gold’s head and registered offices are located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

The Equinox Gold AIF, which is incorporated by reference herein, describes Equinox Gold’s Material Subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by Equinox Gold.

Recent Developments

On May 6, 2026, the Equinox Gold Board declared a quarterly cash dividend of $0.015 per Equinox Gold Share, payable on June 5, 2026 to shareholders of record as at the close of business on the record date of May 21, 2026.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-3

2026 Special Meeting of Shareholders

On May 13, 2026, Equinox Gold announced that Equinox Gold and Orla had entered into the Arrangement Agreement.

Company Material Properties

Greenstone and Valentine are Equinox Gold’s only material properties. See the Equinox Gold AIF, which is incorporated into this Circular by reference, for a description of the Equinox Gold Properties, including summaries of the Equinox Gold Technical Reports.

Description of Capital Structure

Equinox Gold is authorized to issue an unlimited number of Equinox Gold Shares without par value. As at the Record Date, there were 789,157,839 Equinox Gold Shares issued and outstanding. The holders of Equinox Gold Shares are entitled to: (i) one vote per Equinox Gold Share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Equinox Gold; and (iii) receive a pro rata share of the assets of Equinox Gold available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Equinox Gold. There are no pre-emptive, conversion or redemption rights attached to the Equinox Gold Shares.

Dividend History

As at December 31, 2025, the Company had not, since incorporation, declared or paid any cash dividends on Equinox Gold Shares and did not have a dividend policy.

On February 18, 2026, the Equinox Gold Board adopted a dividend policy pursuant to which the Company intends, subject to quarterly approval of the Equinox Gold Board and certain relevant factors, to pay a regular quarterly dividend of $0.015 per Equinox Gold Share ($0.06 per Equinox Gold Share annually). The Company also declared its inaugural quarterly cash dividend of $0.015 per Equinox Gold Share, which was paid on March 26, 2026 to Equinox Gold Shareholders of record as at the close of business on March 12, 2026 (the Inaugural Dividend).

On May 6, 2026, the Equinox Gold Board declared a quarterly cash dividend of $0.015 per Equinox Gold Share, payable on June 5, 2026 to Equinox Gold Shareholders of record as at the close of business on the record date of May 21, 2026. The quarterly dividends have been designated as “eligible dividends” for Canadian income tax purposes.

Market for Securities

Equinox Gold Shares are listed and posted for trading on the TSX and the NYSE American under the symbol “EQX”. The following table sets forth, for the periods indicated, the high and low sale prices per Equinox Gold Shares and the total monthly trading volumes, as reported on TSX, during the 12 months preceding the date of this Circular.

TSX Main Board					Other TSX Trading Platforms
Month	High (C$)	Low (C$)	Total Volume	Average Volume	Total Volume	Average Volume
June 2025	10.15	7.71	62,754,204	2,988,295	62,754,204	3,055,981
July 2025	9.00	7.72	46,242,035	2,101,911	46,242,035	2,871,550
August 2025	12.02	8.30	48,282,731	2,414,137	48,282,731	2,769,920
September 2025	16.01	12.14	63,390,108	3,018,577	63,390,108	3,978,389
October 2025	18.15	14.34	62,418,310	2,837,196	62,418,310	2,941,653

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-4

2026 Special Meeting of Shareholders

TSX Main Board					Other TSX Trading Platforms
Month	High (C$)	Low (C$)	Total Volume	Average Volume	Total Volume	Average Volume
November 2025	19.62	14.57	49,820,591	2,491,030	49,820,591	2,352,993
December 2025	20.98	18.60	46,208,314	2,200,396	46,208,314	2,171,596
January 2026	23.49	18.32	59,969,215	2,855,677	50,579,591	2,408,552
February 2026	25.87	18.80	58,315,193	3,069,221	42,377,063	2,230,372
March 2026	25.85	16.09	67,022,128	3,046,460	49,956,200	2,270,736
April 2026	21.88	18.31	45,680,396	2,175,257	35,734,551	1,701,645
May 2026	21.00	16.51	130,142,762	6,507,138	52,850,058	2,642,503
June 2026 (1)	18.25	13.51	51,709,476	4,700,861	50,774,267	4,615,842

Source: TMX Money and TSX InfoSuite

Notes:

1.	For the period June 1 to June 15, 2026.

The following table sets forth, for the periods indicated, the high and low sale prices of the Equinox Gold Shares and the total monthly trading volumes, as reported on the NYSE American, during the 12 months preceding the date of this Circular.

NYSE American					Other NYSE Trading Platforms
Month	High ($)	Low ($)	Total Volume	Average Volume	Total Volume	Average Volume
June 2025	7.44	5.61	26,032,365	1,301,618	359,956,868	17,997,843
July 2025	6.58	5.66	16,385,251	744,784	266,552,998	12,116,045
August 2025	8.76	6.01	18,092,054	861,526	271,401,847	12,923,897
September 2025	11.52	8.79	62,708,154	2,986,103	357,330,670	17,015,746
October 2025	12.93	10.24	24,575,822	1,068,514	300,612,222	13,070,097
November 2025	13.94	10.31	17,019,569	895,767	179,058,357	9,424,124
December 2025	15.10	13.41	29,892,018	1,358,728	162,659,728	7,393,624
January 2026	17.36	13.29	18,431,018	921,551	190,326,633	9,516,332
February 2026	18.92	13.70	18,635,289	980,805	187,232,872	9,854,362
March 2026	18.90	11.71	29,936,380	1,360,745	207,346,189	9,424,827
April 2026	15.97	13.34	14,775,969	703,618	159,845,711	7,611,701
May 2026	15.27	11.94	15,320,079	766,004	180,553,335	9,027,667
June 2026 (1)	13.20	9.65	14,653,148	1,332,104	152,916,379	13,901,489

Source: NYSE Connect

Notes:

1.	For the period June 1 to June 15, 2026.

On June 15, 2026, the closing price of Equinox Gold Shares on the TSX was C$15.68 and on the NYSE American was $11.20.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-5

2026 Special Meeting of Shareholders

Prior Sales

The following table sets forth information in respect of issuances of Equinox Gold Shares and securities that are convertible or exchangeable into Equinox Gold Shares within the 12 months prior to the date of the Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

2025
July 2	17,285	$5.37	Settlement of Equinox Gold RSUs
July 2	4,806	$9.12	Settlement of Equinox Gold RSUs
July 2	7,000	$9.02	Settlement of Equinox Gold RSUs
July 8	11,900	$5.40	Settlement of Equinox Gold PSUs
July 10	7,500	$8.34	Settlement of Equinox Gold PSUs
July 14	7,500	$8.34	Settlement of Equinox Gold PSUs
July 14	16,500	$6.01	Settlement of Equinox Gold PSUs
July 21	49,600	$6.01	Settlement of Equinox Gold RSUs
July 21	22,400	$5.37	Settlement of Equinox Gold PSUs
July 21	76,300	$5.37	Settlement of Equinox Gold PSUs
July 21	44,800	$5.37	Settlement of Equinox Gold RSUs
July 21	45,900	$8.34	Settlement of Equinox Gold RSUs
July 21	80,000	$6.88	Settlement of Equinox Gold PSUs
July 21	125,000	$6.88	Settlement of Equinox Gold PSUs
July 21	450	$4.20	Exercise of Equinox Gold Options
July 22	55,100	$6.01	Settlement of Equinox Gold PSUs
July 23	55,100	$6.01	Settlement of Equinox Gold RSUs
July 23	50,867	$5.37	Settlement of Equinox Gold RSUs
July 23	36,400	$6.97	Settlement of Equinox Gold RSUs
July 23	49,700	$8.34	Settlement of Equinox Gold PSUs
July 23	49,700	$8.34	Settlement of Equinox Gold RSUs
July 23	3,102	$2.89	Exercise of Equinox Gold Options
July 23	1,000	$2.89	Exercise of Equinox Gold Options
July 24	70,233	$1.72	Exercise of Equinox Gold Options
July 28	257	$4.20	Exercise of Equinox Gold Options
July 28	3,279	$8.34	Settlement of Equinox Gold PSUs
July 29	211,608	$1.72	Exercise of Equinox Gold Options
August 5	50,000	$5.37	Settlement of Equinox Gold PSUs
August 8	200,000	$6.88	Settlement of Equinox Gold PSUs
August 8	14,434	$5.37	Settlement of Equinox Gold RSUs
August 11	4,433	$9.02	Settlement of Equinox Gold RSUs
August 11	3,543	$2.89	Exercise of Equinox Gold Options
August 14	261,498	$1.72	Exercise of Equinox Gold Options
August 15	25,000	$5.37	Settlement of Equinox Gold PSUs

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-6

2026 Special Meeting of Shareholders

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

August 15	9,286	$2.89	Exercise of Equinox Gold Options
August 15	6,620	$1.89	Exercise of Equinox Gold Options
August 15	5,769,231	$6.50	Conversion of 2020 Convertible Notes
August 15	615,385	$6.50	Conversion of 2020 Convertible Notes
August 15	3,615,385	$6.50	Conversion of 2020 Convertible Notes
August 15	3,846,154	$6.50	Conversion of 2020 Convertible Notes
August 15	2,307,693	$6.50	Conversion of 2020 Convertible Notes
August 15	3,846,154	$6.50	Conversion of 2020 Convertible Notes
August 15	75,000	$6.01	Settlement of Equinox Gold PSUs
August 18	990	$6.01	Settlement of Equinox Gold RSUs
August 18	69,732	$1.72	Exercise of Equinox Gold Options
August 18	2,995	$4.78	Exercise of Equinox Gold Options
August 18	49,400	$5.37	Settlement of Equinox Gold PSUs
August 18	1,334	$5.37	Settlement of Equinox Gold RSUs
August 18	300	$9.02	Settlement of Equinox Gold RSUs
August 18	5,467	$4.78	Settlement of Equinox Gold RSUs
August 18	5,970	$2.89	Exercise of Equinox Gold Options
August 18	2,000	$2.89	Exercise of Equinox Gold Options
August 18	26,480	$1.89	Exercise of Equinox Gold Options
August 18	1,427,417	$6.50	Conversion of 2020 Convertible Notes
August 18	13,300	$6.01	Settlement of Equinox Gold PSUs
August 19	26,800	$6.01	Settlement of Equinox Gold RSUs
August 19	18,000	$5.37	Settlement of Equinox Gold PSUs
August 19	3,600	$5.37	Settlement of Equinox Gold RSUs
August 19	18,067	$5.37	Settlement of Equinox Gold RSUs
August 19	15,000	$2.78	Exercise of Equinox Gold Options
August 19	700	$9.02	Settlement of Equinox Gold RSUs
August 19	12,300	$8.34	Settlement of Equinox Gold PSUs
August 19	37,000	$8.34	Settlement of Equinox Gold RSUs
August 19	80,000	$6.68	Settlement of Equinox Gold PSUs
August 19	4,444	$5.12	Exercise of Equinox Gold Options
August 20	3,528	$2.89	Exercise of Equinox Gold Options
August 21	21,700	$6.01	Settlement of Equinox Gold PSUs
August 22	14,539	$6.01	Settlement of Equinox Gold RSUs
August 22	28,700	$5.37	Settlement of Equinox Gold PSUs
August 22	9,567	$5.37	Settlement of Equinox Gold RSUs
August 22	20,100	$8.34	Settlement of Equinox Gold PSUs
August 22	20,100	$8.34	Settlement of Equinox Gold RSUs
August 22	50,000	$6.88	Settlement of Equinox Gold PSUs
August 22	10,087	$5.12	Exercise of Equinox Gold Options

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-7

2026 Special Meeting of Shareholders

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

August 26	140,231	$10.83	Exercise of Equinox Gold Options
August 26	2,802	$2.89	Exercise of Equinox Gold Options
August 27	14,800	$6.01	Settlement of Equinox Gold PSUs
August 29	85,200	$8.34	Settlement of Equinox Gold PSUs
August 29	4,000	$5.12	Exercise of Equinox Gold Options
September 2	48,900	$8.34	Settlement of Equinox Gold PSUs
September 2	1,450	$12.80	Settlement of Equinox Gold RSUs
September 3	7,361	$4.06	Exercise of Equinox Gold Options
September 4	3,000	$2.89	Exercise of Equinox Gold Options
September 4	89,800	$6.01	Settlement of Equinox Gold RSUs
September 8	2,893	$1.72	Exercise of Equinox Gold Options
September 8	3,147	$12.80	Settlement of Equinox Gold RSUs
September 8	9,859	$2.78	Exercise of Equinox Gold Options
September 8	12,876	$8.34	Settlement of Equinox Gold RSUs
September 8	7,110	$12.92	Exercise of Equinox Gold Options
September 8	24,934	$6.97	Settlement of Equinox Gold RSUs
September 9	5,000	$5.12	Exercise of Equinox Gold Options
September 9	1,000	$6.01	Settlement of Equinox Gold RSUs
September 12	24,400	$5.37	Settlement of Equinox Gold RSUs
September 12	9,466	$9.02	Settlement of Equinox Gold RSUs
September 15	39,062	$5.12	Exercise of Equinox Gold Options
September 15	3,300	$5.12	Exercise of Equinox Gold Options
September 16	55,000	$5.12	Exercise of Equinox Gold Options
September 16	10,000	$1.72	Exercise of Equinox Gold Options
September 19	34,100	$8.34	Settlement of Equinox Gold RSUs
September 23	3,485	$5.12	Exercise of Equinox Gold Options
September 23	25,509	$5.12	Exercise of Equinox Gold Options
September 23	25,000	$5.12	Exercise of Equinox Gold Options
September 24	9,900	$5.37	Settlement of Equinox Gold RSUs
September 25	1,467	$9.02	Settlement of Equinox Gold RSUs
September 25	2,000	$1.72	Exercise of Equinox Gold Options
September 30	1,567	$9.02	Settlement of Equinox Gold RSUs
September 30	2,200	$8.34	Settlement of Equinox Gold PSUs
September 30	25,000	$5.12	Exercise of Equinox Gold Options
September 30	3,500	$12.92	Exercise of Equinox Gold Options
September 30	4,227	$2.89	Exercise of Equinox Gold Options
September 30	6,947	$3.55	Exercise of Equinox Gold Options
September 30	6,783	$5.40	Settlement of Equinox Gold PSUs
September 30	1,250	$6.01	Settlement of Equinox Gold RSUs
October 1	25,438	$5.12	Exercise of Equinox Gold Options

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-8

2026 Special Meeting of Shareholders

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

October 1	1,310	$12.92	Exercise of Equinox Gold Options
October 1	4,973	$13.83	Exercise of Equinox Gold Options
October 1	30,000	$4.32	Settlement of Equinox Gold RSUs
October 3	100,000	$5.37	Settlement of Equinox Gold RSUs
October 6	100,000	$8.34	Settlement of Equinox Gold RSUs
October 7	45,564	$6.26	Exercise of 2022 Warrants
October 7	4,100	$8.34	Settlement of Equinox Gold PSUs
October 8	10,000	$2.78	Exercise of Equinox Gold Options
October 9	21,520	$5.12	Exercise of Equinox Gold Options
October 9	30,000	$1.72	Exercise of Equinox Gold Options
October 10	3,500	$2.89	Exercise of Equinox Gold Options
October 14	7,100	$6.01	Settlement of Equinox Gold PSUs
October 15	17,011	$6.01	Settlement of Equinox Gold RSUs
October 15	9,700	$5.37	Settlement of Equinox Gold PSUs
October 15	17,285	$5.37	Settlement of Equinox Gold RSUs
October 15	4,733	$9.02	Settlement of Equinox Gold RSUs
October 15	6,600	$8.34	Settlement of Equinox Gold PSUs
October 15	12,876	$8.34	Settlement of Equinox Gold RSUs
October 15	5,000	$8.34	Settlement of Equinox Gold RSUs
October 15	501,689	$6.26	Exercise of 2022 Warrants
October 15	35,000	$4.32	Settlement of Equinox Gold PSUs
October 16	10,787	$14.72	Exercise of Equinox Gold Options
October 16	23,539	$4.40	Exercise of Equinox Gold Options
October 21	52,299	$1.72	Exercise of Equinox Gold Options
October 21	20,710	$2.80	Exercise of Equinox Gold Options
October 21	28,890	$2.89	Exercise of Equinox Gold Options
October 21	26,661	$3.55	Exercise of Equinox Gold Options
October 21	30,000	$1.72	Exercise of Equinox Gold Options
October 23	5,000	$5.12	Exercise of Equinox Gold Options
October 28	5,000	$5.12	Exercise of Equinox Gold Options
October 28	5,000	$5.12	Exercise of Equinox Gold Options
October 29	6,640	$5.12	Exercise of Equinox Gold Options
October 29	30,000	$1.72	Exercise of Equinox Gold Options
November 4	20,000	$5.12	Exercise of Equinox Gold Options
November 10	13,071	$12.92	Exercise of Equinox Gold Options
November 10	1,782	$9.70	Settlement of Equinox Gold RSUs
November 12	6,900	$6.01	Settlement of Equinox Gold PSUs
November 13	1,250	$6.01	Settlement of Equinox Gold RSUs
November 13	1,400	$12.80	Settlement of Equinox Gold RSUs
November 13	4,500	$8.34	Settlement of Equinox Gold PSUs

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-9

2026 Special Meeting of Shareholders

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

November 13	4,934	$6.85	Settlement of Equinox Gold RSUs
November 14	8,506	$6.01	Settlement of Equinox Gold RSUs
November 14	535	$6.01	Settlement of Equinox Gold RSUs
November 14	17,285	$5.37	Settlement of Equinox Gold RSUs
November 14	9,466	$9.02	Settlement of Equinox Gold RSUs
November 14	1,000	$8.34	Settlement of Equinox Gold PSUs
November 14	2	$5.12	Exercise of Equinox Gold Options
November 14	14,640	$12.92	Exercise of Equinox Gold Options
November 14	13,131	$15.23	Exercise of Equinox Gold Options
November 14	6,000	$5.40	Settlement of Equinox Gold RSUs
November 14	9,613	$9.12	Settlement of Equinox Gold RSUs
November 14	68,968	$2.89	Exercise of Equinox Gold Options
November 17	50,000	$1.72	Exercise of Equinox Gold Options
November 19	43,583	$1.72	Exercise of Equinox Gold Options
November 21	43,583	$1.72	Exercise of Equinox Gold Options
November 21	43,583	$1.72	Exercise of Equinox Gold Options
November 21	101,694	$1.72	Exercise of Equinox Gold Options
November 21	1,254	$6.01	Settlement of Equinox Gold RSUs
November 26	7,700	$8.34	Settlement of Equinox Gold PSUs
November 26	1,500	$6.01	Settlement of Equinox Gold PSUs
November 27	1,500	$6.01	Settlement of Equinox Gold PSUs
November 27	5,646	$12.92	Exercise of Equinox Gold Options
November 27	900	$9.70	Settlement of Equinox Gold PSUs
December 1	3,500	$5.12	Exercise of Equinox Gold Options
December 1	8,000	$6.01	Settlement of Equinox Gold PSUs
December 2	89,000	$5.37	Settlement of Equinox Gold RSUs
December 2	22,131	$3.55	Exercise of Equinox Gold Options
December 2	14,338	$6.01	Settlement of Equinox Gold RSUs
December 4	867	$5.37	Settlement of Equinox Gold RSUs
December 4	3,500	$8.34	Settlement of Equinox Gold RSUs
December 4	41,795	$2.89	Exercise of Equinox Gold Options
December 8	2,078	$3.49	Exercise of Equinox Gold Options
December 9	1,506	$2.89	Exercise of Equinox Gold Options
December 9	25,795	$6.01	Settlement of Equinox Gold RSUs
December 12	1,000	$6.01	Settlement of Equinox Gold RSUs
December 12	900	$6.01	Settlement of Equinox Gold RSUs
December 12	17,367	$5.37	Settlement of Equinox Gold RSUs
December 12	2,333	$5.37	Settlement of Equinox Gold RSUs
December 12	700	$9.02	Settlement of Equinox Gold RSUs
December 12	10,787	$5.12	Exercise of Equinox Gold Options

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page G-10

2026 Special Meeting of Shareholders

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

December 12	8,443	$15.23	Exercise of Equinox Gold Options
December 12	4,600	$2.89	Exercise of Equinox Gold Options
December 19	4,950	$6.01	Settlement of Equinox Gold RSUs
December 22	3,750	$12.80	Settlement of Equinox Gold RSUs
December 22	3,200	$6.01	Settlement of Equinox Gold PSUs
December 23	29,100	$6.01	Settlement of Equinox Gold RSUs
December 23	10,000	$5.37	Settlement of Equinox Gold PSUs
December 23	39,400	$5.37	Settlement of Equinox Gold RSUs
December 23	12,100	$9.00	Settlement of Equinox Gold PSUs
December 23	18,500	$9.02	Settlement of Equinox Gold RSUs
December 23	27,500	$8.34	Settlement of Equinox Gold RSUs
December 23	7,320	$12.92	Exercise of Equinox Gold Options
December 23	10,787	$12.92	Exercise of Equinox Gold Options
December 24	30,750	$6.30	Settlement of Equinox Gold PSUs
2026
January 2	369,000	$6.88	Settlement of Equinox Gold PSUs
January 2	2,800	$12.80	Settlement of Equinox Gold RSUs
January 2	7,400	$9.02	Settlement of Equinox Gold RSUs
January 2	51,250	$6.88	Settlement of Equinox Gold PSUs
January 5	2,763	$2.89	Exercise of Equinox Gold Options
January 5	35,000	$4.32	Settlement of Equinox Gold RSUs
January 6	9,100	$5.37	Settlement of Equinox Gold PSUs
January 6	20,000	$12.92	Exercise of Equinox Gold Options
January 8	1,500	$6.88	Settlement of Equinox Gold PSUs
January 9	30,750	$6.88	Settlement of Equinox Gold PSUs
January 9	2,000	$6.88	Settlement of Equinox Gold PSUs
January 12	21,830	$12.92	Exercise of Equinox Gold Options
January 12	5,019	$12.92	Exercise of Equinox Gold Options
January 12	9,900	$5.37	Settlement of Equinox Gold PSUs
January 13	13,300	$5.37	Settlement of Equinox Gold PSUs
January 13	14,400	$5.37	Settlement of Equinox Gold PSUs
January 13	10,000	$5.37	Settlement of Equinox Gold PSUs
January 13	9,300	$5.37	Settlement of Equinox Gold PSUs
January 13	3,000	$5.37	Settlement of Equinox Gold PSUs
January 13	9,400	$5.37	Settlement of Equinox Gold PSUs
January 13	9,333	$5.37	Settlement of Equinox Gold RSUs
January 13	9,900	$5.37	Settlement of Equinox Gold RSUs
January 13	3,000	$5.37	Settlement of Equinox Gold RSUs
January 13	3,400	$5.37	Settlement of Equinox Gold RSUs
January 13	6,067	$5.37	Settlement of Equinox Gold RSUs

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Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

January 13	112,034	$5.37	Settlement of Equinox Gold RSUs
January 14	900	$9.70	Settlement of Equinox Gold RSUs
January 14	2,300	$5.37	Settlement of Equinox Gold RSUs
January 14	1,062	$1.03	Exercise of Equinox Gold Options
January 14	1,000	$2.89	Exercise of Equinox Gold Options
January 14	100,000	$1.72	Exercise of Equinox Gold Options
January 14	1,167	$5.37	Settlement of Equinox Gold RSUs
January 15	4,400	$5.37	Settlement of Equinox Gold RSUs
January 15	100,000	$1.72	Exercise of Equinox Gold Options
January 20	9,400	$5.37	Settlement of Equinox Gold PSUs
January 21	9,300	$5.37	Settlement of Equinox Gold PSUs
January 21	1,000	$5.37	Settlement of Equinox Gold RSUs
January 21	2,500	$5.37	Settlement of Equinox Gold RSUs
January 21	1,500	$5.37	Settlement of Equinox Gold RSUs
January 21	5,000	$8.34	Settlement of Equinox Gold RSUs
January 21	1,500	$6.88	Settlement of Equinox Gold PSUs
January 21	6,006	$8.34	Settlement of Equinox Gold RSUs
January 21	6,666	$8.34	Settlement of Equinox Gold RSUs
January 21	1,551	$8.34	Settlement of Equinox Gold RSUs
January 21	2,409	$8.34	Settlement of Equinox Gold RSUs
January 21	6,831	$8.34	Settlement of Equinox Gold RSUs
January 21	1,716	$8.34	Settlement of Equinox Gold RSUs
January 21	924	$8.34	Settlement of Equinox Gold RSUs
January 22	1,518	$8.34	Settlement of Equinox Gold RSUs
January 22	21,933	$13.83	Exercise of Equinox Gold Options
January 22	20,435	$6.01	Settlement of Equinox Gold RSUs
January 23	30,700	$8.34	Settlement of Equinox Gold RSUs
January 23	1,974	$8.34	Settlement of Equinox Gold RSUs
January 23	5,000	$9.25	Settlement of Equinox Gold PSUs
January 23	5,973	$8.34	Settlement of Equinox Gold RSUs
January 23	2,772	$8.34	Settlement of Equinox Gold RSUs
January 23	2,409	$8.34	Settlement of Equinox Gold RSUs
January 26	2,475	$8.34	Settlement of Equinox Gold RSUs
January 26	2,970	$8.34	Settlement of Equinox Gold RSUs
January 26	2,984	$9.35	Settlement of Equinox Gold RSUs
January 26	4,983	$8.34	Settlement of Equinox Gold RSUs
January 26	3,069	$8.34	Settlement of Equinox Gold RSUs
January 26	6,171	$8.34	Settlement of Equinox Gold RSUs
January 26	759	$8.34	Settlement of Equinox Gold RSUs
January 26	1,000	$8.34	Settlement of Equinox Gold RSUs

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Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

January 26	886	$8.34	Settlement of Equinox Gold RSUs
January 26	1,518	$8.34	Settlement of Equinox Gold RSUs
January 26	2,673	$8.34	Settlement of Equinox Gold RSUs
January 26	8,547	$8.34	Settlement of Equinox Gold RSUs
January 26	4,488	$8.34	Settlement of Equinox Gold RSUs
January 26	5,500	$8.34	Settlement of Equinox Gold RSUs
January 26	110	$8.34	Settlement of Equinox Gold RSUs
January 26	85,830	$1.72	Exercise of Equinox Gold Options
January 26	198	$8.34	Settlement of Equinox Gold RSUs
January 26	1,551	$9.70	Settlement of Equinox Gold RSUs
January 26	1,551	$8.34	Settlement of Equinox Gold RSUs
January 26	1,000	$5.37	Settlement of Equinox Gold RSUs
January 27	1,000	$5.37	Settlement of Equinox Gold RSUs
January 27	6,204	$5.37	Settlement of Equinox Gold RSUs
January 27	3,036	$5.37	Settlement of Equinox Gold RSUs
January 27	5,919	$5.37	Settlement of Equinox Gold RSUs
January 27	7,110	$12.92	Exercise of Equinox Gold Options
January 27	429	$14.94	Settlement of Equinox Gold RSUs
January 28	1,400	$10.26	Settlement of Equinox Gold RSUs
January 28	297	$8.34	Settlement of Equinox Gold RSUs
January 28	500	$3.78	Exercise of Equinox Gold Options
January 30	3,000	$6.26	Exercise of 2023 Warrants
January 30	10,000	$2.89	Exercise of Equinox Gold Options
February 2	1,192,789	$12.86	Exercise of 2025 Warrants
February 2	42,759	$6.09	Exercise of Equinox Gold Options
February 4	6,864	$8.34	Settlement of Equinox Gold RSUs
February 4	600	$8.34	Settlement of Equinox Gold RSUs
February 5	3,762	$6.01	Settlement of Equinox Gold RSUs
February 9	300	$12.80	Settlement of Equinox Gold RSUs
February 9	891	$6.01	Settlement of Equinox Gold RSUs
February 10	2,145	$6.01	Settlement of Equinox Gold RSUs
February 10	1	$8.34	Settlement of Equinox Gold RSUs
February 10	5,181	$6.01	Settlement of Equinox Gold RSUs
February 10	1,749	$8.34	Settlement of Equinox Gold RSUs
February 10	17,413	$3.09	Exercise of Equinox Gold Options
February 11	665	$8.34	Settlement of Equinox Gold RSUs
February 11	10,100	$6.01	Settlement of Equinox Gold PSUs
February 12	990	$6.01	Settlement of Equinox Gold RSUs
February 12	10,200	$8.34	Settlement of Equinox Gold PSUs
February 12	693	$8.34	Settlement of Equinox Gold RSUs

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Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

February 12	2,739	$6.01	Settlement of Equinox Gold RSUs
February 13	3,267	$8.34	Settlement of Equinox Gold RSUs
February 13	7,161	$6.01	Settlement of Equinox Gold RSUs
February 17	435,830	$1.72	Exercise of Equinox Gold Options
February 19	41,795	$2.89	Exercise of Equinox Gold Options
February 19	22,131	$3.55	Exercise of Equinox Gold Options
February 19	3,201	$6.01	Settlement of Equinox Gold RSUs
February 20	9,300	$5.37	Settlement of Equinox Gold RSUs
February 20	6,690	$2.78	Exercise of Equinox Gold Options
February 20	21,250	$4.06	Exercise of Equinox Gold Options
February 20	18,544	$5.12	Exercise of Equinox Gold Options
February 20	7,596	$13.83	Exercise of Equinox Gold Options
February 20	1,832	$13.83	Exercise of Equinox Gold Options
February 20	9,641	$2.89	Exercise of Equinox Gold Options
February 20	81,590	$2.89	Exercise of Equinox Gold Options
February 20	3,300	$8.34	Settlement of Equinox Gold RSUs
February 23	2,400	$13.55	Exercise of Equinox Gold Options
February 23	29,100	$6.01	Settlement of Equinox Gold PSUs
February 24	39,400	$5.37	Settlement of Equinox Gold PSUs
February 24	1,500	$5.37	Settlement of Equinox Gold RSUs
February 24	80,000	$6.88	Settlement of Equinox Gold PSUs
February 24	14,025	$14.26	Exercise of Equinox Gold Options
February 24	4,207	$14.72	Exercise of Equinox Gold Options
February 24	70,542	$3.55	Exercise of Equinox Gold Options
February 24	3,869	$6.01	Settlement of Equinox Gold RSUs
February 25	1,000	$5.37	Settlement of Equinox Gold RSUs
February 25	9,540	$4.63	Exercise of Equinox Gold Options
February 25	6,567	$8.34	Settlement of Equinox Gold RSUs
February 25	3,000	$8.34	Settlement of Equinox Gold RSUs
February 25	7,656	$8.34	Settlement of Equinox Gold RSUs
February 25	2,500	$6.88	Settlement of Equinox Gold PSUs
February 25	3,000	$6.88	Settlement of Equinox Gold PSUs
February 25	6,438	$8.34	Settlement of Equinox Gold RSUs
February 26	2,984	$9.38	Settlement of Equinox Gold RSUs
February 27	6,500	$6.36	Settlement of Equinox Gold PSUs
March 2	4,587	$8.34	Settlement of Equinox Gold RSUs
March 6	53,583	$6.01	Settlement of Equinox Gold RSUs
March 9	4,809	$6.68	Settlement of Equinox Gold RSUs
March 9	1,782	$9.70	Settlement of Equinox Gold RSUs
March 9	7,128	$6.01	Settlement of Equinox Gold RSUs

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Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance

March 9	990	$6.01	Settlement of Equinox Gold RSUs
March 9	1,353	$6.01	Settlement of Equinox Gold RSUs
March 9	6,831	$6.01	Settlement of Equinox Gold RSUs
March 10	6,468	$8.34	Settlement of Equinox Gold RSUs
March 10	6,438	$8.34	Settlement of Equinox Gold RSUs
March 11	41,795	$2.89	Exercise of Equinox Gold Options
March 20	10,000	$6.88	Settlement of Equinox Gold PSUs
March 24	1,001	$5.37	Settlement of Equinox Gold RSUs
March 30	4,955	$6.01	Settlement of Equinox Gold RSUs
April 1	814	$6.01	Settlement of Equinox Gold RSUs
April 1	386	$8.34	Settlement of Equinox Gold RSUs
April 1	500	$5.37	Settlement of Equinox Gold RSUs
April 2	5,000	$6.88	Settlement of Equinox Gold PSUs
April 2	2,808	$6.01	Settlement of Equinox Gold RSUs
April 9	1,000	$4.06	Exercise of Equinox Gold Options
April 10	396	$6.01	Settlement of Equinox Gold RSUs
April 15	500	$5.37	Settlement of Equinox Gold RSUs
April 15	22	$6.19	Settlement of Equinox Gold RSUs
April 15	79	$8.34	Settlement of Equinox Gold RSUs
April 15	2,775	$8.34	Settlement of Equinox Gold RSUs
April 17	5,300	$13.55	Exercise of Equinox Gold Options
April 20	3,087	$13.55	Exercise of Equinox Gold Options
April 21	958	$6.01	Settlement of Equinox Gold RSUs
May 7	958	$8.34	Settlement of Equinox Gold RSUs
May 7	200	$6.19	Settlement of Equinox Gold RSUs
May 12	3,500	$8.34	Settlement of Equinox Gold RSUs
May 12	700	$8.34	Settlement of Equinox Gold RSUs
May 12	21,574	$13.55	Exercise of Equinox Gold Options
May 14	7,386	$6.01	Settlement of Equinox Gold RSUs
May 15	13,952	$8.34	Settlement of Equinox Gold RSUs
June 4	1,000	$6.19	Settlement of Equinox Gold RSUs
June 15	1,477	$2.89	Exercise of Equinox Gold Options
June 15	69,732	$1.72	Exercise of Equinox Gold Options
June 16	1,860	$2.58	Exercise of Equinox Gold Options

Notes:

1.	The “price per security” in the table above indicates the exercise price for Equinox Gold Shares issued pursuant to vesting of Equinox Gold Options and Equinox Gold Share purchase warrants.
2.	The “price per security” in the table above indicates the market price for Equinox Gold Shares issued pursuant to settlement of Equinox Gold RSUs and Equinox Gold PSUs.

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Consolidated Capitalization

There have been no material changes in Equinox Gold’s consolidated share capital and loan capital since the date of the Equinox Gold Interim Financial Statements.

Legal Proceedings and Regulatory Actions

To Equinox Gold’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which Equinox Gold is a party, or to which Equinox Gold has been a party since incorporation, or of which any property of Equinox Gold is or has been the subject matter of, since the beginning of the financial year ended December 31, 2025, and no such proceedings are known by the Company to be contemplated. There have been no penalties or sanctions imposed against Equinox Gold by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against Equinox Gold and the Company has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since Equinox Gold’s incorporation.

Equinox Gold is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in jurisdictions where it operates. However, none of these matters exceed 10% of the value of Equinox Gold’s current assets. Equinox Gold’s management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded.

Transfer Agent, Registrar and Auditor

As of the date of this Circular, the transfer agent and registrar for the Equinox Gold Shares in Canada and the United States, respectively, is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

Equinox Gold’s independent auditor is Deloitte LLP. Effective May 21, 2026, Equinox Gold’s former auditor, KPMG LLP, resigned as auditor of Equinox Gold and Deloitte LLP was appointed to fill the vacancy for the fiscal year ended December 31, 2026. KPMG LLP has prepared the report of the Independent Registered Public Accounting Firm dated February 20, 2026 in respect of the Equinox Gold Annual Financial Statements. Deloitte LLP has confirmed that they are independent with respect to Equinox Gold within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and that they are independent accountants with respect to Equinox Gold under all relevant U.S. professional and regulatory standards. KPMG LLP has confirmed that they were independent as at February 20, 2026 and during the period covered by the Equinox Gold Annual Financial Statements on which they reported, with respect to Equinox Gold within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they were independent accountants with respect to Equinox Gold under all relevant U.S. professional and regulatory standards.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents relating to Equinox Gold incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Equinox Gold Corp. by mail at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, or by telephone at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International and are also available electronically under Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on

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2026 Special Meeting of Shareholders

EDGAR at www.sec.gov. The filings of Equinox Gold on SEDAR+ and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by Equinox Gold with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of this Circular:

1.	the Equinox Gold AIF;

2.	the Equinox Gold Annual Financial Statements;

3.	the Equinox Gold Interim Financial Statements;

4.	the Equinox Gold Annual MD&A;

5.	the Equinox Gold Interim MD&A;

6.	the management information circular of Equinox Gold dated March 23, 2026 in connection with the annual general meeting of Equinox Gold Shareholders held on May 7, 2026; and

7.	the material change report of Equinox Gold dated May 20, 2026, relating to, among other things, the Arrangement.

Any document of the type referred to in paragraphs (1) – (7) above or similar material and any documents required by section 11.1 of Form 44-101F1 of NI 44-101 filed by Equinox Gold with any securities commissions or similar regulatory authority in Canada after the date of this Circular will be deemed to be incorporated by reference in this Circular and will automatically update and supersede information contained or incorporated by reference in this Circular. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Circular and the documents incorporated or deemed to be incorporated by reference herein.

Any statement contained in this Circular or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this “Schedule “G”– Information Concerning Equinox Gold”, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this “Schedule “G”– Information Concerning Equinox Gold”.

References to Equinox Gold’s website in any documents that are incorporated by reference into this Circular do not incorporate by reference the information on such website into this Circular, and we disclaim any such incorporation by reference.

Risk Factors

The business and operations of Equinox Gold are subject to risks. In addition to considering the other information in this Circular, Equinox Gold Shareholders should consider carefully the factors set forth under the “Risk Factors” heading and the risks set forth in the Equinox Gold AIF, the Equinox Gold Annual MD&A and the Equinox Gold Interim MD&A, each of which are incorporated by reference herein.

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SCHEDULE “H”

Information Concerning Orla

Notice to Reader

The following information concerning Orla is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Orla. This information should be read in conjunction with the documents incorporated by reference into this “Schedule “H”– Information Concerning Orla” and the information concerning Orla appearing elsewhere in this Circular. See “Schedule “G” – Information Concerning Equinox Gold” and “Schedule “I” – Information Concerning Post-Arrangement Equinox Gold” of this Circular for business, financial and share capital information related to Equinox Gold before and after giving effect to the Arrangement.

Capitalized terms used in this “Schedule “H” – Information Concerning Orla” but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in this Circular.

Forward-Looking Statements

Certain statements contained in this “Schedule “H” – Information Concerning Orla”, and in the documents incorporated by reference herein, constitute forward-looking information and forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking information and forward-looking statements relate to future events or Orla’s future performance. See “General Matters – Forward-Looking Information” in this Circular. Readers should also carefully consider the matters and cautionary statements discussed under “Risk Factors” in this Circular, under “Risk Factors” below and in the Orla AIF, the Orla Annual MD&A and the Orla Interim MD&A.

Overview

Orla was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 as a Capital Pool Company (as defined by the TSX Venture Exchange). On June 3, 2010, Orla was continued into British Columbia under the BCBCA and on April 21, 2015, Orla was continued into Ontario under the Business Corporations Act (Ontario). On June 12, 2015, Orla changed its name from “Red Mile Minerals Corp.” to “Orla Mining Ltd.” On December 2, 2016, in order to facilitate the acquisition of Pershimco Resources Inc. (Pershimco), Orla was continued as a federal company under the CBCA. Following the continuance, on December 6, 2016, the plan of arrangement under the CBCA involving Orla and Pershimco was affected. Pursuant to the plan of arrangement, among other things, Orla and Pershimco were amalgamated and continued as one company under the name “Orla Mining Ltd.”

Orla is a Canadian company listed on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”. Orla’s corporate strategy is to acquire, explore, develop, and operate mineral properties where its expertise can substantially increase stakeholder value. Orla has three material gold projects for purposes of NI 43-101: the Musselwhite Mine, the Camino Rojo Mine and the South Railroad Project.

Orla’s registered office and its head and principal office is located at Suite 2020 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

For a further description of the business of Orla, see the section entitled “Description of the Business” in the Orla AIF. For further information regarding Orla, refer to its filings with the securities commissions or similar regulatory authorities in Canada which may be obtained under Orla’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Following the completion of the Arrangement, Orla will be a wholly-owned subsidiary of Equinox Gold and it is expected that the Orla Shares will be delisted from the TSX and NYSE American as promptly as practicable following the completion

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2026 Special Meeting of Shareholders

of the Arrangement. Subject to applicable Laws, it is expected that Equinox Gold will, as promptly as possible following completion of the Arrangement, cause Orla to apply to the applicable Canadian Securities Regulators to have Orla cease to be a reporting issuer under the securities legislation in each of the provinces and territories of Canada, and thus will terminate Orla’s public company reporting obligations in Canada following completion of the Arrangement. In addition, it is expected that Equinox Gold will cause Orla to terminate its registration under Section 12(g) of the 1934 Act and suspend its reporting obligations under Section 13(a) of the 1934 Act following completion of the Arrangement. Thereafter Orla will cease to be required to file reports with the SEC.

For additional information relating to Post-Arrangement Equinox Gold following completion of the Arrangement, see “Schedule “I” – Information Concerning Post-Arrangement Equinox Gold”.

Recent Developments

On April 9, 2026, Orla announced drilling results from certain exploration work conducted at the Musselwhite Mine.

On April 13, 2026, Orla announced operational results for the first quarter of 2026.

On May 4, 2026, Orla announced certain steps that it had taken to safeguard labour rights and to address other concerns at its Camino Rojo Mine in Zacatecas, Mexico, following a determination made by a panel established under the Rapid Response Labour Mechanism of the Canada-U.S.-Mexico Agreement that there had been a denial of rights relating to freedom of association and collective bargaining at Camino Rojo Mine.

On May 11, 2026, Orla announced its financial result for the first quarter of 2026 and declared a quarterly dividend of $0.015 per Orla Share, payable on June 9, 2026, to Orla Shareholders of record at close of business on May 26, 2026.

On May 12, 2026, Orla entered into the Arrangement Agreement pursuant to which, among other things, Equinox Gold agreed to acquire all of the issued and outstanding Orla Shares. Pursuant to the Arrangement, at the Effective Time, Orla Shareholders (other than Dissenting Orla Shareholders) will receive 1.00 Equinox Gold Share and $0.0001 in cash for each Orla Share held. Closing of the Arrangement is expected to occur during the third quarter of 2026 subject to the satisfaction of closing conditions.

On June 1, 2026, the Company announced that an illegal work stoppage and blockade by its unionized workers was underway at the Camino Rojo Mine. On June 5, 2026, the Company reported that the work stoppage and blockade had ended and operations at Camino Rojo had resumed.

Consolidated Capitalization

Other than Orla’s repayment of $30,000,000 towards its revolving credit facility on May 4, 2026, there has been no material change in the share and loan capital of Orla, on a consolidated basis, since March 31, 2026, the date of the Orla Interim Financial Statements. See the Orla Interim Financial Statements and the Orla Interim MD&A, which are incorporated by reference in this Circular, for additional information with respect to Orla’s consolidated capitalization.

Description of Share Capital

Orla Shares and Class A Preferred Shares

The authorized share capital of Orla consists of an unlimited number of Orla Shares without par value and an unlimited number of Class A preferred shares. As at the close of business on June 15, 2026, there were 375,312,739 Orla Shares and no Class A preferred shares issued and outstanding. The Class A preferred shares were issued in connection with Orla’s acquisition of Pershimco, and all such shares were cancelled in accordance with their terms and no additional Class A preferred shares will be issued.

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2026 Special Meeting of Shareholders

Holders of Orla Shares are entitled to receive notice of any meetings of shareholders of Orla, to attend and to cast one vote per Orla Share at all such meetings. Holders of Orla Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Orla Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Orla Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Orla Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of Orla are entitled to receive on a pro rata basis the net assets of Orla after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Orla Shares with respect to dividends or liquidation. The Orla Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.

Orla Notes

On February 28, 2025, Orla issued the Orla Notes in the aggregate principal amount of $200,000,000 with the following terms:

•	Coupon: 4.5% per annum, payable in cash.

•	Maturity: March 1, 2030.

•	Conversion Right: The Orla Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into Orla Shares.

•

Conversion Price: The initial conversion price for the Orla Notes will be C$7.90 per Orla Share, which will be translated to U.S. dollars at a fixed exchange rate of C$1.40/$1.00. Based on the conversion price, 35,443,026 Orla Shares were issuable on conversion of the Orla Notes.

•

Redemption Right: After the 18-month anniversary of the issuance, Orla may redeem the Orla Notes, provided that the 20-day volume weighted average price of the Orla Shares is not less than 130% of the conversion price.

As at the close of business on June 18, 2026, Orla Notes with a face value of $182.7 million have been converted into 32,377,207 Orla Shares. Orla Notes in the aggregate principal amount of $17.3 million remained outstanding. Based on the initial conversion price of C$7.90, an aggregate of 3,065,819 Orla Shares remain issuable on the conversion of outstanding Orla Notes.

The Orla Notes are not listed and posted for trading on the TSX or the NYSE American.

Orla Warrants

As at the close of business on June 18, 2026, there were 30,909,528 Orla Warrants outstanding, each exercisable to acquire one Orla Share. None of the Orla Warrants are listed and posted for trading on the TSX or the NYSE American and none of the Orla Warrants are governed by the terms of a warrant indenture.

Expiry Date	Exercise Price	Outstanding
December 18, 2026	C$3.00	7,913,333
February 28, 2030	C$11.50	22,996,195
Total number of Orla Warrants		30,909,528
Weighted Average Exercise Price		C$9.32

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Orla Options, Orla RSUs, Orla DSUs and Orla Bonus Shares

As at the close of business on June 18, 2026:

•	1,995,044 Orla Shares are issuable on exercise of outstanding Orla Options;

•	837,219 Orla Shares are issuable upon vesting of outstanding Orla RSUs; and

•	880,021 Orla Shares are issuable upon vesting of outstanding Orla DSUs (or cash may be payable in lieu thereof).

In addition, Orla has granted an entitlement to its Non-Executive Chairman of the Orla Board to receive the Orla Bonus Shares, being a one-time award of 500,000 Orla Shares at a deemed price of C$1.39 per Orla Share in consideration for his acting as Non-Executive Chairman of the Orla Board, which Orla Bonus Shares have certain vesting restrictions. The Orla Bonus Shares will vest and become issuable on the date that the Non-Executive Chairman ceases to act as a director of Orla, unless the Orla Bonus Shares sooner vest upon a change of control of Orla as defined in the Orla Bonus Share Agreement.

Trading Price and Volume

The Orla Shares are listed and posted for trading on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”.

The following tables show the high and low trading prices and monthly trading volume of the Orla Shares on the TSX and the NYSE American, respectively, for the 12-month period prior to the date of the Circular.

TSX

Month	High (C$)	Low (C$)	Total Volume
June 2025	16.98	12.93	14,371,216
July 2025	17.45	12.67	16,191,203
August 2025	15.38	12.81	14,863,558
September 2025	17.78	13.94	42,233,690
October 2025	19.50	13.77	33,431,066
November 2025	19.77	13.31	20,944,936
December 2025	20.58	16.59	30,792,057
January 2026	27.22	17.64	21,939,175
February 2026	29.57	19.72	17,087,570
March 2026	29.99	17.06	29,928,395
April 2026	26.28	17.66	19,931,653
May 2026	20.94	$16.37	24,143,839
June 1-18, 2026	17.96	$13.59	19,266,255

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NYSE American

Month	High ($)	Low ($)	Total Volume
June 2025	12.43	9.42	45,956,504
July 2025	12.83	9.16	29,042,426
August 2025	11.21	9.29	27,759,236
September 2025	12.91	10.11	73,779,450
October 2025	13.91	9.83	64,990,957
November 2025	14.14	9.41	35,166,785
December 2025	14.98	11.99	74,292,920
January 2026	20.05	12.84	49,839,310
February 2026	21.74	14.42	38,058,260
March 2026	21.98	12.41	52,999,274
April 2026	19.00	12.90	55,884,629
May 2026	15.32	11.82	68,936,901
June 1-18, 2026	13.03	9.75	60,777,681

On May 12, 2026, the last trading day on which the Orla Shares traded prior to the announcement of the Arrangement Agreement, the closing price of the Orla Shares on the TSX was C$19.77 and on the NYSE American was $14.47. On June 18, 2026, the last trading day on which the Orla Shares traded prior to the date of the Circular, the closing price of the Orla Shares on the TSX was C$14.74 and on the NYSE American was $10.38.

Prior Sales

The following table sets forth information in respect of issuances of Orla Shares during the 12 month period ended prior to the date of this Circular:

Date of Issue	Number of Orla Shares	Price per Security (C$)	Reason for Issuance

2025
June 23	10,000	$4.80	Exercise of Orla Options
June 25	152,507	$3.56	Vesting of Orla DSUs
June 26	2,111	$5.13	Exercise of Orla Options
July 2	24,096	$4.80	Exercise of Orla Warrants
July 21	200,000	$3.00	Exercise of Orla Warrants
August 8	200,000	$3.00	Exercise of Orla Options
August 19	56,365	$5.56	Exercise of Orla Options
August 27	9,500	$4.80	Exercise of Orla Options
September 3	500,000	$3.00	Exercise of Orla Warrants
September 4	200,000	$3.00	Exercise of Orla Warrants

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Date of Issue	Number of Orla Shares	Price per Security (C$)	Reason for Issuance

September 4	53,550	$7.94	Exercise of Orla Warrants
September 9	10,400,000	$3.00	Exercise of Orla Warrants
September 11	267,000	$3.00	Exercise of Orla Warrants
September 16	1,381	$5.13	Exercise of Orla Options
September 16	260,000	$3.00	Exercise of Orla Warrants
September 24	1,453	$7.42	Exercise of Orla Options
October 7	250,000	$3.00	Exercise of Orla Warrants
October 17	783,000	$3.00	Exercise of Orla Warrants
October 17	3,150	$7.94	Exercise of Orla Warrants
October 23	1,300,000	$3.00	Exercise of Orla Warrants
November 25	55,912	$4.95	Exercise of Orla Options
November 26	14,041	$6.02	Exercise of Orla Options
December 1	5,012	$13.10	Vesting of Orla RSUs
December 2	200	$5.13	Exercise of Orla Options
December 8	57,320	$5.06	Exercise of Orla Options
December 17	15,864	$6.28	Exercise of Orla Options
December 23	7,900	$4.80	Exercise of Orla Options
December 24	64,065	$5.54	Exercise of Orla Options
December 29	20,000	$5.98	Exercise of Orla Options
2026
January 7	520,000	$3.00	Exercise of Orla Warrants
January 8	866,667	$3.00	Exercise of Orla Warrants
January 27	1,575	$7.94	Exercise of Orla Warrants
January 28	162,500	$3.00	Exercise of Orla Warrants
January 28	174,825	$7.94	Exercise of Orla Warrants
January 28	2,605,061	$7.90	Exercise of Orla Notes
February 4	708,859	$7.90	Exercise of Orla Notes
February 6	396,202	$11.50	Exercise of Orla Warrants
February 23	1,575	$7.94	Exercise of Orla Warrants
March 24	1,342	$5.13	Exercise of Orla Options
March 26	14,710	$5.51	Exercise of Orla Options
March 27	77,594	$13.13	Vesting of Orla RSUs
March 30	1,254	$6.58	Exercise of Orla Options
March 30	59,046	$6.58	Vesting of Orla RSUs
March 31	8,531	$5.76	Exercise of Orla Options
March 31	125,145	$7.52	Vesting of Orla RSUs

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2026 Special Meeting of Shareholders

Date of Issue	Number of Orla Shares	Price per Security (C$)	Reason for Issuance

March 31	65,000	$3.00	Exercise of Orla Warrants
April 1	62,749	$5.74	Exercise of Orla Options
April 2	2,828	$13.10	Vesting of Orla RSUs
May 19	1,102	$13.10	Exercise of Orla Options
May 21	40,932	$4.80	Exercise of Orla Options
May 26	4,135	$6.07	Vesting of Orla RSUs
May 26	19,541	$4.80	Exercise of Orla Options
May 28	148,452	$13.10	Exercise of Orla Options
May 29	39,083	$4.80	Exercise of Orla Options
June 8	29,063,287	$7.90	Exercise of Orla Notes
June 10	944	$13.10	Exercise of Orla Options

The following table sets forth information in respect of issuances of securities that are convertible or exchangeable into Orla Shares during the 12 month period ended prior to the date of this Circular:

Date of Issue	Type of Security	Issue/Exercise Price (C$)	Number Issued
August 18, 2025	Orla Options	13.96	18,352
August 18, 2025	Orla RSUs	13.10	9,180
September 16, 2025	Orla Options	15.81	17,405
November 24, 2025	Orla Options	17.80	15,753
December 15, 2025	Orla DSUs	18.43	6,511
February 10, 2026	Orla RSUs	$23.67	820
February 10, 2026	Orla DSUs	$23.67	708
March 27, 2026	Orla Options	19.13	330,065
March 27, 2026	Orla RSUs	19.13	217,860
March 27, 2026	Orla DSUs	19.13	53,579
March 31, 2026	Orla Options	22.37	3,875
March 31, 2026	Orla RSUs	22.37	3,670
June 9, 2026	Orla RSUs	14.62	1,196
June 9, 2026	Orla DSUs	14.62	1,257
June 11, 2026	Orla Options	13.64	11,111

Dividends

On December 3, 2025, the Orla Board declared an inaugural quarterly cash dividend of $0.015 per Orla Share, which was payable on February 10, 2026, to holders of record as at the close of business on the record date of January 12, 2026. At the same time, the Orla Board also approved a policy under which Orla intends to pay a regular quarterly dividend of $0.015 per Orla Share or $0.06 per Orla Share annually.

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2026 Special Meeting of Shareholders

On May 11, 2026, Orla declared a quarterly dividend of $0.015 per Orla Share, which was paid on June 9, 2026, to Orla Shareholders of record at close of business on May 26, 2026.

The declaration, amount, and payment of future dividends remain subject to the discretion of the Orla Board and will depend upon Orla’s financial results, capital requirements, business conditions, and other factors. Orla will review the dividend policy on an ongoing basis and may amend it at any time depending on Orla’s then current financial position, capital allocation framework, profitability, cash flow, compliance with debt covenants, legal requirements, and other factors considered relevant. In particular, under the terms of Orla’s credit facility, Orla is prohibited from declaring, paying, or setting aside for payment any dividend on the Orla Shares unless certain financial covenants and ratios are met. As such, no assurance can be made that any future dividends will be declared and paid or that any particular level of dividend amount will be maintained. Orla is also subject to certain restrictions on declaring and paying dividends pursuant to the Arrangement Agreement, as discussed under “The Arrangement Agreement – Covenants – Covenants of Orla Regarding the Conduct of Business” in the Circular.

Risk Factors

An investment in Orla Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under “Risk Factors”, readers should consider carefully the risk factors described in the Orla AIF, the Orla Annual MD&A and the Orla Interim MD&A, each of which is incorporated by reference in this Circular. If any of the identified risks were to materialize, Orla’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Orla that may present additional risks in the future.

Material Contracts

Except as otherwise disclosed in the Circular and as discussed in the Orla AIF, during the 12 months prior to the date of the Circular, Orla has not entered into any contracts, nor are there any contracts still in effect, that are material to Orla or any of its subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Orla AIF, which is incorporated by reference in the Circular.

Auditor, Transfer Agent and Registrar

Deloitte LLP is the auditor of Orla.

The transfer agent and registrar for the Orla Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Orla Shares in the United States is Computershare Trust Company, N.A. in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Orla, at Suite 2020 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8, telephone (604) 564-1852 and are also available electronically through SEDAR+ at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov. The filings of Orla through SEDAR+ and through EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

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2026 Special Meeting of Shareholders

The following documents, filed or furnished by Orla with the securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Circular:

1.	Orla AIF;

2.	Orla Annual Financial Statements;

3.	Orla Annual MD&A;

4.	Orla Interim Financial Statements;

5.	Orla Interim MD&A;

6.	the management information circular of Orla dated May 8, 2026 in connection with the annual general and special meeting of Orla Shareholders held on June 16, 2026;

7.	the material change report of Orla dated January 21, 2026 in respect to the results of a feasibility study on the South Railroad Project;

8.	the material change report of Orla dated February 23, 2026 in respect of the result of a preliminary economic assessment for the underground project at the Camino Rojo Mine;

9.	the material change report of Orla dated May 20, 2026 in respect of the entering into of the Arrangement Agreement; and

10.

the material change report of Orla dated June 10, 2026 in respect of the illegal work stoppage and blockade by its unionized workers at the Camino Rojo Mine, and subsequent ending of the illegal blockade and resumption of operations.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (other than confidential material change reports, if any) filed by Orla with any securities commissions or similar regulatory authorities in Canada after the date of this Circular disclosing additional or updated information, including the documents incorporated by reference herein, filed pursuant to the requirements of applicable securities legislation in Canada and prior to the Effective Date will be deemed to be incorporated by reference in this Circular. These documents are available on SEDAR+, which can be accessed at www.sedarplus.ca. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to Orla and readers should review all information contained in this Circular and the documents incorporated or deemed to be incorporated herein by reference.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Circular and prior to the Effective Date, such document will be deemed to be incorporated by reference herein (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by Orla with the SEC under the 1934 Act from the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference herein, but only if and to the extent expressly so provided in any such report. Orla’s current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need

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2026 Special Meeting of Shareholders

not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Circular, except as so modified or superseded.

Information contained in or otherwise accessed through Orla’s website (www.orlamining.com), or any other website, does not form part of the Circular. All such references to Orla’s website are inactive textual references only.

Additional Information

Additional information relating to Orla can be found under Orla’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information concerning Orla is provided in the Orla Annual Financial Statements and the Orla Annual MD&A, and the Orla Interim Financial Statements and the Orla Interim MD&A, which can be found under Orla’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on Orla’s website at www.orlamining.com. Orla Shareholders may also obtain these documents, without charge, upon request at Orla Mining Ltd., Suite 2020 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

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SCHEDULE “I”

Information Concerning Post-Arrangement Equinox Gold

The following is a summary of Post-Arrangement Equinox Gold, its business and operations and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular.

Except as otherwise described in this “Schedule “I” – Information Concerning Post-Arrangement Equinox Gold”, the business of Post-Arrangement Equinox Gold and information relating to Post-Arrangement Equinox Gold shall be that of Equinox Gold generally disclosed elsewhere in this Circular.

Capitalized terms used in this “Schedule “I” – Information Concerning Post-Arrangement Equinox Gold” but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in this Circular.

Corporate Structure

On completion of the Arrangement, Post-Arrangement Equinox Gold will continue the current operations of Equinox Gold and Orla and be governed by the laws of the Province of British Columbia. The Arrangement will result in the acquisition of all issued and outstanding Orla Shares by Equinox Gold.

It is expected that the head and registered offices of Post-Arrangement Equinox Gold will continue to be located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

The following chart illustrates Post-Arrangement Equinox Gold’s Material Subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attached to all voting securities of each subsidiary that will be beneficially owned, controlled or directed, directly or indirectly, by Post-Arrangement Equinox Gold:

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2026 Special Meeting of Shareholders

Description of the Business

Post-Arrangement Equinox Gold will carry on the businesses currently operated by Equinox Gold and Orla, and will continue to engage in mining activities, including exploring for, extracting and processing precious and base metals.

Following the Effective Date, Equinox Gold’s material mineral properties for the purposes of NI 43-101 will be Greenstone Mine, Valentine Mine and Musselwhite Mine. Further information regarding the Equinox Gold properties can be found in the Equinox Gold AIF, while further information regarding the Orla properties can be found in the Orla AIF, each of which are incorporated by reference herein. Additional information can also be found in the Equinox Gold Technical Reports and the Orla Technical Reports, which are not incorporated by reference herein but are summarized in the Equinox Gold AIF and the Orla AIF, respectively, which are filed on Equinox Gold’s and Orla’s respective issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Description of Share Capital

The authorized share capital of Post-Arrangement Equinox Gold will be the same as the currently authorized share capital of Equinox Gold and there will be no change in the rights associated with the Equinox Gold Shares. The authorized share capital of Equinox Gold consists of an unlimited number of Equinox Gold Shares without par value. See “Capital Structure” in the Equinox Gold AIF, which is incorporated by reference herein.

Immediately following completion of the Arrangement, assuming approximately 377,029,979 Equinox Gold Shares are issued as a result of the Arrangement, existing Equinox Gold Shareholders and former Orla Shareholders will own approximately 67% and 33% of Post-Arrangement Equinox Gold on a fully diluted in-the-money basis, respectively.

Consolidated Capitalization

The following table sets out the consolidated cash and cash equivalents and the consolidated capitalization of Post-Arrangement Equinox Gold as at March 31, 2026, on an adjusted basis, giving effect to the Arrangement (as if it had closed on March 31, 2026).

As at March 31, 2026 (in millions of United States dollars, except shares)	Equinox Gold (actual)	Post-Arrangement Equinox Gold (adjusted)
Cash and cash equivalents	$363.0	$717.1
Long-term debt	$585.6	$782.8
Total equity	$6,125.2	$10,169.8
Issued capital	$4,903.6	$8,999.0
Equinox Gold Shares	789,078,512	1,166,882,436

Integration

Equinox Gold and Orla have begun discussing integration planning, focused on safe and continuous operations, corporate reporting, finance, treasury, technical services, procurement, human resources, sustainability and capital allocation. Post-Arrangement Equinox Gold expects to establish an integration committee reporting to senior management and the board of directors of Post-Arrangement Equinox Gold to oversee key workstreams, integration milestones and risk mitigation. The Company cautions that there can be no assurance that expected efficiencies or benefits will be realized.

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Selected Unaudited Pro Forma Financial Information

Certain selected unaudited pro forma financial information is set forth in the following tables. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Equinox Gold after giving effect to the Arrangement for the year ended December 31, 2025, and as at and for the three months ended March 31, 2026, and the accompanying notes thereto attached as “Schedule “J”– Unaudited Pro Forma Financial Information”.

Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Post-Arrangement Equinox Gold, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements set forth in “Schedule “J”– Unaudited Pro Forma Financial Information”.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements set forth in “Schedule “J”– Unaudited Pro Forma Financial Information” or of the results expected in future periods.

Dividends

There will be no restrictions in Post-Arrangement Equinox Gold’s articles or elsewhere, other than customary general solvency requirements, which would prevent Post-Arrangement Equinox Gold from paying dividends following completion of the Arrangement. On February 18, 2026, the Equinox Gold Board adopted a dividend policy pursuant to which Equinox Gold intends, subject to quarterly Equinox Gold Board approval and certain relevant factors, to pay a regular quarterly dividend of $0.015 per Equinox Gold Share ($0.06 per Equinox Gold Share annually). Any change to the current dividend policy of Equinox Gold will be made by the Post-Arrangement Equinox Gold board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

Principal Securityholders

To the best of the knowledge of the directors and officers of Equinox Gold and Orla, upon completion of the Arrangement, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the Equinox Gold Shares, after giving effect to the Arrangement.

Following completion of the Arrangement, separately or together, Equinox Gold does not anticipate that: (i) any person will hold more than 20% of the Equinox Gold Shares; or (ii) control of Post-Arrangement Equinox Gold will be materially affected.

Executive Officers and Directors of Post-Arrangement Equinox Gold

Executive Officers

Following completion of the Arrangement, the executive officers of Post-Arrangement Equinox Gold will be (i) Darren Hall, as Chief Executive Officer, (ii) Peter Hardie as Chief Financial Officer, and (iii) Jason Simpson as President (current President and Chief Executive Officer of Orla), as well as any other officers appointed by the Post-Arrangement Equinox Gold Board on the recommendation of Messrs. Hall and Simpson.

Directors

Following completion of the Arrangement, Post-Arrangement Equinox Gold Board will be chaired by Charles Jeannes, the current Chair of the Orla Board, and will have 11 directors, comprising six directors from Equinox Gold and five directors

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from Orla. Ross Beaty, current Chair of the Equinox Gold Board, will assume the role of Chair Emeritus and special advisor to the Post-Arrangement Equinox Gold Board.

Transfer Agent, Registrar and Auditor

As of the date of this Circular, the transfer agent and registrar for the Equinox Gold Shares in Canada and the United States, respectively, is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario, Canada and New York, New York, U.S.

The auditor of Equinox Gold following the Effective Date will continue to be Deloitte LLP, through its offices located at 410 West Georgia Street, Vancouver, BC V6B 0S7 Canada, the current auditor of Equinox Gold.

The transfer agent and registrar for the Equinox Gold Shares in Canada and the United States, respectively, will continue to be Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario, Canada and New York, New York, U.S.

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SCHEDULE “J”

Unaudited Pro Forma Financial Information

See attached.

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Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

Pro Forma Consolidated Statement of Financial Position

At March 31, 2026

(Expressed in thousands of United States dollars)

(Unaudited)

	Equinox Gold Corp. (Historical)	Orla Mining Ltd. Adjusted Note 2(b)	Pro Forma Transaction Accounting Adjustments	Note		Pro Forma Total
Assets
Current assets
Cash and cash equivalents	$362,965	$427,349	$(73,226)	5	(c)	$717,088
Marketable securities	136,654	—	—			136,654
Trade and other receivables	61,149	29,235	—			90,384
Inventories	392,045	96,926	122,556	5	(g)	611,527
Prepaid expenses	33,474	6,954	—			40,428
Other current assets	2,022	33,000	(27,060)	5	(l)	7,962

	988,309	593,464	22,270			1,604,043
Restricted cash	9,727	—	—			9,727
Inventories	433,152	—	—			433,152
Mineral properties, plant and equipment	7,948,829	1,507,869	5,015,276	5	(d)	14,471,974
Other non-current assets	276,038	6,110	—			282,148

Total assets	$9,656,055	$2,107,443	$5,037,546			$16,801,044

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$335,525	$137,481	$(7,900)	5	(a)	$465,106
Income taxes payable	92,959	40,677	—			133,636
Current portion of loans and borrowings	29,080	20,000	—			49,080
Current portion of deferred revenue	101,779	129,215	98,975	5	(h)	329,969
Current portion of derivative liabilities	169,576	228,843	69,212	5	(i)	467,631
Other current liabilities	68,902	6,082	—			74,984

	797,821	562,298	160,287			1,520,406
Non-current liabilities
Loans and borrowings	585,649	286,073	(88,943)	5	(l)	782,779
Deferred revenue	166,284	141,932	61,429	5	(h)	369,645
Derivative liabilities	49,098	—	—			49,098
Reclamation and closure cost provisions	232,303	106,169	—	5	(k)	338,472
Deferred income tax liabilities	1,447,497	243,862	1,617,724	5	(e)	3,309,083
Other non-current liabilities	252,183	10,681	(1,100)	5	(a)	261,764

Total liabilities	3,530,835	1,351,015	1,749,397			6,631,247

Shareholders’ equity
Common shares	4,903,602	570,765	3,524,629	5	(f), (l)	8,998,996
Reserves	83,989	21,103	(12,920)	5	(f), (l)	92,172
Accumulated other comprehensive income	11,042	(3,830)	3,830	5	(f)	11,042
Retained earnings	1,126,587	168,390	(227,390)	5	(b), (f)	1,067,587

Total equity	6,125,220	756,428	3,288,149			10,169,797

Total liabilities and equity	$9,656,055	$2,107,443	$5,037,546			$16,801,044

Pro Forma Consolidated Statement of Income

For the three months ended March 31, 2026

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

(Unaudited)

	Equinox Gold Corp. (Historical)	Orla Mining Ltd. Adjusted Note 2(b)	Pro Forma Transaction Accounting Adjustments	Note		Pro Forma Total
Continuing operations
Revenue	$861,593	$378,880	$—			$1,240,473
Cost of sales
Operating expense	(310,901)	(107,854)	—			(418,755)
Depreciation and depletion	(111,936)	(47,728)	(88,053)	5(j	)	(247,717)

	(422,837)	(155,582)	(88,053)			(666,472)

Income from mine operations	438,756	223,298	(88,053)			574,001
Care and maintenance expense	(20,771)	—	—			(20,771)
Exploration and evaluation expense	(6,287)	(6,032)	—			(12,319)
General and administrative expense	(21,466)	(16,041)	—			(37,507)

Income from operations	390,232	201,225	(88,053)			503,404
Finance expense	(31,693)	(13,714)	2,790	5(l	)	(42,617)
Finance income	4,201	3,834	—			8,035
Other expense	(48,729)	(47,730)	50,122	5(i	)	(46,337)

Income before income taxes from continuing operations	314,011	143,615	(35,141)			422,485
Income tax expense	(126,841)	(68,210)	27,494	5(m	)	(167,557)

Net income from continuing operations	187,170	75,405	(7,647)			254,928

Discontinued operations
Net income from discontinued operations	122,941	—	—			122,941

Net income	$310,111	$75,405	$(7,647)			$377,869

Net income per share
Basic	$0.39	$0.22				$0.32
Diluted	$0.38	$0.20				$0.31
Net income per share - continuing operations
Basic	$0.24	$0.22				$0.22
Diluted	$0.23	$0.20				$0.21
Weighted average shares outstanding
Basic	788,596,532	344,189,610				1,166,400,456
Diluted	825,750,643	399,470,337				1,218,474,588

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2025

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

(Unaudited)

	Equinox Gold Corp. (Historical)	Orla Mining Ltd. Adjusted Note 2(b)	Pro Forma Transaction Accounting Adjustments	Note		Pro Forma Total
Continuing operations
Revenue	$1,817,195	$1,057,881	$—			$2,875,076
Cost of sales
Operating expense	(834,589)	(349,901)	(122,556)	5(g	)	(1,307,046)
Depreciation and depletion	(339,694)	(145,693)	(306,225)	5(j	)	(791,612)

	(1,174,283)	(495,594)	(428,781)			(2,098,658)

Income from mine operations	642,912	562,287	(428,781)			776,418
Care and maintenance expense	(94,991)	—	—			(94,991)
Exploration and evaluation expense	(10,884)	(43,343)	—			(54,227)
General and administrative expense	(104,698)	(56,107)	(59,000)	5(b	)	(219,805)

Income from operations	432,339	462,837	(487,781)			407,395
Finance expense	(179,288)	(55,483)	9,952	5(l	)	(224,819)
Finance income	10,946	8,322	—			19,268
Other expense	(132,630)	(154,629)	112,000	5(i	)	(175,259)

Income before income taxes from continuing operations	131,367	261,047	(365,829)			26,585
Income tax expense	(150,228)	(154,152)	139,452	5(m	)	(164,928)

Net income (loss) from continuing operations	(18,861)	106,895	(226,377)			(138,343)

Discontinued operations
Net income from discontinued operations	240,332	—	—			240,332

Net income	$221,471	$106,895	$(226,377)			$101,989

Net income per share
Basic	$0.35	$0.33				$0.10
Diluted	$0.35	$0.30				$0.10
Net income (loss) per share - continuing operations
Basic	$(0.03)	$0.33				$(0.14)
Diluted	$(0.03)	$0.30				$(0.14)
Weighted average shares outstanding
Basic	630,306,219	328,888,975				1,008,110,143
Diluted	630,306,219	351,883,212				1,027,565,273

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

1.	GENERAL INFORMATION

These unaudited pro forma consolidated financial statements as at and for the three months ended March 31, 2026 and for the year ended December 31, 2025 (the “Pro Forma Financial Statements”) of Equinox Gold Corp. (the “Company” or “Equinox Gold”) have been prepared for the purposes of inclusion in the management information circular of the Company dated June 19, 2026 and the management information circular of Orla Mining Ltd. (“Orla”) dated June 19, 2026.

Equinox Gold was incorporated under the Business Corporations Act (British Columbia) on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (the “TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada. Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.

Orla Mining Ltd. was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 and was continued into British Columbia under the Business Corporations Act (British Columbia) on June 3, 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) on April 21, 2015. On December 2, 2016, Orla was continued as a federal company under the Canada Business Corporations Act. Orla is listed on the TSX Canada under the symbol “OLA” and on the NYSE American Stock Exchange under the symbol “ORLA”. Orla’s registered office is located at Suite 2020, 666 Burrard Street, Vancouver, British Columbia, Canada. Orla is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and its material gold projects for the purpose of National Instrument 43-101 are the Musselwhite Mine in Ontario, Canada, the Camino Rojo gold and silver mine in Zacatecas State, Mexico, and the South Carlin Complex in Nevada, USA.

2.	BASIS OF PRESENTATION

a. Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at March 31, 2026, reflects assumptions and adjustments to give effect to the acquisition by Equinox Gold of all the issued and outstanding Orla shares (the “Transaction”), as further described in Note 3 below, as if it had occurred on March 31, 2026. Each of the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2025 reflect assumptions and adjustments to give effect to the Transaction as if it had occurred on January 1, 2025.

These Pro Forma Financial Statements utilize accounting policies that are consistent with those disclosed in the audited consolidated financial statements of the Company for the year ended December 31, 2025, which were prepared in accordance with recognition and measurement principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In preparing the Pro Forma Financial Statements, a review was undertaken to identify accounting policy differences between the accounting policies used by Equinox Gold and those of Orla. The review of the material accounting policies of the Company and Orla was necessary to ensure comparability in the Pro Forma Financial Statements. Based on our review, we believe the material accounting policies of Orla conform, in all material aspects, to those of Equinox Gold.

It is management’s opinion that the Pro Forma Financial Statements include all adjustments necessary for the fair presentation, in all material respects, of the Pro Forma Financial Statements as if the Transaction had occurred as of March 31, 2026 for the unaudited pro forma consolidated statement of financial position and as if the Transaction had occurred as of January 1, 2025 for each of the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2025. The adjustments and assumptions required to reflect the transactions as of the applicable dates are described in Note 5. In preparing the Pro Forma Financial Statements, no adjustments were made to reflect operating synergies, efficiencies or other restructuring, or to include any integration costs that may result from the Transaction. The Pro Forma Financial Statements are based on estimates and assumptions set forth in the accompanying notes. The Pro Forma Financial Statements are being furnished solely for information purposes and are not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor are they indicative of future results that may occur.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

a. Basis of Presentation (Continued)

The unaudited pro forma consolidated statements of financial position of the Company as at March 31, 2026 and the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 have been prepared using the following:

•	The unaudited condensed consolidated interim financial statements of Equinox Gold for the three months ended March 31, 2026 and 2025.

•	The unaudited condensed interim consolidated financial statements of Orla for the three months ended March 31, 2026 and 2025.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2025 has been prepared using the following:

•	The audited consolidated financial statements of Equinox Gold for the year ended December 31, 2025 and 2024.

•	The audited consolidated financial statements of Orla for the year ended December 31, 2025 and 2024.

The Pro Forma Financial Statements were prepared using other supplementary information as was considered necessary to reflect the Transaction in the Pro Forma Financial Statements.

b. Presentation Adjustments

For purposes of preparing the unaudited pro forma consolidated statement of financial position as at March 31, 2026, and the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2025, the Company has made certain reclassifications to conform to the presentation adopted by the Company.

	$		$		$
Orla Mining Ltd. Statement of Financial Position as at March 31, 2026
	Orla Mining Ltd. Historical		Presentation Adjustments		Orla Mining Ltd. Adjusted
Assets
Current assets
Cash		$427,349		$—		$427,349
Trade and other receivables		6,351		22,884		29,235
Value added taxes recoverable		22,884		(22,884)		—
Inventory		96,926		—		96,926
Prepaid expenses		6,954		—		6,954
Derivative assets		33,000		(33,000)		—
Other current assets		—		33,000		33,000

		593,464		—		593,464
Non-current assets
Mineral properties, plant and equipment		—		1,507,869		1,507,869
Property, plant and equipment		1,325,921		(1,325,921)		—
Exploration and evaluation properties		181,948		(181,948)		—
Other non-current assets		6,110		—		6,110

Total assets		$2,107,443		$—		$2,107,443

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

b. Presentation Adjustments (Continued)

	$		$		$
Liabilities and Equity
Current liabilities
Trade payable and accrued liabilities		$143,563		$(6,082)		$137,481
Income taxes payable		40,677		—		40,677
Current portion of long term debt		20,000		—		20,000
Deferred revenue		129,215		—		129,215
Derivative liabilities		228,843		—		228,843
Other current liabilities		—		6,082		6,082

		562,298		—		562,298
Non-current liabilities
Long term debt		286,073		—		286,073
Deferred revenue		141,932		—		141,932
Derivative liabilities		—		—		—
Site closure provisions		106,169		—		106,169
Deferred tax liabilities		243,862		—		243,862
Lease obligations		9,134		(9,134)		—
Other long-term liabilities		1,547		9,134		10,681

Total liabilities		1,351,015		—		1,351,015

Shareholders’ equity
Share capital		570,765		—		570,765
Reserves		21,103		—		21,103
Accumulated other comprehensive loss		(3,830)		—		(3,830)
Retained earnings		168,390		—		168,390

Total shareholders’ equity		756,428		—		756,428

Total liabilities and shareholders’ equity		$2,107,443		$—		$2,107,443

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

b. Presentation Adjustments (Continued)

	$		$		$
Orla Mining Ltd. Statement of Income for the three months ended March 31, 2026
	Orla Mining Ltd. Historical		Presentation Adjustments		Orla Mining Ltd. Adjusted
Revenue		$378,880		$—		$378,880
Cost of sales
Operating costs		(95,407)		(12,447)		(107,854)
Depletion and depreciation		(47,728)		—		(47,728)
Royalties		(12,447)		12,447		—

		(155,582)		—		(155,582)

Earnings from mining operations		223,298		—		223,298
Exploration and evaluation		(6,032)		—		(6,032)
General and administrative expenses		(11,481)		(4,560)		(16,041)
Other
Interest income		3,834		(3,834)		—
Depreciation		(174)		174		—
Share based payments		(4,386)		4,386		—
Interest and accretion expense		(13,714)		13,714		—
Fair value adjustments on financial instruments		(46,650)		46,650		—
Foreign exchange gain (loss)		134		(134)		—
Other gains (losses)		(1,214)		1,214		—

Income before taxes		143,615		57,610		201,225
Finance expense		—		(13,714)		(13,714)
Finance income		—		3,834		3,834
Other expense		—		(47,730)		(47,730)

Income before taxes		143,615		—		143,615
Income taxes		(68,210)		—		(68,210)

Income for the period		$75,405		$—		$75,405

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

b. Presentation Adjustments (Continued)

	$		$		$
Orla Mining Ltd. Statement of Income for the year ended December 31, 2025
	Orla Mining Ltd. Historical		Presentation Adjustments		Orla Mining Ltd. Adjusted
Revenue		$1,057,881		$—		$1,057,881
Cost of sales
Operating costs		(319,171)		(30,730)		(349,901)
Depletion and depreciation		(145,693)		—		(145,693)
Royalties		(30,730)		30,730		—

		(495,594)		—		(495,594)

Earnings from mining operations		562,287		—		562,287
Exploration and evaluation		(43,343)		—		(43,343)
General and administrative expenses		(46,089)		(10,018)		(56,107)
Other
Interest income		8,322		(8,322)		—
Depreciation		(542)		542		—
Share based payments		(9,476)		9,476		—
Interest and accretion expense		(55,483)		55,483		—
Fair value gain (loss) on financial instruments		(145,735)		145,735		—
Foreign exchange gain (loss)		(8,537)		8,537		—
Other gains (losses)		(357)		357		—

Income before taxes		261,047		201,790		462,837
Finance expense		—		(55,483)		(55,483)
Finance income		—		8,322		8,322
Other expense		—		(154,629)		(154,629)

Income before taxes		261,047		—		261,047
Income taxes		(154,152)		—		(154,152)

Income for the year		$106,895		$—		$106,895

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

3.	Transaction Description

Equinox Gold and Orla entered into a definitive arrangement agreement (the “Arrangement Agreement”) on May 12, 2026, pursuant to which, among other things, Equinox Gold agreed to acquire all of the issued and outstanding common shares of Orla pursuant to a court-approved plan of arrangement (the “Transaction”). The combined company will continue under the name “Equinox Gold Corp.”

Under the terms of the Arrangement Agreement, Orla shareholders will receive 1.00 Equinox Gold common share (the “Exchange Ratio”) and a nominal cash payment of $0.0001 for each Orla common share held immediately prior to the effective time of the Transaction (the “Effective Time”). Closing of the Transaction is subject to approval by the shareholders of the Company and Orla, applicable regulatory approvals and other customary closing conditions. Upon completion of the Transaction, existing Equinox shareholders and former Orla shareholders are expected to own approximately 67% and 33% of the outstanding shares of the combined company, respectively, on a fully diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Orla as of the date of the Arrangement Agreement.

Accounting Treatment for the Transaction

For purposes of the Pro Forma Financial Statements, the Company has assumed that Orla constitutes a business and has accounted for the Transaction as a business combination under IFRS 3, Business Combinations, with Equinox Gold assumed to be the acquirer. Under IFRS 3, the purchase price is allocated to the respective net assets acquired based on their fair values, and a determination is made as to whether any goodwill results from the transaction.

Equinox Gold has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Orla assets to be acquired and liabilities to be assumed. A final determination of the fair value of Orla’s assets and liabilities will be based on the actual assets and liabilities of Orla that exist as of the closing date of the Transaction and, therefore, cannot be made prior to such acquisition date. In addition, the value of the consideration to be paid by Equinox Gold upon the consummation of the Transaction will be determined based on the closing price of Equinox Gold’s common shares on the acquisition date. As a result of the foregoing, the purchase price adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary purchase price adjustments have been made solely for the purpose of providing the Pro Forma Financial Statements to help shareholders better understand the potential financial effect of the Transaction. Until the Transaction is completed, both Equinox Gold and Orla are limited in their ability to share certain financial information. Upon completion of the Transaction, a final determination of the fair value of Orla’s assets and liabilities will be performed. The final accounting for the Transaction may be materially different from that reflected in the Pro Forma Financial Statements.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

4.	Pro-forma Purchase Consideration and assumed purchase price allocation

The total preliminary estimated purchase price of approximately $4,103,615 was determined based on Equinox Gold’s number of common shares to be issued to Orla shareholders in exchange for Orla’s issued and outstanding common stock at March 31, 2026, adjusted for the additional shares to be issued on the settlement of certain share-based payments and the conversion of certain of Orla’s convertible notes summarized below and Equinox Gold’s closing share price on June 8, 2026.

Restricted share units (“RSUs”) and deferred share units (“DSUs”) of Orla (whether vested or unvested) outstanding immediately prior to the Effective Time will immediately vest and will be settled immediately prior to the Transaction into Orla shares and the holders thereof will receive the number of Equinox Gold common shares and nominal cash consideration to which they are entitled for such Orla common shares under the Transaction based on the Exchange Ratio. Performance share units (“PSUs”) outstanding immediately prior to the Effective Time will (whether vested or unvested) immediately vest and will be exchanged for a cash payment deemed at 100% of the “Performance Percentage” as defined in Orla’s PSU Plan.

The stock options (“Options”) (whether vested or unvested) outstanding immediately prior to the Effective Time will fully vest, and shall remain outstanding in accordance with the terms of Orla’s Option Plan, and following the Effective Time, upon exercise of an Option, such Option will entitle the holder to receive, pursuant to the terms of the Option and in accordance with the terms of Orla’s Option Plan, Equinox Gold shares as adjusted in number and exercise price to reflect the Exchange Ratio.

In preparing the Pro Forma Financial Statements, in-the-money Options have been assumed to be exercised into Orla common shares prior to the effective time of the Arrangement Agreement. Accordingly, these will be included in the purchase consideration. The out-of-the-money Options have been assumed not to be exercised. As mentioned above, all Options will vest immediately and no additional service is required. Accordingly, the fair value of the out-of-the-money Options will be included in the purchase consideration as it all relates to pre-combination services.

On June 8, 2026, holders of Orla’s convertible notes converted a total of $164,000 of the outstanding principal balance into 29,063,287 Orla common shares. These shares will entitle the holders to receive Equinox Gold common shares and nominal cash consideration under the Transaction based on the Exchange Ratio. For purposes of the pro-forma statement of financial position as at March 31, 2026 and the pro forma statements of income (loss) for the year ended December 31, 2025 and March 31, 2026, the convertible notes are assumed to have been converted on March 31, 2026 and January 1, 2025, respectively.

Pro-forma Purchase Consideration

Orla outstanding common shares as at March 31, 2026	345,927,000
RSUs settled in common shares	457,693
DSUs settled in common shares	439,382
Conversion of convertible notes into common shares	29,063,287
In-the-money Options converted into common shares	1,916,562

Total Orla outstanding common shares to be exchanged	377,803,924
Exchange Ratio	1.00
Total Equinox Gold common shares to be issued	377,803,924
Equinox gold price per share as of June 8, 2026	$10.84

Total equity consideration	$4,095,394
Cash paid per Orla common share	$0.0001

Total cash consideration	$38
Other consideration	$8,183

Total purchase consideration	$4,103,615

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

4.	Pro-forma Purchase Consideration (Continued)

Pro-forma Purchase Price Allocation

The table below summarizes the proforma allocation of the purchase price to the assets acquired and the liabilities assumed for the purposes of the Pro Forma Financial Statements as if the Transaction had occurred on March 31, 2026.

Identifiable net assets acquired at fair value:	Note
Cash	5(a), (c	)	$413,161
Trade and other receivables			29,235
Derivative assets	5(l	)	5,940
Inventories	5(g	)	219,482
Prepaid expenses			6,954
Mineral properties, plant and equipment	5(d	)	6,523,145
Other non-current assets			6,110
Accounts payables and accrued liabilities	5(a	)	(129,581)
Current portion of derivative liabilities	5(i	)	(298,055)
Current portion of loans and borrowings			(20,000)
Current portion of deferred revenue	5(h	)	(228,190)
Other current liabilities			(6,082)
Income taxes payable			(40,677)
Loans and borrowings	5(l	)	(197,130)
Deferred revenue	5(h	)	(203,361)
Reclamation and closure cost provisions	5(k	)	(106,169)
Other non-current liabilities	5(a	)	(9,581)
Deferred income tax liabilities	5(e	)	(1,861,586)

Identifiable net assets acquired			$4,103,615

Total purchase consideration			$4,103,615

5.	Pro Forma Assumptions and Adjustments

The following pro forma adjustments have been prepared using available information and assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in these Pro Forma Financial Statements are as follows:

(a) Settlement of PSU liability

The Orla PSUs will be settled in cash prior to the closing of the Transaction in accordance with the terms of the Arrangement Agreement. The adjustment reflects the derecognition of the PSU liability with a corresponding decrease in cash of $9,000.

(b) Transaction costs

Total estimated transaction costs incurred by Equinox Gold of $59,000 have been recognized as an expense in the pro forma consolidated statement of income for the year ended December 31, 2025. Transaction costs consist primarily of change of control costs, due diligence costs, and investment bank advisory costs.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

5.	Pro Forma Assumptions and Adjustments (Continued)

(c) Cash and cash equivalents

The adjustment of $73,226 reflects (i) the nominal cash consideration of $38 paid to Orla shareholders at $0.0001 per share, (ii) the cash settlement of Orla’s PSUs of $9,000, (iii) the payment of estimated transaction costs of $59,000, and (iv) the payment of Orla’s quarterly cash dividend of $5,188, which was declared on May 11, 2026 and paid on June 9, 2026.

(d) Mineral properties, plant and equipment

In preparing the Pro Forma Financial Statements, any excess of the purchase consideration over the estimated fair value of Orla’s identifiable net assets has been assumed to be attributable to the fair value of Orla’s mineral properties, plant, and equipment. Upon completion of Equinox Gold’s valuation of mineral properties, plant, and equipment, such excess, if any, will be reclassified to goodwill. For the purpose of the Pro Forma Financial Statements, we assumed that the fair value of plant and equipment was equal to carrying value and that the entire fair value adjustment is assumed to be allocated to mineral properties.

No allocation of fair value between mineral property interest or plant and equipment has been made for the purposes of the Pro Forma Financial Statements.

(e) Deferred tax liabilities

The adjustment reflects the estimated deferred tax impact of the fair value adjustment on Orla’s identifiable net assets as part of the Transaction. The tax rates applied were 28.19% for Canada, 35.95% for Mexico, and 24.95% for the United States. These rates represent the combined federal and state/provincial tax rates in those jurisdictions. The deferred tax liability adjustments are $41,236 related to inventory and $1,576,488 related to mineral properties, plant, and equipment.

(f) Shareholders’ equity

This adjustment reflects a net increase in equity of $3,288,149 to reflect the issuance of Equinox Gold common shares under the Transaction, and to eliminate Orla common shares, reserves, accumulated other comprehensive income and retained earnings.

(g) Inventory

The acquisition date fair value of production inventory has been estimated based on the expected selling price at spot commodity prices as at March 31, 2026, less estimated costs to complete and a reasonable profit allowance for the selling effort, in accordance with IFRS 13—Fair Value Measurement. The fair value adjustment of $122,556 is a non-recurring adjustment specific to the inventory on hand at the acquisition date. As production inventory typically turns over within one to two quarters, and each of the unaudited pro forma consolidated statements of income assume the Transaction closed on January 1, 2025, the entire stepped-up inventory balance would have been sold during the year ended December 31, 2025. Accordingly, the full fair value adjustment of $122,556 has been included as an increase to cost of sales (operating expense) in the unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2025. No corresponding adjustment has been made to cost of sales for the three months ended March 31, 2026, as the stepped-up inventory would have been fully realized in cost of sales during the prior annual period. This adjustment is directly attributable to the Transaction and is non-recurring in nature, as it relates solely to the revaluation of inventory on hand at the acquisition date and will not have a continuing impact on the combined entity.

(h) Deferred revenue

Orla’s deferred revenue of $271,147, comprising $129,215 classified as current and $141,932 classified as non-current, primarily relates to a silver purchase agreement on the potential South Railroad mine and a gold prepay facility settled through gold deliveries from Orla’s operations. The fair value of the gold prepay has been estimated based on the expected remaining ounces of gold to be delivered as at March 31, 2026 and the future gold price curve as at March 31, 2026. For the purposes of the Pro Forma Financial Statements, no fair value adjustment has been reflected for the silver stream because there has been no change to the contractual terms and the value of the silver stream is not material.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

5.	Pro Forma Assumptions and Adjustments (Continued)

(i) Current portion of derivative liabilities

This adjustment reflects the reclassification of Orla’s equity-classified warrants to liabilities, as the exercise price is denominated in Canadian dollars while Equinox Gold’s functional currency is the U.S. dollar. Additionally, the impact on the statements of income for the three months ended March 31, 2026 and the year ended December 31, 2025, is the reversal of the fair value loss of $50,122 and $112,000 respectively, on Orla’s original warrant liabilities classified within derivative liability under the assumption the Equinox Gold share price remains constant at the acquisition price for the purposes of the Pro Forma Financial Statements.

(j) Depreciation and depletion

The adjustments of $88,053 and $306,225 for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively, represent the additional depletion on the fair value of mineral properties, plant and equipment allocated to the Musselwhite and Camino Rojo mines as described in Note 5(d). The additional depletion was calculated using the unit-of-production method based on ounces produced for the respective periods relative to recoverable ounces in the life-of-mine plan for each property for the respective periods.

(k) Reclamation and closure cost provision

No pro forma adjustment has been recorded for Orla’s reclamation and closure cost provision, as the adjustment to fair value using a credit-adjusted discount rate is not material.

(l) Convertible Notes

The adjustment reflects the fair value adjustment to the convertible notes and the conversion of a portion of the convertible notes, of which $164,000 of the outstanding principal balance was converted into 29,063,287 Orla common shares. The carrying value of the debt component approximates its fair value of $156,830, and the assumed fair value of the equity conversion feature was determined using a Black-Scholes model with Equinox Gold’s inputs. For the purpose of the Pro Forma Financial Statements, management have assumed that the change of control clause for the convertible note will not be triggered by the holders. The impact of the partial conversion of the convertible notes on the unaudited pro forma consolidated statement of financial position as at March 31, 2026 is reflected as a reduction to the derivative asset, the carrying value of the convertible note, and the equity component of the convertible note, based on the percentage of the total outstanding principal balance settled, and an increase in share capital for the Orla common shares issued. The conversion impact on the unaudited pro forma consolidated statements of income (loss) for the three months ended March 31, 2026 and the year ended December 31, 2025 is a reduction in interest and accretion expense, within finance expenses, of $2,790 and $9,952, respectively.

(m) Income tax recovery

The adjustments of $27,494 and $139,452 for the three months ended March 31, 2026, and the year ended December 31, 2025, respectively, reflect the deferred income tax recovery related to additional depletion for each period, as well as the inventory adjustment for the year ended December 31, 2025.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

6.	Pro Forma Income (Loss) Per Share

	For the three months ended March 31, 2026	For the year ended December 31, 2025
Net income - basic	$377,869	$101,989
Net income (loss) from continuing operations - basic	$254,928	$(138,343)

Dilutive warrants	(2,619)	—
Dilutive convertible notes	3,863	—
Dilutive Orla convertible notes	612	—
Net income - diluted	$379,725	$101,989
Net income (loss) from continuing operations - diluted	$256,784	$(138,343)

Basic weighted average number of shares
Outstanding Equinox Gold common shares	788,596,532	630,306,219
Equity consideration	377,803,924	377,803,924

Weighted average number of shares outstanding - basic	1,166,400,456	1,008,110,143

Add:
Equinox Gold - Warrants	1,852,120	—
Equinox Gold - Restricted Share Units	2,163,210	2,691,886
Equinox Gold - Stock options	5,756,390	3,451,250
Equinox Gold - Convertible notes	27,382,391	—
Orla - Convertible debt	3,083,706	—
Orla - Liability warrants	11,836,315	13,311,994

Weighted average number of shares outstanding - diluted	1,218,474,588	1,027,565,273
Pro forma basic earnings per share	$0.32	$0.10
Pro forma diluted earnings per share	$0.31	$0.10
Continuing operations Pro forma basic earnings (loss) per share	$0.22	$(0.14)
Pro forma diluted earnings (loss) per share	$0.21	$(0.14)

As the pro forma income (loss) for continuing operations is in a loss position for the year ended December 31, 2025, the restricted share units, stock options, and convertible notes are considered anti-dilutive.